CONFIDENTIAL TREATMENT REQUESTED BY REGISTRANT

As confidentially submitted to the Securities and Exchange Commission on February 27, 2015

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Yirendai Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4/F, Building 2A, No. 6 Lang Jia Yuan

Chaoyang District, Beijing 100022

The People’s Republic of China

+86 10 5236-2498

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700	Chris K.H. Lin, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, par value US$0.0001 per share(1)	$	$

(1)	American depositary shares issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333- ). Each American depositary share represents ordinary shares.
(2)	Includes ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                 , 2015

American Depositary Shares

Yirendai Ltd.

Representing                  Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Yirendai Ltd., or Yirendai. Yirendai is offering              ADSs. [The selling shareholders identified in this prospectus are offering an additional              ADSs.] Each ADS represents                  of our ordinary shares, par value $0.0001 per share. [We will not receive any proceeds from the ADSs sold by the selling shareholders.]

Prior to this offering, there has been no public market for our ADSs or our ordinary shares. It is currently estimated that the initial public offering price per ADS will be between US$             and US$            . We will apply to list the ADSs on the [NASDAQ Global Market/NYSE] under the symbol “            .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Following the completion of this offering, we will be a “controlled company” as defined under the Corporate Governance Rules of [the NYSE/NASDAQ] because CreditEase Holdings (Cayman) Limited, or CreditEase, will hold     % of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or     % of our then outstanding ordinary shares if the underwriters exercise their over-allotment option in full. See “Principal [and Selling] Shareholders.”

See “Risk Factors” beginning on page 13 for factors you should consider before buying the ADSs.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commission	Proceeds to Yirendai	[Proceeds, before expenses, to the selling shareholders]
Per ADS	$	$	$	$
Total	$	$	$	$

Yirendai [and the selling shareholder] has granted the underwriters an option to purchase up to an additional              ADSs to cover over-allotments.

The United States Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers in New York, New York on                     , 2015.

MORGAN STANLEY	CREDIT SUISSE	CHINA RENAISSANCE

                    , 2015.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until            , 2015 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs. This prospectus contains information from a report commissioned by us and prepared in February 2015 by iResearch, an independent market research firm, to provide information on the online consumer finance marketplace industry in China.

Our Mission

Our mission is to provide consumers in China with easy access to affordable credit and investors with attractive investment opportunities through our online marketplace.

Our Business

We are China’s largest online consumer finance marketplace connecting investors and individual borrowers as measured by transaction value in the first nine months of 2014, according to iResearch. We facilitated over RMB2,492.3 million (US$401.7 million) in loans from our inception in March 2012 through December 31, 2014.

Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and execute loan transactions. Leveraging the extensive experience of our parent company, CreditEase, a large diversified financial services company which began operations in 2006, we provide an effective solution to address largely underserved investor and individual borrower demand in China. Our borrowers and investors come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s on-the-ground sales network. We have developed a number of mobile applications to support our growth, with 30.3% of loans in terms of volume being facilitated through our mobile applications in the fourth quarter of 2014.

Between 2014 and 2019, China’s unsecured consumer finance market is forecasted to grow at a compound annual growth rate, or CAGR, of 25.7% from an estimated RMB3.6 trillion to RMB11.4 trillion (US$1.8 trillion) in terms of outstanding loan balance, according to iResearch. As we continue to expand our business, we believe that we will be well positioned to capture the opportunities presented by this growing market.

We currently target prime borrowers, comprising credit card holders with salary income. We strategically focus on prime borrowers as we believe members of this group tend to be more creditworthy and more receptive to internet finance solutions. Our online marketplace offers qualified borrowers quick and convenient access to affordable credit at competitive prices. All of the loans facilitated through our marketplace feature fixed interest rates. To provide a transparent marketplace, the interest rates, service fees and other charges are all clearly disclosed to borrowers upfront.

Our online marketplace provides investors with attractive risk-adjusted returns from a quality asset class with investment thresholds as low as RMB100 (US$16.1). Investors have the option to individually select specific loans to invest in or to use our automated investing tool to identify and select loans on the basis of a targeted return. We also offer investors credit enhancement service in the form of a risk reserve fund and provide a liquid secondary market for investors.

We believe we have developed an industry leading risk management system using our proprietary credit decisioning and fraud detection modules. We accumulate data from our expanding borrower base and CreditEase’s extensive database to continually enhance the sophistication and reliability of our risk management system. Our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers and offer quality loan investment opportunities to investors.

We generate revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. Our revenues include transaction fees from borrowers, service fees from investors and other revenues. We serve as an information intermediary, and do not assume credit risk or use our own capital to invest in loans facilitated through our marketplace.

We have experienced significant growth since we launched our marketplace in March 2012. Our total net revenues increased from US$3.1 million in 2013 to US$31.9 million in 2014.

Our Industry

Consumption in China has experienced rapid growth as a result of China’s economic development and rising consumption power of Chinese consumers. Despite growing consumption levels, consumption in China is underfinanced. According to iResearch, China’s consumption loan balance to GDP ratio was merely 22.8% in 2013, compared to 82.9% for the United States during the same year, suggesting significant growth potential for China’s consumer finance market. Consumption in China is underfinanced primarily because loans from traditional financial institutions are not easily accessible. China’s consumption loan balance is estimated to have reached RMB15.9 trillion (US$2.6 trillion) by the end of 2014, and is expected to further grow at a CAGR of 18.6% to RMB37.4 trillion by the end of 2019, according to iResearch.

The consumer finance market consists of secured consumption loans such as car loans and housing mortgage, and unsecured consumption loans such as credit cards and other unsecured loans from banks and consumer financing companies. According to iResearch, China’s unsecured consumption loan balance is estimated to have reached RMB3.6 trillion (US$580.2 billion) by the end of 2014, and is expected to further grow at a CAGR of 25.7% to RMB11.4 trillion by the end of 2019.

China’s rapidly growing consumption levels and relatively limited consumer finance options have created opportunities for marketplaces that connect borrowers and investors. According to iResearch, transaction values for marketplaces that focus on consumption loans, which we refer to as consumer finance marketplaces, are expected to grow from an estimated RMB12.7 billion (US$2.0 billion) in 2014 to RMB521.4 billion in 2019, representing a CAGR of 110.1%. In particular, within this segment, pure online marketplaces that focus on consumption loans to individuals, or online consumer finance marketplaces, show the strongest growth potential. According to iResearch, transaction values through online consumer finance marketplaces are estimated to have reached RMB4.3 billion (US$693.0 million) in 2014, and are expected to further grow at a CAGR of 122.2% to RMB234.6 billion in 2019.

Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

•	China’s leading online consumer finance marketplace connecting investors and individual borrowers;

•	Superior user experience;

•	Proprietary risk management system;

•	Powerful network effects;

•	Scalable and robust technology platform; and

•	Visionary founder and experienced management team.

Our Strategies

We intend to achieve our mission by pursing the following strategies:

•	continue to define industry best practices in China;

•	broaden our borrower base;

•	expand our investor base;

•	continue to enhance our risk management capabilities;

•	aggressively execute our mobile strategy;

•	continue to invest in our technology platform; and

•	cultivate a vibrant consumer lending ecosystem.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties, including those relating to our ability to:

•	attract and retain borrowers and investors on our marketplace;

•	introduce new loan products and platform enhancements that achieve sufficient market acceptance;

•	effectively evaluate a borrower’s credit profile and maintain a low default rate;

•	compete effectively;

•	acquire users in an effective and cost-efficient way;

•	promote and maintain our brand or reputation; and

•	establish successful strategic relationships with partners.

In addition, we face risks and uncertainties related to our corporate structure and regulatory environment in China, including:

•	uncertainties associated with the interpretation and application of PRC regulations and policies, including those relating to the peer-to-peer lending service industry in China;

•	risks associated with our control over Heng Cheng, our consolidated variable interest entity in China, which is based on contractual arrangements rather than equity ownership; and

•	risks related to our ability to use the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiary as a result of PRC regulations and governmental control of currency conversion.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase, which will remain our parent company and controlling shareholder after this offering. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. Yirendai Ltd. then established a wholly owned subsidiary in Hong Kong, Yirendai Hong Kong Limited, or

Yirendai HK, in October 2014, and Yirendai HK further established Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., or Heng Ye, our wholly owned subsidiary in China, in January 2015.

Heng Cheng Technology Development (Beijing) Co., Ltd., or Heng Cheng, was established in China in September 2014. Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Heng Cheng, owning 40%, 30% and 30% of the equity interests in Heng Cheng, respectively, as of the date of this prospectus. We entered into a series of contractual arrangements with Heng Cheng and its shareholders in February 2015. These contractual arrangements allow us to:

•	exercise effective control over Heng Cheng;

•	receive substantially all of the economic benefits of Heng Cheng; and

•	have an exclusive option to purchase all or part of the equity interests in Heng Cheng when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Heng Cheng, and we treat Heng Cheng as our variable interest entity under U.S. GAAP. We have consolidated the financial results of Heng Cheng in our consolidated financial statements in accordance with U.S. GAAP.

As a result of restructuring by CreditEase, we currently conduct our online consumer finance marketplace business in China through Heng Ye and our consolidated variable interest entity, Heng Cheng. Heng Cheng operates our website www.yirendai.com and is in the process of applying for an ICP license as an internet information provider.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated variable interest entity, as of the date of this prospectus:

Equity	interest

Contractual	arrangements

(1)	The shareholders of Heng Cheng are Ning Tang, Fanshun Kong and Yan Tian, owning 40%, 30% and 30% of Heng Cheng’s equity interest, respectively. Mr. Ning Tang is our executive chairman, Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by us.

Our Relationship with CreditEase

We are a wholly-owned subsidiary of CreditEase as of the date of this prospectus. Upon the completion of this offering, CreditEase will remain our parent company and controlling shareholder, with a shareholding of         % of our then outstanding ordinary shares assuming the underwriters do not exercise their over-allotment option. Prior to the establishment of Yirendai Ltd., our business was carried out by various subsidiaries and variable interest entities of CreditEase. We expect to complete our carve-out from CreditEase in the first quarter of 2015. After that, all of our online consumer finance marketplace business will be carried out by our own subsidiaries and consolidated variable interest entity.

In the past, CreditEase provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, as well as the services of a number of its executives and employees, the costs of which were allocated to us using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. Although we intend to set up support systems of our own, we expect CreditEase to continue to provide certain support services during a transitional period after we become a stand-alone public company.

Prior to the completion of this offering, we plan to enter into a series of agreements with CreditEase with respect to business cooperation and various ongoing relationships between us. Pursuant to these agreements, CreditEase will provide us long-term services such as borrower and investor acquisition, collection and technical support. We also expect to have an arrangement with CreditEase regarding the sharing of data and information and certain mutual intellectual property licenses owned by CreditEase and us. In addition, CreditEase will continue to provide us certain supports, such as financial, administrative, human resources and legal services, during a transitional period. See “Our Relationship with CreditEase” and “Risk Factors — Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase.”

Corporate Information

Our principal executive offices are located at 4/F, Building 2A, No. 6 Lang Jia Yuan, Chaoyang District, Beijing, People’s Republic of China. Our telephone number at this address is +86 10 5236-2498. Our registered office in the Cayman Islands is located at the offices of Sertus Incorporations (Cayman) Limited, Sertus Chambers, P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is www.yirendai.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                     , located at                             .

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares;

•	“APR” or “annual percentage rate” refers to the annual rate that is charged to borrowers, including a fixed interest rate and a transaction fee rate, expressed as a single percentage number that represents the actual yearly cost of funds over the term of a loan.

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“CreditEase” refers to CreditEase Holdings (Cayman) Limited, our parent company and controlling shareholder;

•	“ordinary shares” prior to the completion of this offering refers to our ordinary shares of par value US$0.0001 per share, and upon and after the completion of this offering are to our ordinary shares, each of par value US$0.0001 per share;

•	“Peer-to-peer lending service providers” refers to marketplaces connecting borrowers and investors;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States; and

•	“Yirendai,” “we,” “us,” “our company” and “our” refer to Yirendai Ltd., its subsidiaries and its consolidated variable interest entity.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We use U.S. dollars as reporting currency in our financial statements and in this prospectus. Monetary assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. In other parts of this prospectus, any Renminbi denominated amounts are accompanied by translations. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this prospectus, all translations from Renminbi to U.S. dollars were made at RMB6.2046 to US$1.00, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On February 20, 2015, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2546 to US$1.00.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

[ADSs offered by the selling shareholders	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).]

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares outstanding immediately after this offering	ordinary shares, (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares of par value US$0.0001 per share.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and                                          beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. See “Use of Proceeds” for more information.

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

Lock-up	[We, our directors, executive officers and all of our existing shareholders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

[Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.]

Listing	We intend to apply to have the ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol “ .” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2015.

Depositary

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of operations for the years ended December 31, 2013 and December 31, 2014, and summary consolidated balance sheet as of December 31, 2013 and December 31, 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2013	2014
	(in US$ thousands, except for share, per share and per ADS data, and percentage)
Summary Consolidated Statements of Operations:
Net revenues:
Transaction fees from borrowers	3,045	31,317
Service fees from investors	25	405
Others	61	171

Total net revenues	3,131	31,893

Operating costs and expenses:
Sales and marketing	(5,220)	(22,354)
Origination and servicing	(1,255)	(3,541)
General and administrative	(4,998)	(10,490)

Total operating costs and expenses	(11,473)	(36,385)

Loss before provision for income taxes	(8,342)	(4,492)
Income tax expense	—	(5)

Net loss	(8,342)	(4,497)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	10,000	10,000
Net loss per ordinary share
Basic and diluted	(834)	(450)
Loss per ADS(1)
Basic
Diluted
Non-GAAP Financial Measures:(2)
Contribution	(3,344)	5,998
Contribution margin	(106.8%)	18.8%

(1)	Each ADS represents ordinary shares.
(2)	See “—Non-GAAP Financial Measures.”

	As of December 31,
	2013	2014
	(in US$ thousands)
Summary Consolidated Balance Sheet:
Accounts receivable	3,077	25,971
Total assets	4,933	64,825
Total liabilities	1,775	28,813
Total equity	3,158	36,012

The following table presents our summary operating data for the periods indicated:

Summary Operating Data:	For the Year Ended December 31,
	2013	2014
	RMB	RMB	US$
	(in thousands)
Amount of loans facilitated	258,322	2,228,562	359,179
Loans generated from online channels	98,512	896,003	144,409
Loans generated from offline channels	159,810	1,332,559	214,770

	For the Year Ended December 31,
	2013	2014
Number of borrowers	3,549	39,344
Number of investors	5,617	34,527

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP financial measures, contribution and contribution margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We calculate contribution as net income (loss), excluding general and administrative expense and income tax expense (benefit). We calculate contribution margin by dividing contribution by total net revenues.

We present these non-GAAP financial measures because they are used by our management to evaluate our core operating performance and trends. Contribution and contribution margin have varied from period to period and have generally increased over time. Factors that affect our contribution and contribution margin include revenue mix, variable sales and marketing expenses, and origination and servicing expenses. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools.

One of the key limitations of using contribution and contribution margin is that it does not reflect all items of income and expense that affect our operations. General and administrative expense and income tax expense (benefit) have been and will continue to be incurred in our business and are not reflected in the presentation of contribution and contribution margin. Further, other companies, including peer companies in our industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our contribution in 2013 and 2014 to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	For the Year Ended December 31,
	2013	2014
	(in US$ thousands, except for percentage)
Reconciliation of Net Income/(Loss) to Contribution:
Net income/(loss)	(8,342)	(4,497)
Income tax expense	—	5
General and administrative expenses	4,998	10,490

Contribution	(3,344)	5,998

Total net revenues	3,131	31,893
Contribution margin	(106.8%)	18.8%

RISK FACTORS

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

The market for China’s online consumer finance marketplaces is new and may not develop as expected. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future. Potential borrowers and investors may not be familiar with this market and may have difficulty distinguishing our services from those of our competitors. Convincing potential new borrowers and investors of the value of our services is critical to increasing the volume of loan transactions facilitated through our marketplace and to the success of our business.

We launched our online marketplace in March 2012 and our limited operating history makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;

•	expand the base of borrowers and investors served on our marketplace;

•	broaden our loan product offerings;

•	enhance our risk management capabilities;

•	improve our operational efficiency;

•	cultivate a vibrant consumer finance ecosystem;

•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

•	attract, retain and motivate talented employees; and

•	defend ourselves against litigation, regulatory, intellectual property, privacy or other claims.

If we fail to educate potential borrowers and investors about the value of our platform and services, if the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, or other risks and challenges, our business and results of operations will be harmed.

If we are unable to maintain or increase the volume of loan transactions facilitated through our marketplace or if we are unable to retain existing borrowers or investors or attract new borrowers or investors, our business and results of operations will be adversely affected.

The volume of loan transactions facilitated through our marketplace has grown rapidly since our inception. The total amount of loans facilitated through our marketplace was RMB2,228.6 million (US$359.2 million) in 2014, increased substantially from RMB258.3 million in 2013. To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loan transactions by retaining current participants and attracting more users whose needs can be met on our platform. We intend to continue to dedicate significant resources to our user acquisition efforts, particularly as we continue to grow our marketplace and introduce new loan products. We utilize both online channels, such as search engine marketing, search engine optimization and partnerships with internet companies, as well as CreditEase’s on-the-ground sales network for user acquisition. If there are insufficient qualified loan requests, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs. The overall transaction volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers and investors relative to market rates, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment and other factors. In addition, although we have entered into a cooperation framework agreement with CreditEase, pursuant to which CreditEase will provide us offline user acquisition services, we cannot assure you that we will receive sufficient support from CreditEase after we become a stand-alone company. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

The laws and regulations governing the peer-to-peer lending service industry in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.

Due to the relatively short history of the peer-to-peer lending service industry in China, the PRC government has not adopted a clear regulatory framework governing our industry, although PRC governmental officials from a number of agencies and departments have recently voiced support for the development of the online peer-to-peer lending service industry in China, and expressed the need for strengthening the regulation and supervision of this industry. Our platform serves as an information intermediary between borrowers and investors, and we do not use our own capital to invest in loans facilitated through our marketplace. We have taken measures to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry, including but not limited to those prohibiting illegal fund-raising, forming capital pool or providing guarantee to investors, as well as regulatory principles raised by the China Banking Regulatory Commission, or the CBRC. However, due to the lack of detailed rules and guidance and the fact that laws and regulations are evolving in this newly emerging industry, we cannot guarantee that our practice would not be deemed to violate any existing or future laws and regulations. In particular, we cannot rule out the possibility that some of our services provided to investors such as the automated investing tool might be viewed as having the effect of forming a capital pool, or our credit enhancement arrangement might be viewed as similar to providing a form of guarantee. If our past or current practice is deemed to violate any relevant PRC laws and regulations, we may face fines and, in extreme cases, criminal prosecutions and may be required to change our business model. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

If new loan products and platform enhancements do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We incur expenses and expend resources upfront to develop, acquire and market new loan products and platform enhancements that incorporate additional features, improve functionality or otherwise make our platform more desirable to borrowers and investors. For example, as part of our efforts to introduce dynamic risk-based pricing, we started to facilitate Grade B and Grade D loans in the fourth quarter of 2014 and Grade C loans in the first quarter of 2015. New loan products or platform enhancements must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Any recently launched or new loan products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including:

•	our failure to predict market demand accurately and supply loan products that meet this demand in a timely fashion;

•	borrowers and investors using our platform may not like, find useful or agree with any changes;

•	defects, errors or failures on our platform;

•	negative publicity about our loan products or our platform’s performance or effectiveness;

•	views taken by regulatory authorities that the new products or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our new loan products or platform enhancements do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

If we are unable to maintain a low default rate of loans facilitated by our platform, our business and results of operations may be materially and adversely affected.

Our ability to attract borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate a borrower’s credit profile and maintain a low default rate. To conduct this evaluation, we have employed a series of procedures and developed a proprietary credit assessment and decisioning model. If we are unable to effectively and accurately assess the credit profiles of our borrowers, we may be either unable to offer attractive fee rates to borrowers and returns to investors, or unable to maintain a low default rate of loans facilitated by our platform. In addition, once a loan application is approved, we do not further monitor changes in the borrower’s credit profile. If the borrower’s financial condition deteriorates, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain a low default rate for loans facilitated by our platform. Because investment in loans on our marketplace involves inherent risks and return, including the principal of the investment, is not guaranteed, we are unable to completely eliminate borrowers’ default despite various preventive measures we have taken or will take. If default were to occur, investors may lose confidence in our marketplace and our business and results of operations may be materially and adversely affected.

We have limited experience operating our risk reserve fund. If it is under- or over-funded, our financial results and competitive position may be harmed.

We have limited experience operating our risk reserve fund. In January 2015, we launched our new credit enhancement services in the form of a risk reserve fund. Under the current arrangement, out of the transaction fees we earn from borrowers for providing loan facilitation services, we set aside an amount equivalent to a certain percentage, currently at 6%, of all loans facilitated through our marketplace into an interest-bearing custody account. In the event that a loan defaults, we withdraw funds from the custody account to repay investors the principal and accrued interest for the defaulted loan unless the risk reserve fund is depleted or the investor did not opt into the risk reserve fund. Such amount is set aside on a monthly basis regardless of whether the investor decides to opt into the risk reserve fund, with the actual amount to be set aside continuously monitored and calculated based on an analysis of both our historical charge-off rates and a charge-off forecast for our target borrower group. See “Business—Risk Management—Credit Enhancement.”

Since we commenced our online consumer finance business only in March 2012, we lack information regarding the default rates on some of our longer term loans that are currently nearing maturity. In addition, given our limited operating history, we have limited information on historical charge-off rates, and we may not be able to conduct an accurate charge-off forecast for our target borrower group. Given these challenges, it is possible that we will under- or over-fund our risk reserve fund compared to the prevailing market practice. If we under-fund our risk reserve fund, this may result in negative investor sentiment among investors who are not repaid in full, potentially hindering our ability to retain existing investors as well as to attract new investors. Conversely, if we over-fund our risk reserve fund, this will reduce the amount of our working capital, as we expect all funds set aside for the risk reserve to be recorded as restricted cash which cannot be used to fund our operations, and cause us to lose business opportunities. Should any of the foregoing occur, our competitive position, as well our results of operations and financial condition, could be materially and adversely affected.

If we do not compete effectively our results of operations could be harmed.

The online consumer finance marketplace industry in China is competitive and evolving. We compete with financial products and companies that attract borrowers, investors or both. With respect to borrowers, we primarily compete with traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. With respect to investors, we primarily compete with other investment vehicles and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes. We also compete with a large number of other consumer finance marketplaces.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrower or investor bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive marketing campaigns. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in an effective and cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and investors to our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient investors depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Credit and other information that we receive from third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain borrower credit information from third parties, such as financial institutions and e-commerce providers, and assess applicants’ credit and assign credit scores to borrowers. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. Additionally, there is a risk that, following our obtaining a borrower’s credit information, the borrower may have:

•	become delinquent in the payment of an outstanding obligation;

•	defaulted on a pre-existing debt obligation;

•	taken on additional debt; or

•	sustained other adverse financial events.

Such inaccurate or incomplete borrower credit information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our control over our default rate, which could in turn harm our reputation, and as a result our business and results of operations could be materially and adversely affected.

In addition, our business of connecting investors and individual borrowers constitutes an intermediary service, and our contracts with these investors and borrowers are intermediation contracts, under the PRC Contract Law. Under the PRC Contract Law, an intermediary may not claim for service fee and is liable for damages if it conceals any material fact intentionally or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests. See “Regulations—Regulations on Loans between Individuals.” Therefore, if we fail to provide material information to investors, or if we fail to identify false information received from borrowers or others and in turn provide such information to investors, and in either case if we are also found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or employee supervision, we could be subject to liability as an intermediary under the PRC Contract Law.

Any harm to our brand or reputation or any damage to the reputation of the online consumer finance marketplace industry may materially and adversely affect our business and results of operations.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;

•	provide borrowers and investors with a superior experience in our marketplace;

•	enhance and improve our credit assessment and decision-making models;

•	effectively manage and resolve borrower and investor complaints; and

•	effectively protect personal information and privacy of borrowers and investors.

Our brand and reputation may also be negatively affected if the guarantee company providing guarantees to the loans we facilitated between August 2013 and December 2014 fails to repay the principal and accrued interest on defaulted loans pursuant to the terms of the guarantee arrangement. Any malicious or innocent negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial conditions or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. As the market for China’s online consumer finance marketplaces is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

In addition, certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of our borrowers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in, or negative perception of, the online consumer finance marketplace industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the online consumer finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

We have incurred net losses in the past and may incur net losses in the future.

As of December 31, 2014, our accumulated deficit was US$14.6 million. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, investors and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may incur additional net losses in the future and may not maintain profitability on a quarterly or annual basis.

Our reputation may be harmed if information supplied by borrowers is inaccurate, misleading or incomplete.

Borrowers supply a variety of information that is included in the loan listings on our marketplace. We do not verify all the information we receive from borrowers, and such information may be inaccurate or incomplete. For example, we often do not verify a borrower’s home ownership status or intended use of loan proceeds. Moreover, investors do not, and will not, have access to detailed financial information about borrowers. If investors invest in loans through our platform based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. Moreover, inaccurate, misleading or incomplete borrower information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See “Regulations—Regulations on Loans between Individuals.”

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, investors and third parties handling borrower and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

Successful strategic relationships with partners are important for our future success.

We anticipate that we will continue to leverage our strategic relationships with existing partners in China’s online consumer finance marketplace industry to grow our business while we will pursue new relationships with additional partners such as traditional financial institutions and merchants in more sectors. For example, in the future, we may partner with traditional financial institutions to combine the efficiency advantages of online consumer finance marketplaces with the low funding costs of traditional financial institutions. Identifying, negotiating and documenting relationships with partners requires significant time and resources as does integrating third-party data and services. Our current agreements with partners often do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our marketplace. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with such partners, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective strategic relationships with business partners, our business will be harmed.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors through our marketplace is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition, we currently rely on CreditEase and in the future may continue to rely on CreditEase or other third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers, including CreditEase, in the course of collecting loans could damage our reputation.

Furthermore, as we rely on certain third-party service providers, such as third-party payment platforms, to conduct our business, if these third-party service providers failed to function properly, we could not assure your that we would be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Fluctuations in interest rates could negatively affect transaction volume.

All loans facilitated through our marketplace are issued with fixed interest rates. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates. If interest rates decrease after a loan is made, borrowers through our platform may prepay their loans to take advantage of the lower rates. Investors through our platform would lose the opportunity to collect the above-market interest rates payable on the prepaid loans and might delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace, which may adversely affect our business.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Any rise in China’s unemployment rate may reduce the number of borrowers on our marketplace and result in higher default rate. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, including the levels of our revenues, expenses, net income/(loss) and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ADSs. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract new borrowers and investors and maintain relationships with existing borrowers and investors;

•	loan volumes and the channels through which borrowers and investors are sourced;

•	the amount and timing of operating expenses related to acquiring borrowers and investors and the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions;

•	our emphasis on borrower and investor experience instead of near-term growth; and

•	the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, we experience some seasonality in demand for personal loans, which is generally lower in February and October of each year. While our growth has somewhat masked this seasonality, our results of operations could be affected by such seasonality in the future.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial position and results of operations.

We generated negative cash flows from operating activities of US$11.3 million and US$36.8 million in 2013 and 2014, respectively. As of December 31, 2013 and December 31, 2014, we had accounts receivable of US$3.1 million and US$26.0 million, respectively. Our accounts receivable primarily include the transaction fees receivable from borrowers. Historically, borrowers paid the transaction fees primarily on a monthly basis over the term of the loan, which has contributed to our generating negative cash flows from operating activities. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collect the entire amount of the transaction fee from borrowers upfront upon completion of our loan facilitation services, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. However, we cannot assure you the new fee collection schedule will improve our cash position. Inability to collect payments from customers, borrowers in particular, in a timely and sufficient manner may adversely affect our liquidity, financial condition and results of operations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

In 2013 and 2014, our principal sources of liquidity were advances from our parent company, CreditEase, representing operating costs and expenses paid or borne by the various entities affiliated with CreditEase on our behalf, as our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase as a business unit under CreditEase at the time. We expect to complete our carve-out from CreditEase in the first quarter of 2015. We will not have such advances from CreditEase after we complete our carve-out. As of December 31, 2014, we had cash and cash equivalents of approximately US$0.2 million only on our balance sheet. We have received capital contributions from CreditEase in the past and expect to receive additional capital contributions of approximately RMB60 million (US$9.7 million) from CreditEase upon the completion of our carve-out. We may receive additional capital contribution in the form of equity investments or loans from CreditEase in the future. Although we believe that our anticipated cash flows from operating activities, together with the additional capital contributions we expect to receive from CreditEase, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and investors, which makes it an attractive target and potentially vulnerable to cyber attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the two years ended December 31, 2014, we and our independent registered public accounting firm identified two “material weaknesses,” and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting loans on our marketplace, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process applications or make loans available on our marketplace would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Much of our system hardware is hosted in a leased facility located in Beijing that is operated by our IT Staff. We also maintain a real-time backup system at a separate facility also located in Beijing. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased Beijing facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party error, our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have two trademark applications pending with the Trademark Office under the State Administration for Industry and Commerce, and the yirendai.com domain name with the Internet Corporation for Assigned Names and Numbers, or ICANN. We have also obtained a worldwide and royalty-free license from CreditEase to use its trademarks, including an exclusive license to use “ ” (Chinese equivalent for Yirendai), among others. See “Business—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve borrowers and investors. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations;

•	difficulties in successfully incorporating licensed or acquired technology and rights into our platform and loan products;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	failure to successfully further develop the acquired technology;

•	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	potential disruptions to our ongoing businesses; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Our Carve-out from CreditEase and Our Relationship with CreditEase

We rely on our parent company, CreditEase, for the successful operation of our business.

We have no experience operating as a stand-alone company. We commenced our online consumer finance marketplace business in March 2012, and Yirendai Ltd. was incorporated in 2014 in the Cayman Islands as a wholly owned subsidiary of CreditEase. We expect to complete our carve-out from CreditEase in the first quarter of 2015. Historically, CreditEase has provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, and also with the services of a number of its executives and employees. After we become a stand-alone company, we expect CreditEase to continue to provide us with certain support services during a transitional period. We have also relied on CreditEase for the successful operation of our online consumer finance marketplace. After our carve-out from CreditEase, we expect to continue to rely on CreditEase for various aspects of our operations, such as risk management, offline acquisition of new borrowers and investors and outstanding loan collection services. Although we plan to enter into a series of agreements with CreditEase relating to our ongoing business cooperation and service arrangements with CreditEase, we cannot assure you that we will continue to receive the same level of support from CreditEase after we become a stand-alone company. Borrowers, investors and business partners may react negatively to our carve-out from CreditEase. As such, our carve-out from CreditEase may not be successful, which could materially and adversely affect our business.

Our financial information included in this prospectus may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

Prior to the establishment of Yirendai Ltd., our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase. We expect to complete our carve-out from CreditEase in the first quarter of 2015. After that, all of our online consumer finance marketplace business will be carried out by our own subsidiaries and consolidated variable interest entity. Since we and CreditEase are under common control, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. Only those assets and liabilities that are specifically identifiable to our business are included in our consolidated balance sheets. Our consolidated statements of operations consisted of all costs and expenses related to us, including costs and expenses related to us that were allocated from CreditEase. Allocations from CreditEase, including amounts allocated to origination and servicing expenses, sales and marketing expenses and general and administrative expenses, were made using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. We made numerous estimates, assumptions and allocations in our historical financial statements because we did not operate as a stand-alone company for any of the periods presented. Although our management believes that the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during the periods presented. See “Our Relationship with CreditEase” for our arrangements with CreditEase and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our consolidated financial statements included elsewhere in this prospectus for our historical cost allocation. In addition, upon becoming a stand-alone company, we will establish our own financial, administrative and other support systems to replace CreditEase’s systems, the cost of which could be significantly different from cost allocation with CreditEase for the same services. Therefore, you should not view our historical results as indicators of our future performance.

Any negative development in CreditEase’s market position, brand recognition or financial condition may materially and adversely affect our marketing efforts and the strength of our brand.

We are a wholly-owned subsidiary of CreditEase and will continue to be an affiliate of CreditEase after this offering, as CreditEase is expected to remain our controlling shareholder. We have benefited significantly and expect to continue to benefit significantly from our association with CreditEase in marketing our brand and our marketplace. For example, we have benefited by providing services to CreditEase’s clients. We also benefit from CreditEase’s strong brand recognition in China, which provides us credibility and a broad marketing reach. If CreditEase loses its market position, the effectiveness of our marketing efforts through our association with CreditEase may be materially and adversely affected. In addition, any adverse development in the financial condition of CreditEase and negative publicity associated with CreditEase will likely have an adverse impact on the effectiveness of our marketing as well as our reputation and brand.

Our agreements with CreditEase may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with CreditEase limits the scope of business that we are allowed to conduct.

We plan to enter into a series of agreements with CreditEase and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under our non-competition agreement with CreditEase, we agree during the non-competition period, which will end on the earlier of (i) one year after the control ending date and (ii) the fifteenth anniversary of the completion of this offering, not to compete with CreditEase in the business currently conducted by CreditEase, other than the online consumer finance marketplace business currently conducted or contemplated to be conducted by us as of the date of the agreement and any other businesses that we and CreditEase may mutually agree from time to time. The control ending date refers to the earlier of (i) the first date when CreditEase no longer owns at least 20% of the voting power of our then outstanding securities and (ii) the first date when CreditEase ceases to be the largest beneficial owner of our then outstanding voting securities. Such contractual limitations may significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of online consumer finance marketplace industry in China slow down. In addition, pursuant to our master transaction agreement with CreditEase, we agree to indemnify CreditEase for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our carve-out from CreditEase. The allocation of assets and liabilities between CreditEase and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as CreditEase continues to control us, we may not be able to bring a legal claim against CreditEase in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

CreditEase will control the outcome of shareholder actions in our company.

Upon completion of this offering, CreditEase will hold         % of our outstanding ordinary shares, representing         % of our total voting power, assuming the underwriters do not exercise their over-allotment option. CreditEase has advised us that it does not anticipate disposing of its voting control in us in the near future. CreditEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and [NYSE/NASDAQ] requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

CreditEase’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that would be beneficial to you. For example, CreditEase’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, CreditEase is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If CreditEase is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of CreditEase, and may do so in a manner that could vary significantly from that of CreditEase. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. See “—We may have conflicts of interest with CreditEase and, because of CreditEase’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.”

We may have conflicts of interest with CreditEase and, because of CreditEase’s controlling ownership interest in our company, we may not be able to resolve such conflicts on favorable terms for us.

Conflicts of interest may arise between CreditEase and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:

•	Non-competition arrangements with CreditEase. We and CreditEase plan to enter into a non-competition agreement under which we agree not to compete with each other’s core business. CreditEase agrees not to compete with us in a business that is of the same nature as (i) the online consumer finance marketplace business currently conducted or contemplated to be conducted by us as of the date of the agreement and (ii) other businesses that we and CreditEase may mutually agree from time to time. We agree not to compete with CreditEase in the business conducted by CreditEase, other than (i) the online consumer finance marketplace business operated by us as of the date of the agreement and (ii) other businesses that we and CreditEase may mutually agree from time to time.

•	Employee recruiting and retention. Because both CreditEase and we are engaged in consumer finance related businesses in China, we may compete with CreditEase in the hiring of new employees, in particular with respect to risk management related matters. We have a non-solicitation arrangement with CreditEase that restricts us and CreditEase from hiring any of each other’s employees.

•	Our board members or executive officers may have conflicts of interest. Our executive chairman, Ning Tang, and two directors, Quan Zhou and Tina Ju, also constitute the board of directors of CreditEase. In addition, we may grant incentive share compensation to CreditEase’s employees and consultants in the future. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for CreditEase and us.

•	Sale of shares in our company. CreditEase may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders.

•	Allocation of business opportunities. Under our non-compete agreement with CreditEase, we agree not to compete with CreditEase in the businesses conducted by CreditEase. There may arise other business opportunities that both we and CreditEase find attractive and which would complement our respective businesses. CreditEase may decide to take such opportunities itself, which would prevent us from taking advantage of those opportunities.

•	Developing business relationships with CreditEase’s competitors. So long as CreditEase remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Although our company will become a stand-alone public company, we expect to operate, for as long as CreditEase is our controlling shareholder, as an affiliate of CreditEase. CreditEase may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. For example, we may be required to pay CreditEase for services that we currently enjoy free of charge from CreditEase, such as the information and data sharing provided for in our intellectual property license agreement with CreditEase. See “Our Relationship with CreditEase—Intellectual Property License Agreement.” CreditEase’s decisions with respect to us or our business may be resolved in ways that favor CreditEase and therefore CreditEase’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved between unaffiliated parties, this may not succeed in practice. Furthermore, if CreditEase sought to alter or violate the terms of the non-competition agreement with us in order to compete with us in the online consumer finance marketplace or otherwise, such conflicts may not be resolved in our favor in light of CreditEase’s controlling interest in us. If CreditEase were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We will be a “controlled company” within the meaning of the [NYSE Listed Company Manual/NASDAQ Stock Market Rules] and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the [NYSE Listed Company Manual/NASDAQ Stock Market Rules] because CreditEase beneficially owns more than 50% of our outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Heng Ye, Heng Cheng and the shareholders of Heng Cheng. As a result of these contractual arrangements, we exert control over Heng Cheng and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated variable interest entity, and the contractual arrangements among Heng Ye, Heng Cheng and the shareholders of Heng Cheng are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law” and “—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiary or consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity, and/or our failure to receive economic benefits from our consolidated variable interest entity, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated variable interest entity and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Heng Cheng and its shareholders to operate our www.yirendai.com website. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, our consolidated variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Heng Cheng, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Heng Cheng, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entity and its shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entity. The shareholders of our consolidated variable interest entity may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entity. Although we have the right to replace any shareholder of our consolidated variable interest entity under the contractual arrangement, if any shareholder of our consolidated variable interest entity is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated variable interest entity or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Heng Cheng were to refuse to transfer their equity interest in Heng Cheng to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

We are in the process of registering the pledges under the equity interest pledge agreements between us and the shareholders of Heng Cheng, our consolidated variable interest entity. The equity pledges are not effective until the registration is completed.

Pursuant to the equity interest pledge agreements between us and the shareholders of Heng Cheng, our consolidated variable interest entity, each of the shareholders of Heng Cheng has agreed to pledge their equity interests in our Heng Cheng to Heng Ye, our wholly owned PRC subsidiary to secure their and Heng Cheng’s performance of the obligations under the relevant contractual arrangements. However, according to the PRC Property Rights Law, a pledge will not be effective unless it has been registered with the relevant office of State Administration for Industry and Commerce, or the SAIC. We are in the process of registering the equity pledges with the relevant administration for industry and commerce in accordance with the PRC Property Rights Law. Although PRC laws and regulations require the relevant SAIC offices to register a pledge immediately upon receiving a complete application, the registration process could take longer in practice. If the equity pledges are not successfully registered, they would not be deemed to be validly created security interests under the PRC Property Rights Law. As a result, if Heng Cheng or any of its shareholders breach their obligations under the agreements with us, there is a risk that we may not be able to successfully enforce the pledges if the equity pledges have not been registered with the relevant SAIC offices. For example, if Heng Cheng breaches their obligations under the various agreements described above, and there are third parties who have acquired the equity interests in good faith, Heng Ye would need to resort to legal proceedings to enforce its contractual rights under the equity interest pledge agreements, or the underlying agreements secured by the pledges.

The shareholders of our consolidated variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Heng Cheng are held by Mr. Ning Tang, our founder and executive chairman, and two other individuals, Mr. Fanshun Kong and Ms. Yan Tian. Their interests in Heng Cheng may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entity to breach, the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Heng Cheng to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Heng Cheng to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Heng Cheng, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Heng Ye, our wholly-owned subsidiary in China, Heng Cheng, our consolidated variable interest entity in China, and the shareholders of Heng Cheng were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Heng Cheng’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Heng Cheng for PRC tax purposes, which could in turn increase its tax liabilities without reducing Heng Ye’s tax expenses. In addition, if Heng Ye requests the shareholders of Heng Cheng to transfer their equity interests in Heng Cheng at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Heng Ye to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Heng Cheng for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated variable interest entity that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated variable interest entity holds certain assets that are material to the operation of our business, including domain names, and is in the process of applying for an ICP license as an internet information provider. Under the contractual arrangements, our consolidated variable interest entity may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event our consolidated variable interest entity’s shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated variable interest entity, or our consolidated variable interest entity declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated variable interest entity undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiary and consolidated variable interest entity are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary and consolidated variable interest entity are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the peer-to-peer lending service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the peer-to-peer lending service industry in the future. We cannot assure you that our practice would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, capital pool or provision of guarantee. Moreover, developments in the peer-to-peer lending service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the MOC before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE that is subject to foreign investment “restrictions,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date, if the FIE is engaged in an industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOC, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Our Corporate History and Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. We are a wholly-owned subsidiary of CreditEase as of the date of this prospectus, and upon the completion of this offering, CreditEase will remain our parent company and controlling shareholder. Although Mr. Ning Tang, our executive chairman and a PRC citizen, owns less than 50% of the voting power of CreditEase, he has the power to appoint three directors on the five-member board of CreditEase. It is uncertain, however, these factors would be sufficient to give Mr. Tang control over us under the draft Foreign Investment Law. Moreover, the draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online consumer finance marketplace industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our online marketplace, operated by our consolidated variable interest entity, Heng Cheng, may be deemed to be providing commercial internet information services, which would require Heng Cheng to obtain an ICP License. An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. See “Regulation—Regulations on Value-Added Telecommunication Services.” We currently do not have an ICP License because we are in the process of completing our carve-out from CreditEase. Heng Cheng, our PRC consolidated variable interest entity is currently in the process of applying for an ICP license as an internet information provider. If we fail to obtain an ICP License, our continued operation of our online marketplace may subject us to penalties, including confiscation of illegal income, and a fine of three to five times the illegal income, or up to RMB1.0 million (US$0.2 million) if the illegal income is less than RMB50,000 (US$8,058). We could be ordered to shut down our online marketplace in the event of serious violation. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Heng Cheng will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Heng Cheng owns the relevant domain names in connection with our value-added telecommunications business and has the necessary personnel to operate our website. However, CreditEase currently owns certain trademarks relating to our value-added telecommunications business, such as “ ”, and CreditEase is in the process of transferring these trademarks including “ ” to Heng Cheng. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Any failure by our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We believe we are not currently subject to anti-money laundering obligations under the PRC Anti-money Laundering Law. However, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, due to the lack of detailed rules and guidance and the fact that laws and regulations are evolving in this emerging online consumer finance marketplace industry, we cannot assure you that we will not be subject to anti-money laundering obligations in the future. While we have adopted policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering, we cannot assure you that such policies and procedures will be effective in protecting our marketplace from being exploited for money laundering purposes or, if we become subject to anti-money laundering obligations in the future, that such policies and procedures will be deemed to be in compliance with applicable anti-money laundering laws and regulations.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Heng Ye to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entity in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises are allowed to use its foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary or other penalties. In November 2011, SAFE also promulgated SAFE Circular No. 45, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular No. 142 and SAFE Circular No. 45, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China, or the PBOC, regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the RMB. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Han Kun Law Offices, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ADSs on the [NASDAQ Global Market/NYSE] in the context of this offering, given that:

•	we established our PRC subsidiary, Heng Ye, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

•	no explicit provision in the M&A Rules classifies the respective contractual arrangements between Heng Ye, Heng Cheng and its shareholders as a type of acquisition transaction falling under the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the initial foreign exchange registrations and are in the process of updating their registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. If we adopt a share incentive plan, we and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that Yirendai Ltd. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then Yirendai Ltd. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise throughout the 12 months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, requires that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Taxation—People’s Republic of China Taxation.” The relevant PRC tax authority will conduct a comprehensive analysis and determine whether to grant approval on a case-by-case basis. We cannot assure you that we will be able to obtain the approval from the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by Heng Ye, our PRC subsidiary to Yirendai HK, our Hong Kong subsidiary.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our prospectus filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If a firm does not follow the procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings or commence a new, expedited administrative proceeding against the non-compliant firm.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from the [NYSE/Nasdaq Global Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to This Offering and our American Depositary Shares

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We intend to list our ADSs on the [NASDAQ Global Market/NYSE]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters will determine the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our users, or our industry;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other online consumer finance marketplaces;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the internet and unsecured consumer finance industries;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of US$             per ADS, representing the difference between the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price, and our net tangible book value per ADS as of December 31, 2014, after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of this offering, we will have ordinary shares outstanding including              ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the shares underlying your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary, you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the post-offering memorandum and articles of association we expect to adopt, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2013 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

A significant portion of the net proceeds of this offering is allocated for general corporate purposes, which may include working capital needs and potential acquisitions, partnerships and alliances. Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering will contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

We expect to adopt, subject to the approval by our shareholders, an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. The post-offering memorandum and articles of association will contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADSs holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NASDAQ Global market/NYSE]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NASDAQ Global Market/NYSE] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NASDAQ Global Market/NYSE] corporate governance listing standards.

As a Cayman Islands company listed on the [NASDAQ Global Market/NYSE], we are subject to the [NASDAQ Global Market/NYSE] corporate governance listing standards. However, [NASDAQ Global Market/ NYSE] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NASDAQ Global Market/NYSE] corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance after we complete this offering. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the [NASDAQ Global Market/NYSE] corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat Heng Cheng as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of Heng Cheng for United States federal income tax purposes, and based upon our current and expected income and assets, including goodwill, (taking into account the expected proceeds from this offering) and projections as to the value of our ADSs and ordinary shares following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of Heng Cheng for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [NASDAQ Global market/NYSE], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the online consumer finance marketplace market in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with investors and borrowers;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the online consumer finance marketplace industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$             if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product development, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters. We may also use a portion of these proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to This Offering and our American Depositary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our consolidated variable interest entity only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to obtain approval from the MOC or its local counterparts, which will decide within 90 days after receiving the application. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

[We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.]

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulations on Dividend Distribution” and “Taxation—People’s Republic of China Taxation.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014:

•	on an actual basis;

•	on an as adjusted basis to reflect the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2014
	Actual	As Adjusted(2)
	(in US$ thousands)
Equity:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 10,000 shares issued and outstanding on an actual basis and ordinary shares outstanding on an as adjusted basis(1)	—
Additional paid-in capital	50,910
Accumulated other comprehensive income (loss)	(249)
Accumulated deficit	(14,649)
Total equity(3)

Total capitalization(3)

Notes:

(1)	On January 5, 2015, we effected a 10,000-for-1 share split whereby each of our issued and outstanding ordinary shares of a par value of US$1.00 each was divided into 10,000 ordinary shares of a par value of US$0.0001 each, and the number of our authorized shares was increased from 50,000 to 500,000,000. The share split has been retroactively reflected for all periods presented herein.
(2)	The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.
(3)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a $1.00 increase (decrease) in the assumed public offering price of $ per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $ million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2014 was approximately US$551,000, or US$             per ordinary share as of that date and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2014, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2014 would have been US$            , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2014	US$	US$
As adjusted net tangible book value after giving effect to this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A $1.00 increase (decrease) in the assumed public offering price of US$             per ADS would increase (decrease) our as adjusted net tangible book value after giving effect to this offering by US$            , the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on an as adjusted basis as of December 31, 2014, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States.

We have appointed                     , located at                     as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our legal counsel as to Cayman Islands law, and Han Kun Law Offices, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder has advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•	is given by a foreign court of competent jurisdiction;

•	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

•	is final;

•	is not in respect of taxes, a fine or a penalty; and

•	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

CORPORATE HISTORY AND STRUCTURE

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase, which will remain our parent company and controlling shareholder after this offering. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. Yirendai Ltd. then established a wholly owned subsidiary in Hong Kong, Yirendai Hong Kong Limited, or Yirendai HK, in October 2014, and Yirendai HK further established Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd., or Heng Ye, our wholly owned subsidiary in China, in January 2015.

Heng Cheng Technology Development (Beijing) Co., Ltd., or Heng Cheng, was established in China in September 2014. Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian are the shareholders of Heng Cheng, owning 40%, 30% and 30% of the equity interest in Heng Cheng, respectively, as of the date of this prospectus. We obtained control and became the primary beneficiary of Heng Cheng in February 2015 by entering into a series of contractual arrangements with Heng Cheng and its shareholders.

As a result of restructuring by CreditEase, we currently conduct our online consumer finance marketplace business in China through Heng Ye and our consolidated variable interest entity, Heng Cheng. Heng Cheng operates our website www.yirendai.com and is in the process of applying for an ICP license as an internet information provider.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated variable interest entity, as of the date of this prospectus:

Equity	interest

Contractual	arrangements

(1)	The shareholders of Heng Cheng are Ning Tang, Fanshun Kong and Yan Tian, owning 40%, 30% and 30% of Heng Cheng’s equity interest, respectively. Mr. Ning Tang is our executive chairman, Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by us.

Contractual Arrangements with Heng Cheng

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, or the internet content provision services in particular, we currently conduct these activities through Heng Cheng, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•	exercise effective control over Heng Cheng;

•	receive substantially all of the economic benefits of Heng Cheng; and

•	have an exclusive option to purchase all or part of the equity interests in Heng Cheng when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Heng Cheng in February 2015, and we treat Heng Cheng as our variable interest entity under U.S. GAAP. We have consolidated the financial results of Heng Cheng in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Heng Ye, our consolidated variable interest entity, Heng Cheng, and the shareholders of Heng Cheng.

Agreements that Provide us Effective Control over Heng Cheng

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Heng Cheng has pledged all of his or her equity interest in Heng Cheng to guarantee the shareholder’s and Heng Cheng’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Heng Cheng or any of its shareholders breaches their contractual obligations under these agreements, Heng Ye, as pledgee, has the right to dispose of the pledged equity interests. Each of the shareholders of Heng Cheng agrees that, during the term of the equity interest pledge agreements, he or she will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests without the prior written consent of Heng Ye. The equity interest pledge agreements remain effective until Heng Cheng and its shareholders discharge all their obligations under the contractual arrangements. We are in the process of registering the equity pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Heng Cheng has irrevocably appointed Heng Ye to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including but not limited to voting on all matters of Heng Cheng requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Heng Cheng, and appointing directors and executive officers. Heng Ye is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Heng Ye should designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Heng Cheng. Each shareholder has waived all the rights which have been authorized to Heng Ye and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Heng Cheng

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Heng Ye and Heng Cheng, Heng Ye has the exclusive right to provide Heng Cheng technical support, consulting services and other services. Without Heng Ye’s prior written consent, Heng Cheng agrees not to accept the same or any similar services provided by any third party. Heng Ye may designate other parties to provide services to Heng Cheng. Heng Cheng agrees to pay service fees on a monthly basis and at an amount determined by Heng Ye after taking into account multiple factors, such as complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Heng Ye owns the intellectual property rights arising out of the performance of this agreement. In addition, Heng Cheng irrevocably grants Heng Ye an irrevocable and exclusive option to purchase any or all of the assets and businesses of Heng Cheng at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Heng Ye unilaterally, this agreement will remain effective permanently.

Agreements that Provide Us with the Option to Purchase the Equity Interest in Heng Cheng

Exclusive Option Agreement. Pursuant to the exclusive option agreements, each shareholder of Heng Cheng has irrevocably granted Heng Ye an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Heng Cheng. The purchase price is equal to the higher of the amount of loan extended by Heng Ye to each shareholder of Heng Cheng under the respective loan agreement or the minimum price required by PRC law. If Heng Ye exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Heng Cheng and each of its shareholders agree to appoint any persons designated by Heng Ye to act as Heng Cheng’s directors. Without Heng Ye’s prior written consent, Heng Cheng should not amend its articles of associate, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans for any third parties, enter into any material contract with a value of more than RMB100,000 (US$16,117) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Heng Cheng agree that, without Heng Ye’s prior written consent, they will not dispose of their equity interests in Heng Cheng or create or allow any encumbrance on the equity interests. Moreover, without Heng Ye’s prior written consent, no dividend will be distributed to Heng Cheng’s shareholders, and if any of the shareholders receives any profit, interest, dividend or proceeds of share transfer or liquidation, the shareholder must give such profit, interest, dividend and proceeds to Heng Ye. These agreements will remain effective until all equity interests of Heng Cheng held by its shareholders have been transferred or assigned to Heng Ye or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Heng Ye and the shareholders of Heng Cheng, Heng Ye made loans in an aggregate amount of RMB30 million (US$4.8 million) to the shareholders of Heng Cheng solely for the capitalization of Heng Cheng. Pursuant to the loan agreement, the shareholders can only repay the loans by the sale of all their equity interest in Heng Cheng to Heng Ye or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Heng Ye. In the event that shareholders sell their equity interests to Heng Ye or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Heng Ye as the loan interest. The maturity date of the loans is ten years following the date of the loan agreement, and may be extended by mutual agreement. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Heng Cheng and Heng Ye elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

In the opinion of Han Kun Law Offices, our PRC counsel:

•	the ownership structures of Heng Ye and Heng Cheng, currently and immediately after giving effect to this offering, will not result in any violation of PRC laws or regulations currently in effect; and

•	the contractual arrangements among Heng Ye, Heng Cheng and the shareholders of Heng Cheng governed by PRC law, currently and immediately after giving effect to this offering, are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOC published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us,” and “Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

OUR RELATIONSHIP WITH CREDITEASE

We are a wholly-owned subsidiary of CreditEase as of the date of this prospectus. Upon the completion of this offering, CreditEase will remain our parent company and controlling shareholder, with a shareholding of             % of our then outstanding ordinary shares assuming the underwriters do not exercise their over-allotment option. Prior to the establishment of Yirendai Ltd., our business was carried out by various subsidiaries and variable interest entities of CreditEase. We expect to complete our carve-out from CreditEase in the first quarter of 2015. After that, all of our online consumer finance marketplace business will be carried out by our own subsidiaries and consolidated variable interest entity.

In the past, CreditEase provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, as well as the services of a number of its executives and employees, the costs of which were allocated to us using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. Although we intend to set up support systems of our own, we expect CreditEase to continue to provide certain support services during a transitional period after we become a stand-alone public company.

Prior to the completion of this offering, we plan to enter into a series of agreements with CreditEase with respect to various ongoing relationships between us. These agreements include a master transaction agreement, a transitional service agreement, a non-competition agreement, a cooperation framework agreement and an intellectual property license agreement. The following are summaries of these agreements. For the complete text of these agreements, please see the copies to be included as exhibits to the registration statement filed with the SEC of which this prospectus is a part.

Master Transaction Agreement

The master transaction agreement contains provisions relating to our carve-out from CreditEase. Pursuant to this agreement, we are responsible for all financial liabilities associated with the current and historical online consumer finance marketplace business and operations that have been conducted by or transferred to us, and CreditEase is responsible for financial liabilities associated with all of CreditEase’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and CreditEase agree to indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, we agree to indemnify CreditEase against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that CreditEase provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We also agree to indemnify CreditEase against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to CreditEase specifically for inclusion in CreditEase’s annual reports or other SEC filings, if any, following the initial filing of the registration statement with the SEC of which this prospectus is a part, but only to the extent that the information pertains to us or our business or to the extent CreditEase provides us prior written notice that the information will be included in its annual reports or other subsequent SEC filings, if any, and the liability does not result from the action or inaction of CreditEase. Similarly, CreditEase will indemnify us against liabilities arising from misstatements or omissions in its subsequent SEC filings, if any, or with respect to information that CreditEase provided to us specifically for inclusion in this prospectus, the registration statement of which this prospectus forms a part, or our annual reports or other SEC filings following the initial filing of the registration statement with the SEC of which this prospectus is a part, but only to the extent that the information pertains to CreditEase or CreditEase’s business or to the extent we provide CreditEase prior written notice that the information will be included in our annual reports or other SEC filings, and the liability does not result from our action or inaction.

The master transaction agreement also contains a general release, under which the parties will release each other from any liabilities arising from events occurring on or before the initial filing date of the registration statement of which this prospectus forms a part, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the other inter-company agreements.

Furthermore, under the master transaction agreement, we agree to use our reasonable best efforts to engage the same independent certified public accounting firm selected by CreditEase and to maintain the same fiscal year as CreditEase until the first CreditEase fiscal year-end following the earlier of (i) the first date when CreditEase no longer owns at least 20% of the voting power of our then outstanding securities and (ii) the first date when CreditEase ceases to be the largest beneficial owner of our then outstanding voting securities (without considering holdings by certain institutional investors). We refer to this earlier date as the control ending date. We also agree to use our reasonable best efforts to complete our audit and provide CreditEase with all financial and other information on a timely basis so that CreditEase may meet its deadlines for its filing of annual and quarterly financial statements, if applicable.

The master transaction agreement will automatically terminate five years after the control ending date. This agreement can be terminated early or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement, the non-competition agreement, the cooperation framework agreement and the intellectual property license agreement.

Transitional Services Agreement

Under the transitional services agreement, CreditEase agrees that, during the service period, as described below, CreditEase will provide us with various corporate support services, including but not limited to:

•	operational management support;

•	administrative support;

•	legal support;

•	human resources support; and

•	accounting, internal control and internal audit support.

CreditEase also may provide us with additional services that we and CreditEase may identify from time to time in the future.

The price to be paid for the services provided under the transitional service agreement will be the actual direct and indirect costs of providing such services. Direct costs include compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the services, as well as materials and supplies consumed in and agency fees arising from performing the services. Indirect costs include occupancy, information technology support and other overhead costs of the department incurring the direct costs of providing the services.

The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the transitional services agreement commences on the date of signing and will end on the earlier of the fifth anniversary of the completion of this offering and one year after the control ending date. We may terminate the transitional services agreement with respect to either all or part of the services by giving 90-day prior written notice to CreditEase and paying all fees accrued through the termination and costs actually incurred by CreditEase resulting from the early termination. Upon the control ending date, CreditEase may terminate this agreement with respect to either all or part of the services by giving us a 90-day prior written notice.

Non-competition Agreement

Our non-competition agreement with CreditEase provides for a non-competition period beginning upon the completion of this offering and ending on the earlier of (i) one year after the control ending date and (ii) the fifteenth anniversary of the completion of this offering. This agreement can be terminated early by mutual written consent of the parties.

CreditEase agrees not to compete with us during the non-competition period in any business that is of the same nature as (i) the online consumer finance marketplace business conducted or contemplated to be conducted by us as of the date of the agreement and (ii) other businesses that we and CreditEase may mutually agree from time to time, except for owning a non-controlling equity interest in any company competing with us. We agree not to compete with CreditEase during the non-competition period in the businesses conducted by CreditEase, other than (i) the online consumer finance marketplace business currently conducted or contemplated to be conducted by us as of the date of the agreement and (ii) other businesses that we and CreditEase may mutually agree from time to time, except for owning non-controlling equity interest in any company competing with CreditEase.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither CreditEase nor we may, during the non-competition period, hire or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Cooperation Framework Agreement

Under the cooperation framework agreement, CreditEase agrees to provide us long-term services and support in terms of offline user acquisition, collection and technical support. In terms of borrower acquisition, we will submit our request for borrower leads to CreditEase on a monthly basis and CreditEase will direct borrowers who fall within our target borrower group to our online marketplace. The rate of fees, if any, charged by one party to the other party under the cooperation contemplated by this agreement shall not be higher than the fee rate charged by or to any unrelated third party. This agreement will be effective on the date of completion of this offering and expire on the earlier of (i) the fifteenth anniversary of the commencement of the cooperation period or (ii) one year after the control ending date.

Intellectual Property License Agreement

Under the intellectual property license agreement, CreditEase and we grant to each other and each party’s respective subsidiaries and VIE(s) a worldwide, royalty-free, fully paid-up, non-sublicensable, non-transferable, limited, non-exclusive license of intellectual property owned by the licensing party to use, reproduce, modify, prepare derivative works of, perform, display, or otherwise exploit, except for certain trademarks with regard to which CreditEase agrees to grant us a worldwide, royalty-free, fully paid-up, sublicensable, transferable, unlimited and exclusive license to use, reproduce, modify, prepare derivative works of, perform, display, sublicense, transfer or otherwise exploit, until and unless such trademarks are transferred to our company or any of our subsidiaries or consolidated variable interest entity.

CreditEase and we also agree, to the extent permitted under applicable laws and regulations, to cooperate in sharing information and data collected from each party’s business operation, including without limitation borrower and investor information and credit and loan data, as reasonably requested by the requesting party. This information sharing is free of charge unless otherwise mutually agreed in writing.

This agreement will be effective on the date of completion of this offering and expire on the earlier of (i) the fifteenth anniversary of the commencement of the cooperation period or (ii) one year after the control ending date.

SELECTED CONSOLIDATED FINANCIAL

The following selected consolidated statements of operations for the years ended December 31, 2013 and December 31, 2014, and selected consolidated balance sheet as of December 31, 2013 and December 31, 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,
	2013	2014
	(in US$ thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Operations:
Net Revenues:
Transaction fees from borrowers	3,045	31,317
Service fees from investors	25	405
Others	61	171

Total net revenues	3,131	31,893

Operating costs and expenses:
Sales and marketing	(5,220)	(22,354)
Origination and servicing	(1,255)	(3,541)
General and administrative	(4,998)	(10,490)

Total operating costs and expenses	(11,473)	(36,385)

Loss before provision for income taxes	(8,342)	(4,492)
Income tax expense	—	(5)

Net loss	(8,342)	(4,497)

Weighted average number of ordinary shares used in per share calculations:
Basic and diluted	10,000	10,000
Loss per ordinary share
Basic and diluted	(834)	(450)
Loss per ADS(1)
Basic
Diluted

(1)	Each ADS represents ordinary shares.

	As of December 31,
	2013	2014
	(in US$ thousands)
Selected Consolidated Balance Sheet:
Accounts receivable	3,077	25,971
Total assets	4,933	64,825
Total liabilities	1,775	28,813
Total equity	3,158	36,012

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are China’s largest online consumer finance marketplace connecting investors and individual borrowers as measured by transaction value in the first nine months of 2014, according to iResearch. We facilitated over RMB2,492.3 million (US$401.7 million) in loans from our inception in March 2012 through December 31, 2014. Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and facilitate and execute loan transactions. Our borrowers and investors come from a variety of channels, including online sources, such as through the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s on-the-ground sales network.

We currently target prime borrowers, comprising credit card holders with salary income. We strategically focus on prime borrowers as we believe members of this group tend to more creditworthy and more receptive to internet finance solutions. Our online marketplace offers qualified borrowers quick and convenient access to credit at competitive prices.

Our online marketplace provides investors with attractive risk-adjusted returns from a quality asset class with investment thresholds as low as RMB100 (US$16.1). Investors have the option to individually select specific loans to invest in or to use our automated investing tool to identify and select loans on the basis of a targeted return. We also offer investors a credit enhancement service in the form of a risk reserve fund and provide a liquid secondary market for investors.

We generate revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. Our revenues include transaction fees from borrowers, service fees from investors and other revenues. We serve as an information intermediary, and do not assume credit risk or use our own capital to invest in loans facilitated through our marketplace.

We have experienced significant growth since we launched our marketplace in March 2012. Our total net revenues increased from US$3.1 million in 2013 to US$31.9 million in 2014.

Our Relationship with CreditEase

We commenced our online consumer finance marketplace business in March 2012 as a business unit under our parent company, CreditEase. CreditEase incorporated Yirendai Ltd. in the Cayman Islands to be our holding company in September 2014. We are currently a wholly owned subsidiary of CreditEase, and will remain a majority-owned subsidiary of CreditEase after this offering. Prior to the establishment of Yirendai Ltd., our business was carried out by various subsidiaries and variable interest entities of CreditEase. We expect to complete our carve-out from CreditEase in the first quarter of 2015. After that, all of our online consumer finance marketplace business will be carried out by our own subsidiaries and consolidated variable interest entity. Our consolidated financial statements included elsewhere in this prospectus include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to us throughout the periods presented. See “—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.”

In the past, CreditEase provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, as well as the services of a number of its executives and employees. As we were not previously a stand-alone company, CreditEase did not charge us for the provision of these services. The costs of these services have been allocated to us using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us, and are included in our consolidated financial statements for the periods presented. CreditEase will remain our controlling shareholder upon the completion of this offering, and we plan to enter into a series of agreements with CreditEase with respect to business cooperation and various ongoing relationships between us. Pursuant to these agreements, CreditEase will provide us long-term services such as borrower and investor acquisition, collection and technical support. We also expect to have an arrangement with CreditEase regarding the sharing of data and information and certain mutual intellectual property licenses. In addition, CreditEase will continue to provide us certain supports, such as financial, administrative, human resources and legal services, during a transitional period. For description of the terms of these agreements, see the section with the heading “Our Relationship with CreditEase” included elsewhere in this prospectus.

Key Factors Affecting Our Results of Operations

Major factors affecting our results of operations include the following:

Economic Conditions in China

The demand for online consumer finance marketplace services from borrowers and investors is dependent upon the overall economic conditions in China. General economic factors, including the interest rate environment and unemployment rates, may affect borrowers’ willingness to seek loans and investors’ ability and desire to invest in loans. For example, significant increases in interest rates could cause potential borrowers to defer obtaining loans as they wait for interest rates to become stable or decrease. Additionally, a slowdown in the economy, such as from a rise in the unemployment rate and a decrease in real income, may affect individuals’ level of disposable income. This may negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates. If actual or expected default rates increase generally in China or the consumer finance market, investors may delay or reduce their investments in loan products in general, including on our marketplace.

Ability to Acquire Borrowers and Investors Effectively

An increase in loans facilitated on our marketplace largely depends on our ability to attract potential borrowers and investors through sales and marketing efforts. Our sales and marketing efforts include those related to borrower and investor acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts, in particular with regard to borrower and investor acquisition.

We utilize online channels and offline channels, such as CreditEase’s on-the-ground sales network, for borrower acquisition. We attract a fast growing number of our borrowers through various online channels. In addition, CreditEase’s on-the-ground sales network refers borrowers who fall within our target borrower group to our online marketplace. As we continue to convert more prospective borrowers into successful borrower applicants, it would result in an increase in the number of borrowers and, potentially an increase in the volume of loans facilitated over our marketplace.

Similarly, we utilize both online channels and CreditEase’s on-the-ground sales network for investor acquisition. A fast growing majority of our investors are acquired through online channels. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing.

Effectiveness of Risk Management

Our ability to effectively segment borrowers into appropriate risk profiles affects our ability to offer attractive pricing to borrowers as well as our ability to offer investors attractive returns, both of which directly relate to users’ confidence in our marketplace. Our proprietary risk management system is built upon data accumulated through our operations, and is further supported by an extensive database accumulated by CreditEase over the past eight years. Our risk management model utilizes big data capabilities to automatically evaluate a borrower’s credit characteristics. At the same time, we use automated verification and fraud detection tools to ensure the quality of the loans facilitated on our marketplace, and supplement these technology driven tools with manual processes when necessary.

Furthermore, our ability to effectively evaluate a borrower’s credit profile and likelihood of default may directly affect our results of operations. For some of the loans facilitated on our marketplace, borrowers pay us a certain portion of the transaction fees upfront upon the completion of our loan facilitation services and the rest on a monthly basis over the term of the applicable loan. If a borrower defaults, we may not be able to collect the outstanding transaction fees from the borrower. Additionally, starting in January 2015, we launched our new credit enhancement services in the form of a risk reserve fund. Under the current arrangement, we set aside an amount equivalent to a certain percentage, currently 6%, of all loans facilitated through our marketplace, which is taken out of the transaction fees we earn from borrowers for providing loan facilitation services. This amount is set aside regardless of whether an investor decides to opt into the risk reserve fund. The current risk reserve fund covers loans originated after January 1, 2015. If a loan originated after January 1, 2015 defaults, we will withdraw funds from the risk reserve fund to repay the principal and accrued interest for the defaulted loan, unless the risk reserve fund is depleted or the investor did not opt into the risk reserve fund. Our business and financial performance depends on our ability to manage and forecast the default rate. However, given our limited operating history, we have limited information on historical charge-off rates and limited experience in implementing the risk reserve fund, and we may not be able to conduct an accurate charge-off forecast for our target borrower group. See “Business—Risk Management.”

Ability to Innovate

Our growth to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand with new and innovative loan and investment products. We have made and intend to continue to make efforts to develop loan products for borrowers and investors. We constantly evaluate the popularity of our existing product offerings and develop new products and services that cater to the ever evolving needs of our borrowers and investors. Over time we will continue to expand our offerings by introducing new products. From the borrower perspective, we will continue to develop tailored credit products to meet the specific needs of our target borrowers. We plan to expand our ability to implement risk-based pricing by developing more pricing grades to optimize loans based on individual credit criteria, enabling us to facilitate customized loans tailored to individual borrowers’ specific credit profiles. See “Our Business—Product Development.” Failure to continue to successfully develop and offer innovative products could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

Ability to Compete Effectively

Our business and results of operations depend on our ability to compete effectively in the markets in which we operate. The online consumer finance marketplace industry in China is competitive, and we expect that competition to persist and intensify in the future. In addition to competing with other consumer finance marketplaces like ours, we also compete with other types of financial products and companies that attract borrowers, investors or both. With respect to borrowers, we primarily compete with traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. With respect to investors, we primarily compete with other investment vehicles and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes. If we are unable to compete effectively, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

Regulatory Environment in China

The regulatory environment for the peer-to-peer lending service industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial performance. Due to the relatively short history of the peer-to-peer lending service industry in China, the PRC government has not adopted a clear regulatory framework governing our industry, although PRC governmental officials from a number of agencies and departments have recently voiced support for the development of the peer-to-peer lending service industry in China, and expressed the need for strengthening the regulation and supervision of the industry. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with the new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to achieve on acceptable terms, or at all, these events could also provide new product and market opportunities.

Key Components of Results of Operations

Net Revenues

We generate revenues by connecting investors with individual borrowers and facilitating loan transactions through our online consumer finance marketplace. Our revenues are presented net of VAT and related surcharges. Our net revenues include transaction fees from borrowers, service fees from investors and other revenues. The following table sets forth the breakdown of our net revenues, both in absolute amount and as a percentage of our total net revenues, for the periods presented:

	For the Year Ended December 31,
	2013		2014
	US$	%	US$	%
	(in thousands, except for percentages)
Net revenues:
Transaction fees from borrowers	3,045	97.2	31,317	98.2
Service fees from investors	25	0.8	405	1.3
Others	61	2.0	171	0.5

Total net revenues	3,131	100.0	31,893	100.0

Transaction fees from borrowers. Transaction fees are charged to borrowers for the work we perform through our platform in connecting borrowers with investors and for facilitating loan transactions. The amount of the transaction fee charged is based upon the pricing and amount of the underlying loan.

We have developed four segments in our current pricing grid with Grade A, Grade B, Grade C and Grade D loans based on our risk based pricing. See “Business—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.” We have facilitated loans falling under Grade A since our inception. As part of our efforts to introduce dynamic risk based pricing, we began to facilitate Grade B and Grade D loans in the fourth quarter of 2014 and Grade C loans in the first quarter of 2015. Despite the introduction of new pricing grades, we continue to focus on prime borrowers and these new price grades enable us to further segment this group of borrowers and price the risks associated with them more effectively.

The transaction fee rate that we charge borrowers varies depending on the pricing grade of the loan facilitated. For loans within the same pricing grade, the transaction fee rate also varies depending on the term of the loan and repayment schedule.

The following table presents the average transaction fee rate for each of the pricing grades:

Pricing Grade	Average Transaction Fee Rate
A	6.2%
B	16.7%
C	23.0%
D	28.7%

The average transaction fee rate we charge borrowers is the average of fee rates for loans falling under the same pricing grade, but with different tenures and repayment schedules.

We recognize revenue from transaction fees upfront upon completion of the service of facilitating loan origination. A loan is considered originated when the funds provided by the investors are transferred to the borrower’s bank account by the external online payment network provider.

In terms of cash collection, borrowers pay the transaction fees primarily on a monthly basis over the term of the loan for loans originated in 2013 and up to the nine months ended September 30, 2014. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collect the entire amount of the transaction fee from borrowers upfront upon completion of our loan origination services, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan.

Revenue generated from transaction fees charged to borrowers is affected by the total amount of loans facilitated during the period. The following table presents the total amount of loans facilitated and the breakdown of loans facilitated into those generated from online channels and those generated from offline channels, during the periods indicated:

	For the Year Ended December 31,
	2013	2014
	RMB	RMB	US$
	(in thousands)
Amount of loans facilitated:
Loans generated from online channels	98,512	896,003	144,409
Loans generated from offline channels	159,810	1,332,559	214,770
Total amount of loans facilitated	258,322	2,228,562	359,179

We expect our revenue from transaction fees charged to borrowers will continue to increase in the foreseeable future, as our business further grows and we develop and introduce new credit products and services on our marketplace.

Service fees from investors. Service fees from investors mainly include the monthly management fee charged to investors for using the automated investing tool and other one-time fees, such as those for selling loans over our secondary loan market. We expect that service fees from investors will increase in the foreseeable future, as our business further grows and we develop and introduce new services and investing tools to investors.

Almost all of the service fees from investors in 2013 were the risk reserve management fees we charged to investors for opting into our risk reserve fund. Prior to August 2013, we paid loan principal and accrued interest to investors in the event that their loan defaulted, and we charged investors a risk reserve management fee at a rate of 10% of the loan interest for this service. We ended this practice in August 2013 and switched to a guarantee arrangement.

Starting in January 2015, we ceased the guarantee arrangement and launched our new credit enhancement services in the form of a risk reserve fund. We charge investors who opt into our risk reserve fund a risk reserve management fee at a rate of 10% of the monthly interest rate paid by borrowers for providing this credit enhancement service, which is to be recognized as revenue. See “—Critical Accounting Policies, Judgments and Estimates—Revenue Recognition—Service fees from investors.”

Other revenue. Other revenue includes penalty fees for prepayment and late payment, and other service fees. Penalty fees are charged to borrowers as a certain percentage of the overdue amount in case of late payment or a certain percentage of interest over the prepaid principal loan amount in case of prepayment.

Operating Costs and Expenses

Our operating costs and expenses consist of sales and marketing expenses, origination and servicing expenses and general and administrative expenses. The following table sets forth our operating costs and expenses, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2013		2014
	US$	%	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Sales and marketing	5,220	166.7	22,354	70.1
Origination and servicing	1,255	40.1	3,541	11.1
General and administrative	4,998	159.6	10,490	32.9

Total operating costs and expenses	11,473	366.4	36,385	114.1

Sales and marketing expenses. Sales and marketing expenses consist primarily of variable marketing expenses, including those related to borrower and investor acquisition and retention and general brand and awareness building. Our user acquisition expenses include charges by third-party online channels for online marketing services such as search engine marketing and search engine optimization, and service expenses charged by CreditEase relating to offline borrower and investor acquisition through CreditEase.

The following table presents the breakdown of sales and marketing expenses into those associated with user acquisition through online and offline channels, both in absolute amount and as a percentage of total sales and marketing expenses, during the periods indicated:

	For the Year Ended December 31,
	2013		2014
	US$	%	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
User acquisition through online channels	3,891	74.5	10,025	44.8
User acquisition through offline channels	1,329	25.5	12,329	55.2

Total sales and marketing expenses	5,220	100.0	22,354	100.0

We expect that our overall sales and marketing expenses will continue to increase, and our brand promotion expenses will also increase, in absolute amount in the foreseeable future as our business further grows.

Origination and servicing expenses. Origination and servicing expenses consist primarily of variable expenses and vendor costs, including costs related to credit assessment, collection, customer support and payment processing services associated with facilitating and servicing loans. The origination and servicing expenses in 2013 include a one-time fee of US$0.3 million we paid to Tian Da Xin An, a guarantee company affiliated with CreditEase, for its assumption of the outstanding loan balances under our previous risk reserve fund model, when we switched our credit enhancement service from the previous risk reserve fund model to the guarantee model in August 2013. We expect our origination and servicing expenses to increase in absolute amount in the foreseeable future as our business grows.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits related to accounting and finance, business development, legal, human resources and others. We expect our general and administrative expenses to continue to increase in absolute amount in the foreseeable future, as our business further grows and as we become a public company after the completion of this offering.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our subsidiary and consolidated variable interest entity in China are subject to enterprise income tax on their taxable income in China at a rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

We are subject to VAT at a rate of 6% on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation, Combination and Consolidation

Yirendai Ltd. was founded by our parent company, CreditEase, in September 2014. Prior to the establishment of Yirendai Ltd., our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase as a business unit under CreditEase. We expect to complete our carve-out from CreditEase in the first quarter of 2015. After that, all of our online consumer finance marketplace business will be carried out by our own subsidiaries and consolidated variable interest entity.

Since we and CreditEase are under common control, our consolidated financial statements include the assets, liabilities, revenues, expenses and cash flows that were directly attributable to our business for all periods presented. The assets and liabilities have been stated at historical carrying amounts. In addition, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Only those assets and liabilities that were specifically identifiable to our business were included in our consolidated balance sheets. For liabilities related to us for which CreditEase advanced the funding, such amount was recorded as amounts due to CreditEase. Our consolidated statements of operations consist of all costs and expenses related to us, including costs and expenses related to us that were allocated from CreditEase. Allocations from CreditEase, including amounts allocated to sales and marketing expenses, origination and servicing expenses, and general and administrative expenses, were made using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. Income tax liability was calculated as if we had filed separate tax returns for all the periods presented.

We conduct our online consumer finance marketplace business in China through our PRC subsidiary, Heng Ye, and our consolidated variable interest entity, Heng Cheng. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, or internet content provision services in particular, we conduct our online operations in China through a series of contractual arrangements entered into between Heng Ye and Heng Cheng and its shareholders. Heng Cheng operates our website www.yirendai.com and is in the process of applying for an ICP license as an internet information provider. Most of our revenues, costs and expenses directly related to loan facilitating and servicing in China are generated through Heng Cheng. As a result of the contractual arrangements, we have the ability to direct the activities of Heng Cheng that most significantly impact its economic performance, and to obtain a majority of the residual returns of Heng Cheng. We are considered the primary beneficiary of Heng Cheng, and accordingly the entity is our variable interest entity under U.S. GAAP and we consolidate its results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control Heng Cheng might preclude us from consolidating the entity in the future.

Our consolidated financial statements may not be reflective of our results of operations, financial position and cash flows had we been operating as a stand-alone company during those periods. Our historical results for any period presented are not necessarily indicative of the results to be expected for any future period. Although we believe that the assumptions underlying our consolidated financial statements and the allocations made to us are reasonable, our basis of presentation and allocation methodologies required significant assumptions, estimates and judgments. Using a different set of assumptions, estimates and judgments would have materially impacted our financial position and results of operations.

Revenue Recognition

We provide services by connecting investors with individual borrowers and facilitating loan transactions through our online consumer finance marketplace. Revenue is recognized when the service is performed and it results from fees earned. Fees include transaction fees from borrowers, service fees from investors and others revenue. Our revenues are presented net of VAT and related surcharges.

Transaction fees from borrowers

Transaction fees are charged to borrowers for the services we perform through our platform in connecting borrowers with investors and facilitating loan transactions. The transaction fee rate that we charge borrowers varies depending on the pricing grade of the loan facilitation. We recognize revenue from transaction fees upon completion of the service of facilitating loan origination. A loan is considered originated when the funds provided by the investors are transferred to the borrower’s bank account by the external online payment network provider.

Historically, we collected the transaction fee from borrowers primarily on a monthly basis over the term of the loan. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collected the entire amount upfront, or collected a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan.

Service fees from investors

Service fees. Service fees mainly include the monthly management fee charged to investors using the automated investing tool and other one-time fees received, such as for selling loans over our secondary loan market.

Risk reserve management fee. In order to be more competitive we offer investors credit enhancement services to provide certain level of assurance to investors.

Prior to August 2013, we provided credit enhancement service in the form of a risk reserve fund, under which we paid loan principal and accrued interest to investors in the event that their loans defaulted. We reimbursed the loan principal and accrued interest to the investor in the case of default and then sought to collect the outstanding amounts from the borrower through a collection team. For this service, we charged investors a monthly service fee at a rate of 10% of the monthly interest on loans and recognized such service fee as revenue.

From August 2013 to December 2014, we replaced the service discussed above with a guarantee arrangement. We had a guarantee arrangement with Tian Da Xin An, a guarantee company, to provide investors with the option of purchasing the assurance that their principal and interest would be repaid in the event that the loans in which they invested defaulted. The guarantee company was responsible for repaying the principal and accrued interest of the defaulted loan and the guarantee company charged the investors at a rate of 10% of the monthly interest on loans as service fee. In practice, we reimbursed the loan principal and accrued interest to the investor in the event of default, and then collected that amount from the guarantee company. We collected the guarantee service fee charged to investors by the guarantee company on its behalf, and then remitted this amount to the guarantee company. We did not recognize the guarantee service fee as revenue. We ceased this guarantee arrangement in December 2014. The outstanding loan balance guaranteed under the previous guarantee arrangement will continue to be covered under the guarantee arrangement until such loans reach maturity.

Other revenue

Other revenue includes penalty fees for prepayment and late payment, and other service fees. Penalty fees are charged to borrowers as a certain percentage of the overdue amount in case of late payment or a certain percentage of interest over the prepaid principal loan amount in case of prepayment.

Risk reserve fund

Starting in January 2015, we terminated our relationship with the guarantee company and launched our new credit enhancement services in the form of a risk reserve fund. Under the current arrangement, out of the transaction fees we earn from borrowers for providing loan facilitation services, we set aside an amount equivalent to a certain percentage, currently at 6%, of the loan principal of each loan we facilitate, which is lower than the historical charge-off rate for the loans facilitated through our marketplace. We pay such amount into the risk reserve fund on a monthly basis regardless of whether the investor decides to opt into the risk reserve fund. This risk reserve fund covers loans originated after January 1, 2015. If a loan originated after January 1, 2015 defaults, we will withdraw funds from the risk reserve fund to repay the principal and accrued interest for the defaulted loan, unless the risk reserve fund is depleted or the investor did not opt into the risk reserve fund. We then seek to collect the amounts from the borrower through a collection team. The amount collected from the borrower, if any, is remitted to first replenish the portion of the risk reserve fund used to reimburse the investor, and if there is any additional amount remaining, then to reimburse us for our collection expenses. If we are not successful in collecting a sufficient amount from the default borrower to cover our collection expenses, we will bear the unrecovered portion of those collection expenses. See “Business—Risk Management—Credit Enhancement.”

The funds set aside in our risk reserve fund will be recorded as restricted cash. We will estimate on a monthly basis the contingent liabilities associated with the loans facilitated, and the estimated amount, up to the amount set aside in the risk reserve fund, will be recorded as accrued liabilities and included as part of operating costs and expenses.

We charge investors who opt into our risk reserve fund a risk reserve management fee at a rate of 10% of the monthly interest rate paid by borrowers for providing this credit enhancement service, which is to be recognized as revenue.

Allowance for uncollectible accounts receivable

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. We establish an allowance for uncollectible account receivable based on estimates, historical experience and other factors surrounding the credit risk of specific clients when specific collection issues are identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when we have determined the balance will not be collected. No allowances for uncollectable accounts receivable are recorded as of December 31, 2013 and December 31, 2014 because all accounts receivable were guaranteed by Tian Da Xin An.

Income Taxes

In preparing our consolidated financial statements, we must estimate our income taxes in each of the jurisdictions in which we operate. We estimate our actual tax exposure and assess temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which we include in our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income. If we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance, we must include an expense within the tax provision in our consolidated statement of operations.

Management must exercise significant judgment to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We base the valuation allowance on our estimates of taxable income in each jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

U.S. GAAP requires that an entity recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more likely than not to be sustained upon audit by the relevant tax authority. If we ultimately determine that payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit during that period. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than the expected ultimate assessment. We did not recognize any significant unrecognized tax benefits during the periods presented in this prospectus.

Uncertainties exist with respect to the application of the New EIT Law to our operations, specifically with respect to our tax residency status. The New EIT Law specifies that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their “de facto management bodies” are located within the PRC. The New EIT Law’s implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”

Because of the uncertainties resulted from limited PRC tax guidance on the issue, it is uncertain whether our legal entities organized outside of the PRC constitute residents under the New EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operations. See “Risk Factors—Risks Related to Doing Business in China.”

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the two years ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses, and other control deficiencies including significant deficiencies as of December 31, 2014. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. Either of these material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified. We have hired additional qualified financial and accounting staff with extensive U.S. GAAP and SEC reporting experience, including our chief financial officer and financial controller. We have allocated additional resources to improve financial oversight function, and to prepare and review the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements. Furthermore, we will continue to hire additional competent accounting staff with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, and will provide sufficient and additional appropriate training to our accounting and financial reporting personnel, especially training related to U.S. GAAP and SEC reporting requirements. We will also develop and implement a full set of U.S. GAAP accounting policies and financial reporting procedures as well as related internal control policies, including implementing a comprehensive accounting manual to guide the day-to-day accounting operation and reporting work. We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Risk factors—Risks Related to Our Business—In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our total revenues. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. We only began our business operations in March 2012, and 2013 was the first year in which we generated revenues for the entire fiscal year. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “Risk Factors—Risks Related to Our Business—We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.”

	For the Year Ended December 31,
	2013		2014
	US$	%	US$	%
	(in thousands, except for percentages)
Net revenues:
Transaction fees from borrowers	3,045	97.2	31,317	98.2
Service fees from investors	25	0.8	405	1.3
Others	61	2.0	171	0.5

Total net revenues	3,131	100.0	31,893	100.0

Operating costs and expenses:
Sales and marketing	(5,220)	(166.7)	(22,354)	(70.1)
Origination and servicing	(1,255)	(40.1)	(3,541)	(11.1)
General and administrative	(4,998)	(159.6)	(10,490)	(32.9)

Total operating costs and expenses	(11,473)	(366.4)	(36,385)	(114.1)

Loss before provision for income taxes	(8,342)	(266.4)	(4,492)	(14.1)
Income tax expense	—	—	5	(0.0)

Net loss	(8,342)	(266.4)	(4,497)	(14.1)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues. Our net revenues increased from US$3.1 million in 2013 to US$31.9 million in 2014, primarily attributable to the increase in our transaction fees from borrowers.

•

Transaction fees from borrowers. Transaction fees from borrowers increased from US$3.0 million in 2013 to US$31.3 million in 2014, primarily due to the substantial increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB258.3 million in 2013 to

RMB2,228.6 million (US$359.2 million) in 2014. The increase in the volume of loans facilitated through our marketplace was due to a substantial increase in the number of borrowers from 3,549 in 2013 to 39,344 in 2014.

To a lesser extent, the increase in transaction fees from borrowers is also due to (i) our facilitation of more long-term loans in 2014 compared to 2013, with the rate of transaction fee charged typically being higher for long-term loans, and (ii) our launch of new loan products with higher transaction fee rates in the fourth quarter of 2014.

•	Service fees from investors. Service fees from investors increased from US$25,000 in 2013 to US$0.4 million in 2014, primarily attributable to the monthly management fee that we started charging investors using our automated investing tool in the second quarter of 2014, and to a lesser extent, to an increase in fees we charged investors for selling loans on our secondary loan market.

•	Others. Our other revenue increased from US$61,000 in 2013 to US$0.2 million in 2014.

Operating costs and expenses. Our total operating costs and expenses increased from US$11.5 million in 2013 to US$36.4 million in 2014, primarily attributable to the increase in sales and marketing expenses, and to a lesser extent, to the increase in general and administrative expenses.

•	Sales and marketing expenses. Our sales and marketing expenses increased from US$5.2 million in 2013 to US$22.4 million in 2014. The increase was primarily due to the increase in expenses associated with our continued user acquisition efforts. Our sales and marketing expenses as a percentage of our total revenues decreased from 166.7% to 70.1% during the same period, primarily due to the improved effectiveness of our user acquisition efforts and in particular, user acquisition through online channels.

•	Origination and servicing expenses. Our origination and servicing expenses increased from US$1.3 million in 2013 to US$3.5 million in 2014, in line with the substantial increase in the volume of loans facilitated through our marketplace. Our origination and servicing expenses as a percentage of our total revenues decreased from 40.1% to 11.1% during the same period, primarily attributable to our improved operational efficiency.

•	General and administrative expenses. Our general and administrative expenses increased by 109.9% from US$5.0 million in 2013 to US$10.5 million in 2014, primarily due to the increase in salaries and benefits paid to our general and administrative personnel. Our general and administrative expenses as a percentage of our total revenues decreased from 159.6% to 32.9% during the same period, primarily because our greater operational efficiency enabled us to achieve rapid revenue growth with relatively slower growth in general and administrative expenses.

Net loss. As a result of the foregoing, we recorded a net loss of US$4.5 million in 2014, a decrease of 46.1% from the net loss of US$8.3 million in 2013.

Liquidity and Capital Resources

Cash Flows and Working Capital

In addition to experiencing net losses during the periods presented, we generated negative cash flows from operating activities of US$11.3 million and US$36.8 million in 2013 and 2014, respectively. Prior to the establishment of Yirendai Ltd., our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase as a business unit under CreditEase. We expect to complete our carve-out from CreditEase in the first quarter of 2015. In 2013 and 2014, our principal sources of liquidity have been advances from our parent company, CreditEase, representing operating costs and expenses paid or borne by the various entities affiliated with CreditEase on our behalf. We will not have such advances from CreditEase after we complete our carve-out.

As of December 31, 2014, we had cash and cash equivalents of approximately US$0.2 million only on our balance sheet. We have received capital contributions from CreditEase in the past and expect to receive additional capital contributions of approximately RMB60 million (US$9.7 million) from CreditEase upon the completion of our carve-out. We believe that our anticipated cash flows from operating activities, together with the capital contributions we expect to receive from CreditEase, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. We may, however, need additional cash resources in the future. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Risk Factors—We may need additional capital, and financing may not be available on terms acceptable to us, or at all.”

Our ability to manage our working capital, including accounts receivable, prepaid expenses and other assets and accrued expenses and other liabilities, may materially affect our financial position and results of operations. See “Risk Factors—Failure to manage our liquidity and cash flows may materially and adversely affect our financial position and results of operations.”

Our accounts receivable primarily include the transaction fees receivable from borrowers. As of December 31, 2013 and December 31, 2014, we had accounts receivable of US$3.1 million and US$26.0 million, respectively. The increase was in line with the substantial increase in our revenues from 2013 to 2014. No allowances for uncollectable accounts receivable were recorded as of December 31, 2013 and December 31, 2014 as all accounts receivable were guaranteed by Tian Da Xin An. In 2013 and up to the nine months ended September 30, 2014, borrowers paid the transaction fees primarily on a monthly basis over the term of the loan. In the fourth quarter of 2014, we adopted a new fee collection schedule whereby we either collect the entire amount of the transaction fee from borrowers upfront upon completion of our loan facilitation services, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. Due to this recent change in the collection schedule, we expect that our accounts receivable as a percentage of total net revenues may go down in the first quarter of 2015.

Our prepaid expenses and other assets include primarily funds receivable from the external payment networks, and our accrued expenses and other liabilities include primarily funds payable to investors or borrowers. The funds receivable from external payment networks and funds payable were a result of our use of master custody account with the external payment networks we utilize. Borrower and investor funds are currently deposited into a master custody account managed by any one of the external payment networks we utilize. We use the account to collect and transfer loan funds to borrowers and collect and repay loan principal and interest to investors. We also use such accounts to collect the transaction fee and service fee we charge, and repay and collect the default loan principal and interest. Funds receivable from the external payment networks include funds received from investors but not yet transferred to borrowers, repayment of loan and interest received from borrowers but not yet transferred to investors, and transaction fees and service fees received but not yet transferred to us, by external payment networks due to the settlement time lag. Similarly, we also have funds payable to investors or borrowers due to a settlement time lag with the external payment networks. Beginning in April 2015 we plan to migrate to a new system whereby a large commercial bank will not only maintain an account for us but also maintain separate ITF accounts for borrowers and investors. With that arrangement, we may have less funds receivable from external payment networks and funds payable on our balance sheet.

Although we consolidate the results of operations of our variable interest entity, we only have access to the cash balances and the future earnings of our consolidated variable interest entity through our contractual arrangements with it. See “Corporate History and Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In utilizing the proceeds we expect to receive from this offering and the other cash that we hold offshore, we may (i) make additional capital contributions to our PRC subsidiary, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the MOC or its local counterparts; and

•	loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2013	2014
	(in US$ thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(11,274)	(36,846)
Net cash used in investing activities	(123)	(580)
Net cash provided by financing activities	11,397	37,650
Net increase/(decrease) in cash and cash equivalents	—	222
Cash and cash equivalents at beginning of year	—	—
Cash and cash equivalents at end of year	—	222

Operating Activities

Net cash used in operating activities was US$36.8 million in 2014. In 2014, the principal items accounting for the difference between our net cash used in operating activities and our net loss of US$4.5 million were changes in certain working capital accounts, principally an increase in prepaid expenses and other assets of US$31.1 million, partially offset by an increase in accrued expenses and other liabilities of US$27.5 million, and an increase in accounts receivable of US$23.1 million. The increase in prepaid expenses and other assets was (i) primarily due to the increase in funds receivable from the external payment networks, which include funds received from investors but not yet transferred to borrowers, repayment of loan and interest received from borrowers but not yet transferred to investors, and transaction fees and service fees received but not yet transferred to us, by external payment networks due to the settlement time lag, and (ii) to a lesser extent, due to the increase in the deposits we paid to third parties for online marketing and user acquisition services. The increase in accrued expenses and other liabilities was primarily attributable to the increase in funds payable to investors or borrowers due to a settlement time lag with the external payment networks that we use to collect and transfer loan funds to borrowers and collect and repay loan principal and interest to investors. The increase in our accounts receivable was due to the significant growth of loan volume on our marketplace in 2014.

Net cash used in operating activities was US$11.3 million in 2013. In 2013, the principal items accounting for the difference between our net cash used in operating activities and our net loss of US$8.3 million were changes in certain working capital accounts, principally an increase in accounts receivable of US$3.0 million, and an increase in prepaid expenses and other assets of US$1.3 million partially offset by an increase in accrued expenses and other liabilities of US$1.1 million. The increase in our accounts receivable was due to the growth of loan volume on our marketplace in 2013. The increase in prepaid expenses and other assets was primarily due to the increase in funds receivable from external payment networks, namely the funds received by the external payment networks but not yet transferred to borrowers, investors or us due to the settlement time lag. The increase in accrued expenses and other liabilities was primarily attributable to the increase in funds payable to investors or borrowers due to the settlement time lag with the external payment networks, which we use to handle the transfer of funds to and from borrowers and investors.

Investing Activities

Net cash used in investing activities was US$0.6 million in 2014, which was attributable to our purchases of property and equipment.

Net cash used in investing activities was US$0.1 million in 2013, which was attributable to our purchases of property and equipment.

Financing Activities

Net cash provided by financing activities was US$37.7 million in 2014, which was primarily attributable to cash contribution from our parent company, CreditEase.

Net cash provided by financing activities was US$11.4 million in 2013, which was primarily attributable to cash contribution from CreditEase.

Capital Expenditures

We made capital expenditures of US$0.1 million and US$0.6 million in 2013 and 2014, respectively. In these periods, our capital expenditures were mainly used for purchases of property and equipment. Our capital expenditures for 2015 are expected to be approximately RMB10.0 million (US$1.6 million), consisting primarily of expenditures related to the expansion and enhancement of our IT infrastructure. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in US$ thousands)
Operating Lease Obligations	1,836	1,299	537	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under a non-cancelable operating lease with an expiration date in May 2016. Rental expenses under operating leases for 2013 and 2014 were US$0.6 million and US$1.1 million, respectively.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014.

Off-Balance Sheet Commitments and Arrangements

In January 2015, we launched our new credit enhancement services in the form of a risk reserve fund to provide a certain level of assurance to investors who invest in loans through our marketplace. See “—Critical Accounting Policies, Judgments and Estimates—Risk Reserve Fund” and “Business—Risk Management—Credit Enhancement.” Other than this risk reserve fund arrangement, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Yirendai Ltd. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary and consolidated variable interest entity in China. As a result, Yirendai Ltd.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiary and our consolidated variable interest entity in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our wholly foreign-owned subsidiary in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our consolidated variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiary has not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for

December and 2013 and December 2014 were increases of 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB, whereas our reporting currency is the U.S. dollar. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange gain of US$54,000 in 2013 and a foreign exchange loss of US$0.3 million in 2014. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, and it has appreciated more than 10% since June 2010. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.2046 for US$1.00 as of December 31, 2014 to a rate of RMB6.8251 to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from the exchange rate of RMB6.2046 for US$1.00 as of December 31, 2014 to a rate of RMB5.5841 to US$1.00, will result in a decrease of RMB million in our net proceeds from this offering.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future.

After the completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recent Accounting Pronouncements Adopted

In April 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update (“ASU”) 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position. Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. We do not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

INDUSTRY

Background

Consumption in China is growing rapidly but remains underfinanced, suggesting tremendous growth potential for China’s consumer finance market.

Consumption in China has experienced rapid growth as a result of China’s economic development and rising consumption power among Chinese consumers. According to the National Bureau of Statistics of China, China’s GDP increased from RMB47.3 trillion in 2011 to RMB56.9 trillion (US$9.2 trillion) in 2013, while annual per capita disposable income increased from RMB14,582 in 2011 to RMB18,599 (US$2,998) in 2013. Consumption has increasingly become an important driver of China’s GDP growth, with the ratio of final consumption to GDP reaching 49.8% in 2013, according to the National Bureau of Statistics of China. “Final consumption” is the total expenditure of residents on the consumption of goods and services in a certain period, namely the expenditure of residents for purchases of goods and services from the domestic economic territory and abroad to meet the requirements of their daily life, and excludes the expenditure of non-residents on consumption in the economic territory of the country. While China’s ratio of final consumption to GDP in 2013 was the highest in six years, it was still relatively low compared to the corresponding figure for the U.S. in the same period, which was 83.2% according to the World Bank, suggesting tremendous future potential.

China’s Consumer Finance Market

Despite growing consumption levels, consumption in China is underfinanced. According to iResearch, China’s consumption loan balance to GDP ratio was merely 22.8% in 2013, compared to 82.9% for the United States during the same period, suggesting significant growth potential. “Consumer finance” consists of loans granted to consumers for purchasing consumption goods and services. Consumption in China is underfinanced primarily because loans from traditional financial institutions are not easily accessible. For example, to obtain a bank loan, a potential borrower needs to physically go to a bank branch. However, most bank branches offering consumption loans are located only in tier 1 and tier 2 cities. In addition, the application process for a bank loan is complex and time-consuming. The ineffectiveness of traditional financial institutions at serving the consumer finance market indicates huge business opportunities for alternative credit providers. China’s consumption loan balance is estimated to have reached RMB15.9 trillion (US$2.6 trillion) by the end of 2014, and is expected to further grow at a CAGR of 18.6% to RMB37.4 trillion by the end of 2019, according to iResearch. The development of new financial services and products will be one of the key growth drivers.

Source: iResearch.

The consumer finance market consists of secured consumption loans such as car loans and housing mortgage, and unsecured consumption loans such as credit cards and other unsecured loans from banks and consumer financing companies. Out of the two, unsecured consumption loans show stronger growth potential. According to iResearch, China’s unsecured consumption loan balance is estimated to have reached RMB3.6 trillion (US$580.2 billion) by the end of 2014, and is expected to further grow at a CAGR of 25.7% to RMB11.4 trillion by the end of 2019, which is higher than the expected growth rate of the consumer finance market in general. Key drivers behind the expected growth in China’s unsecured consumer finance market include the penetration of consumer finance into more consumption categories, the continued development of a nationwide personal credit information database, which improves the ability of lenders to evaluate potential borrower risk, and credit providers’ increasing awareness of the business opportunity in the sector.

Source: iResearch

Opportunities for Marketplaces Connecting Borrowers and Investors

China’s rapidly growing consumption levels and relatively limited consumer finance options have created opportunities for marketplaces that connect borrowers and investors. According to iResearch, transaction values for marketplaces that focus on consumption loans, or consumer finance marketplaces, are expected to grow from an estimated RMB12.7 billion (US$2.0 billion) in 2014 to RMB521.4 billion in 2019, representing a CAGR of 110.1%. The primary drivers for the growth of consumer finance marketplaces include the growing consumption market and increasing demand for consumer finance. In addition, it is also driven by consumers’ need for higher borrowing limits and convenient transaction processing, and improving credit assessment capabilities made possible through the application of big data analytics.

Source: iResearch

Online Consumer Finance Marketplaces with the Strongest Growth Potential

In particular, within consumer finance marketplaces in China, pure online marketplaces that focus on consumption loans to individuals, or online consumer finance marketplaces, show the strongest growth potential. According to iResearch, transaction values through online consumer finance marketplaces are expected to grow from an estimated RMB4.3 billion (US$693.0 million) in 2014 to RMB234.6 billion in 2019, representing a CAGR of 122.2%, which is even higher than the expected growth rate for consumer finance marketplaces in general. The additional drivers for growth of online consumer finance marketplaces include increased internet and mobile penetration among consumers, the emergence of online marketplaces and ecommerce platforms that drive consumer behavior from offline to online, as well as the ability to realize comparatively lower user acquisition costs and higher operating efficiencies. According to iResearch, in the first nine months of 2014, Yirendai ranked first among online consumer finance marketplaces in China, as measured by transaction value.

Source: iResearch

BUSINESS

Our Mission

Our mission is to provide consumers in China with easy access to affordable credit and investors with attractive investment opportunities through our online marketplace.

Overview

We are China’s largest online consumer finance marketplace connecting investors and individual borrowers as measured by transaction value in the first nine months of 2014, according to iResearch. We facilitated over RMB2,492.3 million (US$401.7 million) in loans from our inception in March 2012 through December 31, 2014.

Our online platform automates key aspects of our operations and enables us to efficiently match borrowers with investors and execute loan transactions. Leveraging the extensive experience of our parent company, CreditEase, a large diversified financial services company which began operations in 2006, we provide an effective solution to address largely underserved investor and individual borrower demand in China. Our borrowers and investors come from a variety of channels, including online sources, such as the internet and our mobile applications, as well as offline sources, such as referrals from CreditEase’s on-the-ground sales network. We have developed a number of mobile applications to support our growth, with 30.3% of loans in terms of volume being facilitated through our mobile applications in the fourth quarter of 2014.

Between 2014 and 2019, China’s unsecured consumer finance market is forecasted to grow at a CAGR of 25.7% from RMB3.6 trillion to RMB11.4 trillion (US$1.8 trillion) in terms of outstanding loan balance, according to iResearch. As we continue to expand our business, we believe that we will be well positioned to capture market opportunities in China.

We currently target prime borrowers, comprising credit card holders with salary income. We strategically focus on prime borrowers as we believe members of this group tend to be more creditworthy and more receptive to internet finance solutions. Our online marketplace offers qualified borrowers quick and convenient access to affordable credit at competitive prices. All of the loans facilitated through our marketplace feature fixed interest rates. To provide a transparent marketplace, the interest rates, service fees and other charges are all clearly disclosed to borrowers upfront.

Our online marketplace provides investors with attractive risk-adjusted returns from a quality asset class with investment thresholds as low as RMB100 (US$16.1). Investors have the option to individually select specific loans to invest in or to use our automated investing tool to identify and select loans on the basis of a targeted return. We also offer investors credit enhancement service in the form of a risk reserve fund and provide a liquid secondary market for investors.

We believe we have developed an industry leading risk management system using our proprietary credit decisioning and fraud detection modules. We accumulate data from our expanding borrower base and CreditEase’s extensive database to continually enhance the sophistication and reliability of our risk management system. Our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers and offer quality loan investment opportunities to investors.

We generate revenues primarily from fees charged for our services in matching investors with individual borrowers and for other services we provide over the life of a loan. Our revenues include transaction fees from borrowers, service fees from investors and other revenues. We serve as an information intermediary, and do not assume credit risk or use our own capital to invest in loans facilitated through our marketplace.

We have experienced significant growth since we launched our marketplace in March 2012. Our total net revenues increased from US$3.1 million in 2013 to US$31.9 million in 2014.

Our Solution

We are China’s largest online consumer finance marketplace connecting investors and individual borrowers as measured by transaction value in the first nine months of 2014, according to iResearch. Our marketplace embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals underserved or even unserved. Our online business model, empowered by a technology-driven and user-centric platform, allows us to efficiently match borrowers with investors. We provide borrowers with fast and convenient access to consumer credit at competitive rates, while we offer investors easy and quick access to an alternative asset class with attractive risk-adjusted returns.

*	Borrower and investor funds are currently deposited into a custody account managed by any one of a number of established third party online payment platforms we utilize. Beginning in April 2015, we plan to migrate to a new system whereby one of the largest commercial banks in China will take over the custody accounts currently managed by the various third party payment platforms.

Benefits to Borrowers

We provide the following benefits to borrowers, which have enabled us to achieve the No. 2 ranking in terms of borrower satisfaction among our industry peers in 2014, according to a customer survey conducted by iResearch.

•	Access to consumer credit. Borrowers are significantly underserved by the current consumer finance system in China, which provides insufficient access to funds or, in some cases, no access at all. For example, individual credit card holders in China on average hold aggregate personal credit limits of less than RMB20,000, according to iResearch. We provide prime borrowers with access to consumer credit on terms that are adjusted to borrowers’ risk profiles and in amounts which are suitable to finance certain large consumption expenditures, such as those for home renovations, vehicle purchases, traveling and continuing education. Our pricing grades are designed to allow us to further segment our target prime borrower group to offer customized loans.

•	Quick and convenient access. We provide borrowers with an online loan application and management platform that can be accessed anytime, anywhere through our website and mobile applications. For express loan products, borrowers are able to finish the application process in three steps taking as little as ten minutes. We also provide borrowers with access to live support and easy-to-use online tools throughout the application process and for the lifetime of the loan.

•	Fast credit approval. We leverage online data and technology to quickly assess risk, determine a credit rating and assign a pricing grade. For express loan products, qualified borrowers can receive an initial decision in as fast as ten minutes. We provide borrowers with faster credit decisioning compared to traditional sources of consumer credit in China, which may take weeks to provide a decision.

•	Competitive rates and payments. Our proprietary credit decisioning system prices the risk associated with consumers, which are not sufficiently covered and hence not well priced by traditional banks in China. For example, borrowers who qualify for our Grade A loans pay interest rates and fee charges as low as 16.9% on an APR basis, which is competitive with the rates charged by traditional banks on credit cards. Furthermore, the loans on our marketplace have a variety of tenures, such as 12, 18, 24, 36 or 48 months, allowing borrowers to better manage their cash flows and build financial discipline by making repayments spread out over a period of time that suits their budgets and schedules.

•	Transparent marketplace. We offer borrowers a transparent end-to-end process with foreseeable turnaround times and clear documentation requirements. All of the loans facilitated through our marketplace feature fixed interest rates, which together with service fees and prepayment and late payment penalties, are clearly disclosed to borrowers during the application process.

Benefits to Investors

We provide the following benefits to investors, which have enabled us to achieve the No. 1 ranking in terms of investor satisfaction among our industry peers in 2014, according to a customer survey conducted by iResearch.

•	Access to a new asset class. We provide investors with access to a new investment opportunity that is outside the traditional and limited investment channels available to investors in China. We offer investors the ability to lend over our marketplace with investment thresholds as low as RMB100 (US$16.1), permitting diversification across different loans. In 2014, the average loan investment size through our marketplace was RMB12,370 (US$1,993.6).

•	Attractive risk-adjusted returns. We offer investors attractive risk-adjusted returns, which range from 7.0% to 12.5% on an annualized basis after fees. Our focus on prime borrowers and our credit screening capabilities help to improve the reliability of returns obtained through our marketplace.

•	Easy and quick access. We offer investors 24/7 access to all available services through our website and mobile applications. We provide investors with online tools that automatically invest a specified amount of funds committed by the investor according to investor-specified criteria, including desired rate of return and tenure.

•	Credit enhancement. We offer investors a credit enhancement service in the form of an optional risk reserve fund. Under this arrangement, out of the transaction fees we earn from borrowers for providing loan facilitation services, we set aside an amount equivalent to a certain percentage, currently at 6%, of all loans facilitated through our marketplace into a custody account which is used to pay investors the principal and accrued interest on their overdue loans.

•	Liquid secondary market. With an average of over 32,200 transactions taking place on our secondary marketplace every month in 2014, we provide investors with a liquid secondary market where they can sell their loans to other investors at any time before maturity. On average, each secondary transaction took less than one day to complete in 2014.

Our Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

China’s leading online consumer finance marketplace connecting investors and individual borrowers

We are China’s largest online consumer finance marketplace connecting investors and individual borrowers as measured by transaction value in the first nine months of 2014, according to iResearch. From our inception in March 2012 through December 31, 2014, we successfully facilitated loans between over 38,400 investors and over 43,300 borrowers, representing an aggregate value of approximately RMB2,492.3 million (US$401.7 million). By utilizing a highly scalable platform and online business model, we have been able to grow the scale of our marketplace and reinforce our strengths through network effects. We believe our scale, brand, risk management capabilities and technology platform allow us to effectively attract new participants, lower costs for borrowers, provide high-quality loan investment opportunities, create higher liquidity and thus continuously reinforce our market leading position.

Superior user experience

We offer a superior user experience to borrowers and investors, helping us to achieve industry leading customer satisfaction rates. According to a customer survey conducted by iResearch, we ranked No. 1 in terms of investor satisfaction rate and No. 2 in terms of borrower satisfaction rate among our industry peers in 2014.

We provide borrowers with quick and convenient access to credit at affordable and competitive rates through our online platform that is accessible anytime, anywhere. In 2014, we facilitated loans to 39,344 borrowers through our platform, compared with loans to 3,549 borrowers in 2013. Approximately 24.7% of our the loans in terms of volume were facilitated through mobile applications in 2014, with that figure at 30.3% in the fourth quarter of 2014.

We offer investors easy and quick access to an alternative asset class with attractive risk-adjusted returns, as well as a superior user experience. 34,527 investors made investments through our platform in 2014, compared to 5,617 investors in 2013, with the average amount invested by each investor increasing from RMB52,751 in 2013 to RMB75,480 (US$12,165) in 2014. In 2014, 43.5% of investors were repeat users of our platform, defined as those investors who made two or more investments through our platform during the year.

Proprietary risk management system

We take a holistic approach to managing risk. We currently target prime borrowers, which we believe represent a superior risk profile compared to the borrower base served by our industry peers. Our proprietary risk management system enables us to evaluate potential borrowers in a market where reliable credit scores and borrower databases are still at early stage of development. Our system is built upon data accumulated through our operations and is further supported by an extensive database accumulated by CreditEase over the past eight years. Our risk management model utilizes big data capabilities, including a proprietary analytics engine and algorithms, to automatically evaluate the credit characteristics of borrowers. At the same time we use automated verification and fraud detection tools to ensure the quality of the loans facilitated through our marketplace. We supplement these technology driven systems with manual verification and fraud prevention processes when necessary. We consistently upgrade our risk management model with new credit data and technologies. We believe our risk management is prudent, as evidenced by the performance of various loan vintages facilitated through our marketplace.

We have established a stringent risk management culture by setting up an independent risk management division, embedding risk management into employee performance reviews and implementing a systematic and regular risk management training program.

Powerful network effects

Our online marketplace benefits from powerful network effects that increase as the number of participants and transactions on our platform grow. Leveraging CreditEase’s experience, we have established the brand and scale that attract growing numbers of investors and borrowers, and have become a leader in the online consumer finance marketplace industry. The increase in the number of investors enables us to better match investors with borrowers. As our scale increases, higher transaction volumes generate more data that we can leverage to improve the effectiveness of our credit decisioning model, enabling us to improve borrower screening and to provide higher quality credit assets to investors. Improved investment performance increases investor trust in our marketplace, lowering the risk premiums are charged for lending through our platform and allowing us to offer more competitive rates to attract additional high-quality borrowers. The result is a virtuous cycle for our business whereby the performance of our marketplace continuously improves. We believe that these network effects will further reinforce our market leadership position.

Scalable and robust technology platform

Our technology platform powers our online marketplace, enabling us to connect investors and individual borrowers in a fast and effective way and to efficiently deliver services to them. Our platform covers the entire loan transaction process, including application, data aggregation, credit assessment, decisioning, listing, funding, servicing and collections, and provides a flexible, cost-efficient and time-saving mechanism for matching borrowers and investors when compared to traditional banking institutions. Our technology platform also facilitates our user-friendly mobile applications, which allow our users to invest and borrow anytime, anywhere. We believe our mobile efforts have been validated by our users. In 2014, approximately 24.7% of the loans in terms of volume were facilitated through our mobile applications, with that figure at 30.3% in the fourth quarter of 2014. Our platform is further enhanced by our big data capabilities that automate and streamline our data extraction and mining efforts, our automated fraud detection systems and proprietary application programming interfaces (APIs). In addition, we have adopted robust security measures and policies to protect our customer information and proprietary data, and have deployed multiple layers of redundancy to ensure the reliability of our platform.

Visionary founder and experienced management team

Our founder and executive chairman, Ning Tang, was a pioneer in China’s peer-to-peer lending service industry. Among other industry leadership roles, Mr. Tang currently serves as the chairman of the Beijing P2P Association, the industry’s first association that is officially registered and overseen by regulators. Other members of our management team have on average more than ten years of experience and all have held senior positions with various financial institutions and large companies prior to joining us. Together with Mr. Tang, they started our company with the vision of becoming the leading online consumer finance marketplace connecting investors and individual borrowers in China. Their deep understanding of the consumer finance market in China contributed to our strategic decision to focus on the prime individual borrower market.

Our Strategies

Our mission is to provide consumers in China with easy access to affordable credit and investors with an attractive investment opportunities through our online marketplace. We intend to achieve this goal by pursing the following strategies:

Continue to define industry best practices in China

We will leverage the strengths of our marketplace to continue to grow our market share in China’s online consumer finance marketplace industry in terms of both loan volume and participants. By focusing on the long-term sustainable growth of our marketplace, we seek to mitigate the risks inherent in expanding credit markets.

To this end, we strive to create and uphold industry best practices for all aspects of our business, including credit risk management and analysis, operational transparency, fund settlement and data security. For example, we have recently partnered with a leading commercial bank in China to establish a third-party custody and settlement arrangement to better protect investors and borrowers, which is scheduled to go live in April 2015. We believe this arrangement is the first of such kind in China and sets the best practice in the industry. In order to ensure the growth and stability of our marketplace, we will leverage our deep understanding of China’s consumer finance market to develop our credit enhancement service in a manner that balances the needs of regulators and our customers. Separately, through CreditEase’s leadership in self-regulatory organizations such as the Internet Finance Committee operated under the PBOC, Beijing P2P Association, the industry’s first association that is officially registered and overseen by regulators, and the National Association of Small Loan Companies under the supervision of the CBRC and PBOC, we will continue to foster the sustainable growth of our industry by leading through example and our sharing of best practices.

Broaden our borrower base

We seek to grow the number of borrowers on our online marketplace through the introduction of new credit products and services. By tailoring products to specific borrower needs, we continually seek to attract new and repeat borrowers to our marketplace. We will leverage the success of our existing vertical loan products, such as those for IT professionals, to expand our customized loan products to new industry verticals. By targeting specific borrower segments with specialized loan products, we intend to increase the conversion rate of interested individuals into successfully qualified borrowers. In the future, we expect repeat borrowers will become an increasingly important source of our borrower base and we will design specific products and services to cater to this group. We will also expand to serve new borrower groups beyond prime borrowers, enabling us to capture the opportunities presented by China’s growing unsecured consumer finance market. In addition, we will continue to leverage new technologies, such as mobile applications, to make the borrower loan application and investor matching process more efficient and transparent, attracting more borrowers to our marketplace. As consumers in China become increasingly receptive to utilizing online consumer financial services in general, we believe the improvements to our platform made possible by the further use of technology will enable us to acquire an increasing majority of borrowers through internet and mobile acquisition channels.

As our marketplace continues to grow, we plan to expand our ability to offer dynamic loan pricing. For example, we plan to introduce risk-based pricing for borrowers that optimizes loans based on individual credit criteria so that borrowers will be able to receive customized loans tailored to their own credit profile. In addition, we intend to introduce market-based pricing of loans based on macroeconomic factors and we believe such ability to continually adjust the pricing of the loans on our marketplace will allow us to better meet the real-time needs of our borrowers.

Expand our investor base

We strive to increase the overall number of investors and the amounts they lend through our marketplace by facilitating investments in a diversified portfolio of high-quality loan products. We will continue to develop new investment products, such as diversified term investment products and products with lower investment thresholds, to satisfy different investor requirements. For our existing investors, we will implement strategies to increase the share of their assets invested through our marketplace over time. To this end, we intend to provide investors with enhanced tools to better monitor and manage their investments on our online marketplace, and to continue to enhance the liquidity of our marketplace by growing the number and type of loans traded on our platform. In the future, we plan to segment loans into more precise tiers of returns, and seek to offer investors a more diverse array of loan products that better meet their risk-adjusted return targets. We also plan to offer more valued-added services to investors, such as investment portfolio services.

Further enhance our risk management capabilities

As transaction volumes on our marketplace grow, the data generated from these transactions will allow us to further enhance our risk management systems. We will continue to automate our risk management system by enhancing our online data analytics capabilities. At the same time, we will enhance these data analytics systems by utilizing additional data sources, such as from additional online verticals and third-party partners, for inclusion in our models to uncover new insights about individual borrowers, and to allow us to evaluate and facilitate lending to more borrowers. We will also further advance our proprietary algorithms that analyze behavioral data, transactional data and employment information in order to increase the automation and predictive capabilities of our credit and risk management systems. These will enable us to further increase the efficiency of our marketplace while maintaining sophisticated risk management capabilities to ensure expected returns and manageable risks.

Aggressively execute our mobile strategy

We have made and will continue to make significant investments in pursuing our mobile strategy. As we expect customers will increasingly submit loan applications or make investments from their mobile devices, we plan to further strengthen our mobile internet presence to seize promising market opportunities by developing targeted marketing programs directed at mobile users. Approximately 24.7% of the loans in terms of volume were facilitated through mobile applications in 2014, with that figure at 30.3% in the fourth quarter of 2014. We will improve the functionality of our mobile applications in order to improve mobile user experience, make our marketplace more convenient and accessible to users in China and enhance the stickiness of our platform. We also plan to develop and introduce more mobile related products, such as lifestyle applications incorporating pre-approved loan products that serve the borrowers’ financing needs in their daily life. As we aggressively execute our mobile strategy, we will utilize the additional information available from mobile users, such as location data, to further enhance our risk management capabilities.

Continue to invest in our technology platform

We will continue to make significant investments in our proprietary technologies in the areas of data collection and processing algorithms to increase the precision, speed and scale at which we match the demand and supply of funds. Enhanced data analytics will also improve our conversion of online leads into successful borrowers and investors. With the further application of big data, we will seek to acquire members of our target borrower and investor groups in a more focused and cost efficient way. Furthermore, we will continue to leverage technology to further automate our processes and improve efficiency. At the same time, we will also benefit from the operating leverage associated with our scalable platform as our scale grows. We believe these investments will facilitate the long-term growth of our marketplace.

Cultivate a vibrant consumer lending ecosystem

We will expand strategic relationships with key industry value chain partners, including online user acquisition channels, payment platforms, custodian banks and loan collection agents, to further increase the value of our marketplace and better serve borrowers and investors. For example, in the future, we may partner with traditional financial institutions to combine the efficiency advantages of online consumer finance marketplaces with the low funding costs of traditional financial institutions. In addition, we may expand cooperation with merchants in more sectors, thereby expanding the breadth of potential transactions conducted on our marketplace beyond consumer finance to other forms of consumption. We may also pursue strategic investments and partnerships that complement our online marketplace, improve our technologies, enhance our user experience and strengthen our market leading position.

We will continue to promote the positive development of the online consumer finance marketplace industry in China through long-term partnerships with government institutions to advocate for the adoption of an industry-wide credit scoring system to better protect borrowers and investors. For example, in December 2014 our executive chairman, Mr. Ning Tang, helped to establish and was elected chairman of the Beijing P2P Association, the industry’s first association that is officially registered and overseen by regulators. In addition, we have developed online forums to educate borrowers and investors and to promote greater awareness of the benefits and risks of online consumer finance. In the future, we will continue to develop venues and methods to educate potential participants in our marketplace.

Our Borrowers

Target Borrower Group

We currently target prime borrowers, comprising credit card holders with salary income. We strategically focus on prime borrowers because we believe members of this group tend to be more creditworthy and receptive to internet finance solutions. According to iResearch, the number of credit card holders in China is expected to have reached 281.7 million in 2014.

Borrower Profile and Base

Based on the information disclosed to us, as of December 31, 2014, our borrower profile was 85.8% male and 14.2% female, while 79.8% were 35 years of age or less, and 91.3% possessed a secondary school degree or higher.

In 2014, we facilitated loans to 39,344 borrowers through our platform, compared with 3,549 borrowers in 2013. The total amount of funds loaned to borrowers through our platform was RMB2,228.6 million (US$359.2 million) in 2014, which increased substantially from RMB258.3 million in 2013.

Borrower Acquisition

We attract a fast growing number of borrowers through various online channels. Our online borrower acquisition efforts are supported by our big data capabilities and are primarily directed toward search engine marketing, search engine optimization and mobile application downloads through major application stores, as well as various marketing campaigns.

We also acquire borrowers through CreditEase’s extensive on-the-ground sales network across over 180 locations in China as part of our contractual arrangement with CreditEase. Under this arrangement, CreditEase is obligated to refer borrowers who fall within our target borrower group to our online marketplace, in exchange for which we pay CreditEase a referral fee. Once a borrower is referred to us, all the remaining aspects of the transaction life cycle are handled by us, with our online marketplace facilitating the loan transaction, from application to credit decisioning to matching and servicing. Our referral arrangement with CreditEase is designed so that CreditEase does not compete with our online consumer finance marketplace business. See “Our Relationship with CreditEase.” In the fourth quarter of 2014, 44.5% of our borrowers were acquired through CreditEase. The average size of loans sourced through offline channels tends to be larger than that of the loans sourced through online channels.

Our Investors

Target Investor Group

We accept investments from investors of all income levels. However, we focus our efforts on attracting mass affluent investors. This large and rapidly growing sector of the Chinese population is currently underserved by traditional investment products in China. We seek to attract mass affluent investors because members of this demographic group are a significant untapped source of capital.

Investor Profile and Base

Based on the information disclosed to us, as of December 31, 2014, our investor profile was 56.7% male and 43.3% female, while 91.3% were 40 years of age or less, and 96.7% possessed a secondary school degree or higher.

In 2014, 34,527 investors made loans through our platform, compared with 5,617 investors in 2013. The total amount of funds loaned by investors through our marketplace was RMB2,606.1 million (US$420.0 million) in 2014, compared with RMB296.3 million in 2013.

Investor Acquisition

We attract a fast growing majority of our investors through online channels. Our investor acquisition efforts are primarily directed towards enhancing our brand name, building investor trust, and word-of-mouth marketing. We also recruit investors through CreditEase’s on-the-ground sales network, which refers potential investors to our marketplace who have expressed interest in the types of loan products offered on our online marketplace.

Our Products and Services

Products Offered to Borrowers

Our online marketplace facilitates standard loan products, express loan products and vertical loan products to borrowers. For the loan products we facilitate, the APR paid by borrowers is between 16.9% and 39.5%, with the specific rate charged dependent upon a risk assessment of the borrower. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. All of our loan products are unsecured, feature fixed monthly payments and, with the exception of our pre-approved loan products, offer terms of 12, 18, 24, 36 or 48 months. Typical uses for these loan products include home remodels, durable good purchases, travel and continuing education.

Standard Loan Products

In 2014, the average loan amount for our standard loan products was approximately RMB66,187 (US$10,667), although our standard loans can be as high as RMB500,000 (US$80,585). To apply for a standard loan, a borrower needs to complete a short online application providing information such as their PRC identity card information, a bank statement with proof of monthly income and credit report from the PBOC, as well as the desired loan amount and term. In 2014, our standard loan products represented the majority of the loans that were made through our marketplace.

Express Loan Products

FastTrack loans. FastTrack loans are a new, fast expanding product that is currently only available through our mobile applications. These loans can be as high as RMB100,000 (US$16,117). In 2014, the average FastTrack loan amount was RMB36,328 (US$5,855). To apply for a FastTrack loan, a borrower completes a short online application providing their PRC identity card information, e-commerce account information, mobile phone number and a credit card statement as well as the desired loan amount and duration. This product offers near instantaneous credit approval, allowing qualified borrowers to receive an initial decision in as fast as ten minutes.

Pre-approved loan products. We offer qualified borrowers pre-approved loan products in collaboration with online merchant partners as a point of purchase payment option for online transactions that can be used at any point during a set time period following approval. To apply for a pre-approved loan, a borrower completes a short online application providing information similar to that required for a FastTrack loan. Once the requested borrower information is provided, we utilize our big data capabilities to offer near instantaneous credit approval.

Vertical Loan Products

We currently offer vertical loan products to IT professionals, and plan to offer similar types of loan products targeted at other industry verticals in the future. Our IT professional loans are a relatively new program aimed specifically at IT professionals working at large, established internet technology companies. Like our standard and express loans products, IT professional loans are unsecured. The average IT professional loan amount was RMB50,392 (US$8,122) in 2014. Typical uses for IT professional loans are similar to those for our standard loan products and express loan products. To apply for an IT professional loan, a borrower needs to provide information such as their employment information, PRC identity card information, a bank statement with proof of monthly income and a credit report from the PBOC, as well as the desired loan amount and term.

Loan Pricing Mechanism

We price loans facilitated through our marketplace using a pricing grid with four segments, each with a rate calculated to correspond to a risk assessment of borrowers falling within that particular segment. Once a borrower’s credit information is input into our proprietary credit scoring and loan qualification system, that system automatically decides which of the four segments the borrower falls under, and applies the fee rate for the relevant segment to the borrower. Going forward, we plan to expand the number of segments contained in our pricing grid.

Loans are quoted as a fee rate displayed as an APR, which comprises a fixed interest rate and a transaction fee rate we charge borrowers for our services. The APRs for the term loans on our marketplace range from 16.9% to 39.5%, enabling us to cover a broad range of high quality risk assets.

All of the loans offered through our marketplace feature fixed interest rates, which eventually go to the investor as a return for their investment, less any defaults over the term of the applicable loan and fees charged to investors. In addition, we charge borrowers transaction fees for matching them with investors. The transaction fees are charged as a percentage of the loan contract. A penalty fee is imposed as a percentage of the amount overdue in the case of late payment or a percentage of the outstanding principal loan amount in the case of prepayment. All fees are clearly disclosed to the borrower upfront.

Services Offered to Investors

Through our marketplace investors have the opportunity to invest in a wide range of loan products with attractive risk-adjusted returns. Our proprietary credit scoring and fraud detection systems allow investors to be confident that they are not only investing in high-quality loans but also lending through a sustainable marketplace.

Investing Tools

Our online marketplace provides investors with several investing tools.

Automated investing tool. Our automated investing tool represents the most popular way for investors to extend loans to borrowers through our marketplace. With our automated investing tool, an investor agrees to lend a specified amount of money to borrowers through our marketplace for a specified period of time. Once an investor commits funds using the tool, his funds are automatically allocated among approved borrowers. Our automated investing tool automatically reinvests investors’ funds as soon as a loan is repaid, enabling investors to speed the reinvestment of cash flows without having to continually revisit the site. In 2014, the vast majority of funds loaned by investors through our marketplace were invested utilizing this automated investing tool.

The minimum threshold for a lending commitment made through our automated investing tool is RMB1,000 (US$161.2). In 2014, the average amount invested through our automated investing tool by each investor was RMB76,612 (US$12,348) and the average annual rate of return to investors was between 7.0% and 10.0%. The specific rate of return offered to an investor using our automated investing tool varies with the duration of the investment term.

Self-directed investing tool. Our self-directed investing tool enables investors to personally select among the hundreds of new lending opportunities to approved borrowers that are posted on our marketplace every day. After selecting a desired loan, the investor then agrees to lend a specified amount of money to a specific borrower through our marketplace for a specified duration. Our platform provides investors using our self-directed investing tool with the ability to use filters based on credit and application data, such as term, amount and interest rate, to screen loans on our platform for review.

The minimum threshold for a lending commitment made through our self-directed investing tool is RMB100 (US$16.1). In 2014, the average amount invested through our self-directed investing tool by each investor was RMB51,570 (US$8,311) and the average rate of return to investors was between 10.0% and 12.5%. The specific rate offered to an investor varies with the duration of the investment term.

Credit Enhancement

In January 2015 we launched our new credit enhancement services in the form of a risk reserve fund. Under the current arrangement, out of the transaction fees we earn from borrowers for providing loan facilitation services, we set aside an amount equivalent to a certain percentage, currently at 6%, of all loans facilitated through our marketplace into an interest-bearing custody account. This amount is set aside regardless of whether an investor decides to opt into the risk reserve fund. The current risk reserve fund covers loans originated after January 1, 2015. If a loan originated after January 1, 2015 defaults, we will withdraw funds from the risk reserve fund to repay the principal and accrued interest for the defaulted loan, unless the risk reserve fund is depleted or the investor did not opt into the risk reserve fund. The percentage of fees to be set aside in the risk reserve fund is reviewed on a regular basis. See “—Risk Management—Credit Enhancement.”

Secondary Loan Market

We maintain a secondary loan market on our marketplace where investors can trade the loans they hold. This secondary loan market is liquid, with the average loan exchanging hands within the same day it is posted. This liquidity offers investors the opportunity to enter and exit their investments without waiting until maturity, increasing their frequency and willingness to lend and, as a result, the amount of funds ultimately available to borrowers.

Fees Charged to Investors

We charge investors various on-going as well as one-time fees, depending on their specific investment activity on our marketplace. Investors using our automated investing tool are charged a monthly management fee, while a one-time fee is charged to all investors for each loan sold over our secondary loan market. From January 2015, we also began charging investors who opt into our risk reserve fund a risk reserve management fee of 10% of the fixed monthly interest rate paid by borrowers.

Our Platform and the Transaction Process

We believe that our platform enables a significantly faster loan application process, a credit assessment that more accurately determines an applicant’s creditworthiness and a superior overall user experience. Our platform touches each point of our relationship with our borrowers and investors, from the application process through the funding and servicing of loans.

We provide an automated, streamlined application process. To borrowers and investors alike, the process appears simple, seamless and efficient but our platform leverages sophisticated, proprietary technology to make it possible. The entire process from initial application to disbursement of funds typically takes one-to-two days.

Stage 1: Application

Our borrower application process begins with the submission of a loan application by a prospective borrower. Our borrowers apply through our website or mobile applications. As part of the application process, the prospective borrower is asked to provide various personal details. The specific personal details required will depend upon the borrower’s desired loan product, but typically include PRC identity card information, employer information, bank account information, credit card information and a credit report from the PBOC. For our FastTrack product, applicants may complete an application on our platform in three steps taking as little as ten minutes, significantly reducing the time normally spent applying for a loan.

New investors sign up to our marketplace using a simple online portal in which they input their PRC identity card information and bank account information. The funds they wish to invest over our marketplace are currently deposited into a custody account run by any one of a number of established third-party online payment platforms we utilize. Beginning in April 2015 we plan to migrate to a new system whereby one of the largest commercial banks in China will take over the investor custody accounts currently managed by the various third party payment platforms.

Stage 2: Data Aggregation

Upon submission of a completed application, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources is then matched with the application, including the following:

Internal

•       historical credit data accumulated through our online platform; and

•       behavioral data that we glean from an applicant’s behavior as they apply to us for loans, such as the self-reported use of proceeds or use of multiple devices to access our platform;

External

•       credit database maintained by CreditEase;

•       personal identity information maintained by an organization operated under the Ministry of Public Security;

•       personal credit information maintained by an organization operated under the PBOC;

•       online data from internet or wireless service providers;

•       online shopping and payment information for their accounts with certain popular Chinese e-commerce websites; and

•       fraud list and database maintained by third-party service providers.

This data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness.

Stage 3: Anti-Fraud, Credit Assessment and Decisioning

In order to efficiently screen applicants, we have designed an initial qualification phase to review the basic information regarding a prospective borrower that has been submitted with the application and gathered by us from available sources. Once complete, either the prospective borrower’s loan application proceeds to the next phase of the application process or the prospective borrower is notified of the decision to decline the application.

Following initial qualification, we commence a credit review utilizing our proprietary credit scoring model to generate an Yirendai score for the prospective borrower that drives the decision whether to extend credit. Our proprietary credit-scoring model was developed in conjunction with Fair Issac Corporation, or FICO, a leading U.S. provider of analytics software and tools used to manage risk and fight fraud, and is routinely monitored, tested and validated by our risk management team. Following the generation of the Yirendai score, our credit decisioning system makes a determination as to whether the prospective borrower is qualified. Unqualified borrowers are notified of the decision to decline their applications for failing to meet minimum requirements.

For borrowers who meet our minimum requirements the application for standard loan products then proceeds to our credit assessment team for review. Our credit assessment team interviews the applicant by phone. During this stage, one junior and one senior member of our credit assessment team will analyze the application and Yirendai score. If a member of the credit assessment team suspects there may be fraud involved with a particular loan application or determines that additional verification is needed to complete the credit decisioning process, that team member will conduct further due diligence and verification. Following this review, the credit assessment team will either approve the loan as is, approve the loan with one or more modified sets of loan characteristics, or decline the loan application.

Stage 4: Approval, Listing and Funding

Once the loan application is approved, we make a loan agreement available online for the prospective borrower’s review and approval. Upon acceptance of the loan agreement, if the loan has not been matched automatically through automated investing tool, the loan is then listed on our marketplace for investors to view. Once a loan is listed on our marketplace, investors may then subscribe to the loan using either our automated or self-directed investing tools. Before a loan is disbursed to the borrower, it must be fully subscribed to by investors. Our liquidity management system is designed to ensure the fast and effective matching of borrowers’ loan applications and investors’ investment demand through the use of detailed demand forecasting model and real time monitoring. Once a loan is fully subscribed, funds are then drawn from a custody account managed by one of the third party payment platforms we utilize and disbursed to the borrower. Beginning in April 2015 we plan to migrate to a new system whereby a large commercial bank will take over the borrower custody accounts currently managed by the various third party payment platforms.

Stage 5: Servicing and Collections

We utilize an automated process for collecting scheduled loan payments from our borrowers. Upon loan origination, we establish a payment schedule with payment occurring on a set business day each month. Borrowers then make scheduled loan repayments via a third-party payment platform to a custody account, and authorize us to debit the custody account for the transfer of scheduled loan repayments to the lending investors. As with the custody accounts used to hold and disburse investor funds, the custody accounts used to hold borrower re-payment funds are currently run by the various established third-party payment platforms we utilize, but are scheduled to migrate to a large commercial bank in April 2015.

To facilitate investor repayment, we have developed a strategy to optimize the collections process for delinquent loans. Our collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. We outsource all stages of the collections process to CreditEase.

Risk Management

Traditional risk management tools and the types of consumer finance data available in developed economies, such as widely available consumer credit reporting services, are currently at an early stage of development in China. We believe our industry leading risk management capabilities provide us with a key competitive advantage in attracting capital to our marketplace by providing investors with comfort that they are investing in high quality loans through a sustainable marketplace.

Proprietary Fraud Detection System

We use a proprietary fraud detection system to identify and reject potential borrower applications. Our system combines quantitative modeling, internet technology, offline verification and the use of third-party services. The quantitative modeling aspect of our fraud detection system involves the use of a big data platform to locate potential inconsistences in a particular borrower application. The internet technology aspect includes IP verification and monitoring. Our offline verification activities involve members of our credit assessment team speaking with potential borrowers to inquire after any inconsistences in a loan application. Our big data platform is also used to enhance our offline verification processes. Lastly, we employ third-party services to check the online behavior of potential borrowers, and utilize government agency’s open database to check their identity card numbers against known criminals. We maintain a blacklist after detecting any fraudulent borrowers.

Proprietary Credit Scoring Model and Loan Qualification System

We use a proprietary credit scoring model to assess the creditworthiness of potential borrowers. This credit scoring model was developed in conjunction with FICO, a leading U.S. provider of analytics software and tools used to manage risk and fight fraud. We have further modified our credit scoring model to adapt it to the realities of the Chinese market, which has historically had no source of widely available consumer credit information. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources, and then generates an Yirendai score for the prospective borrower. Our relationship with CreditEase allows us to further enhance the depth of our credit scoring model through our ability to rely on its eight years of loan data. In addition to its strong analytical foundation, our credit scoring model is routinely monitored, tested and validated by our risk management team.

Some of the criteria that impact a borrower’s Yirendai score include:

Purpose of the loan	Income and debt condition
Customer attributes	Geographic location
Usage and performance of the loans from other financial institutions	Job stability Online merchant purchasing pattern
Credit card usage and payment pattern
Public record

The Yirendai scores derived from our proprietary credit scoring model containing the criteria mentioned above, are used to determine which of the four segments in our current pricing grid a particular borrower falls into. Among the four segments, Grade A represent the lowest risks associated with the borrowers, while Grade D represents the highest risks. The APRs that correspond to the four segments in our current pricing grid range from 16.9% to 39.5%, enabling us to appropriately price across a broad range of loans. The APRs charged to borrowers includes both a fixed interest rate and a transaction fee rate for the services we offer borrowers. The specific APRs for the different segments in our pricing grid are as follows:

Pricing Grade	APR
A	16.9%
B	27.4%
C	33.5%
D	39.5%

We have facilitated loans falling under Grade A on our marketplace since our inception, and these loans represent the majority of the historical loans facilitated through our online consumer finance marketplace. As part of our efforts to introduce dynamic risk-based pricing, we started to facilitate Grade B and Grade D loans in the fourth quarter of 2014, and Grade C loans in the first quarter of 2015. In the future, we plan to spend more effort promoting loans with higher APRs, such as Grade D loans. Despite the introduction of new pricing grades, we continue to focus on prime borrowers and these new price grades enable us to further segment this group of borrowers and price the risks associated with them more effectively.

Our Risk Management Committee, Risk Management Division and Credit Assessment Team

Organizationally, we have a risk management committee, comprised of our executive chairman, chief executive officer, chief financial officer and chief risk officer, that meets monthly to examine the credit, liquidity and operational risks on our platform.

We have an independent risk management division, responsible for loan performance analysis, credit model validation and credit decisioning performance. This division engages in various risk management activities, including reporting on performance trends, monitoring of loan concentrations and stability, performing economic stress tests on loans, randomly auditing loan decisions by our credit assessment team members and conducting peer benchmarking and external risk assessments.

Our credit assessment team consisted of approximately 40 members as of December 31, 2014. Each application for standard loan product received through our platform is reviewed by one junior member and one senior member of our credit assessment team. Members of our credit assessment team analyze loan applications and also assist with fraud detection and borrower verification, leveraging skills learned through training and on-the-job experience to evaluate loans on the basis of direct communications with potential borrowers. For each loan application, a junior team member will make an initial recommendation which is then reviewed by a senior team member, who has the authority to veto the junior team member’s recommendation. In 2014, 18.8% of all loan applications were approved.

Loan Servicing and Collections

Our technology platform is capable of monitoring and tracking payment activity. With built-in payment tracking functionality and automated missed payment notifications, the platform allows us to monitor the performance of outstanding loans on a real-time basis.

We have developed a strategy to optimize the collections process for delinquent loans. Upon becoming one day delinquent, a loan enters our collections process. Our collections process is divided into distinct stages based on the severity of delinquency, which dictates the level of collection steps taken. Loans progress through the collection cycle based upon the number of days past due but can be accelerated based on specific circumstances. In certain circumstances, delinquent borrowers may enter a workout program designed to be a temporary modification of the delinquent borrower’s payment schedule. We outsource all stages of the collections process to CreditEase.

Credit Enhancement

Prior to August 2013, we offered investors a credit enhancement service in the form of a risk reserve fund, whereby we paid the loan principal and accrued interest to investors in the event that their loans defaulted. We charged investors a risk reserve management fee at a rate of 10% of the loan interest for this service. The loan principal and accrued interest we paid the investors under this risk reserve model were our operating expenses.

In August 2013, we replaced the previous risk reserve fund with a guarantee system. Under this system, we worked with Tian Da Xin An, a guarantee company, to provide investors with the option of purchasing the assurance that their principal and interest would be repaid in the event that their loans defaulted, and the guarantee company charged investors 10% of the loan interest for the guarantee service. Historically, more than 99% of investors opted into the guarantee system. When we switched our credit enhancement services to the guarantee model described below in August 2013, we paid Tian Da Xin An a one-time fee of US$0.3 million for its assumption of the outstanding loan balances covered under our previous credit enhancement service model.

Starting in January 2015, we ended our relationship with the guarantee company, which will still continue to guarantee all previously guaranteed loans, and launched our new credit enhancement service in the form of a risk reserve fund. This new risk reserve fund model is more sophisticated and disciplined than the old model we used prior to August 2013. Under the current arrangement, out of the transaction fees we earn from borrowers for providing loan facilitation services, we set aside an amount equivalent to a certain percentage, currently at 6%, of all loans facilitated through our marketplace into an interest-bearing custody account managed by a large commercial bank in China. Such amount is set aside on a monthly basis regardless of whether the investor decides to opt into the risk reserve fund, with the actual amount to be set aside continuously monitored and calculated based on an analysis of both our historical charge-off rates and a charge-off forecast for our target borrower group. This risk reserve fund covers loans originated after January 1, 2015. If a borrower is 15 days delinquent in repaying an installment of principal and interest of a loan, we will withdraw an amount from the custody account to repay the delinquent installment of principal and interest to the corresponding investor. If a borrower is 90 days delinquent in repaying an installment of principal and interest of a loan, we will withdraw an amount from the custody account to repay the delinquent installment principal and interest, plus all the outstanding balance of the loan principal, to the corresponding investor. If the risk reserve fund becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and their outstanding unpaid balances will be deferred to the next time the risk reserve fund is replenished, at which time a distribution will again be made to all investors with delinquent loans. No payments are made to those investors who did not opt into the risk reserve fund. Once we make a payment to an investor, we seek to collect the amounts from the borrower through the collection process. The amount collected from the borrower, if any, is remitted to first replenish the portion of the risk reserve fund used to repay the investor, and if there is any additional amount remaining, then to reimburse our collection expenses. If we are not successful in collecting a sufficient amount from the default borrower to cover our collection expenses, we will bear the unrecovered portion of those collection expenses. We charge investors a risk reserve management fee at a rate of 10% of the fixed monthly interest rate paid by borrowers for this service.

Our Technology

We believe our technology platform is a significant competitive advantage and one of the most important reasons that borrowers and investors utilize our marketplace. Key features of our technology platform include:

•	Highly automated process. Our platform covers all five stages of the customer life cycle: application; data aggregation; credit assessment and decisioning; listing and funding; and servicing and collections. Our web and mobile based platform also provides a superior customer experience. We offer a fast and easy-to-use online application process and provide both borrowers and investors with access to live support and online tools throughout the process and for the lifetime of the loan or investment. Our liquidity management system is designed to ensure the fast and effective matching of borrowers’ loan applications and investors’ investment demand by forecasting the borrowing demand on a weekly and monthly basis and monitoring the fund flow on a real time basis.

•	Mobile applications. We have developed different user-friendly mobile applications for borrowers and investors, which enable borrowers and investors alike to access our platform at any time or location that is convenient. In 2014, approximately 24.7% of our successful loan transactions were completed through our mobile applications, with that figure at 30.3% in the fourth quarter of 2014.

•	Proprietary fraud detection. We use a combination of current and historical data obtained during the application process, third-party data and sophisticated analytical tools to help determine an application’s fraud risk. High risk applications are subject to further investigation. In case where fraud is confirmed, the application is cancelled, and we identify and flag characteristics of the loan to help refine our fraud detection efforts.

•

Scalable platform. Our platform is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily as data storage requirements and user visits increase. We have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed.

•	Data security. Our network is configured with multiple layers of security to isolate our databases from unauthorized access and we use sophisticated security protocols for communication among applications. To prevent unauthorized access to our system we utilize a system of firewalls and also maintain a perimeter network, or DMZ, to separate our external-facing services from our internal systems. Our entire website and public and private APIs use Secure Sockets Layer.

•	Stability. Our systems infrastructure is hosted in co-located redundant data centers in two separate districts in Beijing. We have multiple layers of redundancy to ensure reliability of our network. We also have a working data redundancy model with comprehensive backups of our databases and our development environment conducted every day.

Product Development

We have a dedicated product development team consisting of 30 full-time employees. This team is responsible for developing and implementing new consumer finance products to introduce to our marketplace.

We constantly evaluate the popularity of our existing product offerings and develop new products and services that can cater to the ever-evolving needs of our borrowers and investors. For example, we recently developed and introduced pre-approved credit line products for qualified borrowers in collaboration with partner merchants as a point of purchase payment option. A borrower can draw down loans any time under the pre-approved credit line. Over time we will continue to expand our offerings by introducing new credit-related products to our borrowers and investors.

From the borrower perspective, we will continue to develop tailored credit products to meet the specific needs of our target prime borrowers. Along these lines, we will leverage the success of our existing vertical loan products, such as those for IT professionals, to expand our customized loan products to new industry verticals. As our marketplace continues to grow, we plan to expand our ability to offer dynamic loan pricing. For example, we plan to introduce risk-based pricing for borrowers that optimizes loans based on individual credit criteria so that borrowers will be able to receive personalized loans tailored to their own credit profile. In addition, we intend to introduce market-based pricing of loans based on macroeconomic factors and we believe such ability to continually adjust the pricing of the loans on our marketplace will allow us to better meet the real-time needs of our borrowers.

From the investor perspective, we continue to develop new investment products, such as diversified term investment products and products with lower investment thresholds, that appeal to different investor appetites and demands. In the future, we plan to segment our loan products into more precise and specific return categories, and seek to offer investors a more diverse array of investment products that better meet their risk-adjusted return targets. We also intend to provide investors with enhanced tools and offer more valued-added services, such as investment portfolio services, enabling them to better monitor and manage their investments on our online marketplace.

Brand Promotion

Our general marketing efforts are designed to build brand awareness and reputation and to attract and retain borrowers and investors. We believe reputation and word-of-mouth drive continued organic growth in our borrower and investor bases. In this respect, our association with CreditEase is a valuable marketing and promotion asset.

Competition

We compete with financial products and companies that attract borrowers, investors or both. With respect to borrowers, we compete with other consumer finance marketplaces and traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. We believe our innovative marketplace model and online platform enable us to operate more efficiently and with higher borrower satisfaction than these competitors. With respect to investors, we primarily compete with other investment vehicles and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate. We believe that we are able to offer attractive risk-adjusted returns with low investment thresholds that are uncorrelated with other asset classes.

The online consumer finance marketplace industry in China is competitive. We compete with other consumer finance marketplaces. We are China’s largest online marketplace connecting investors and individual borrowers, which we believe provides us with a major competitive advantage. We believe that our network effects and the marketplace dynamics make us more attractive and efficient to both borrowers and investors. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future. We believe that our brand, scale, network effects, historical data and performance record provide us with significant competitive advantages over existing and potential competitors.

Employees

As of December 31, 2014, we had a total of 338 employees. We had a total of 196 and 85 employees as of December 31, 2013 and December 31, 2012, respectively. The following table sets forth the breakdown of our employees as of December 31, 2014, by function:

	Number of Employees	% of Total
Function
Technology	82	24.3
Mobile	77	22.8
Risk Management	46	13.6
Operations	61	18.0
Product Development	30	8.9
Sales and Marketing	12	3.5
General and Administrative	30	8.9

Total	338	100.0

As of December 31, 2014, all of our employees were based in Beijing, where our principal executive offices are located.

The employee numbers in this “Employees” section include employees of CreditEase who worked for our business prior to our carve-out from CreditEase, which is to be completed in the first quarter of 2015.

We believe we offer our employees competitive compensation packages and an environment that encourages initiative and meritocracy, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We plan to hire additional employees as we expand our business.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires one year after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our principal executive offices are located on leased premises comprising 2,160 square meters in Beijing, China. We lease our premises from unrelated third parties under operating lease agreements. The lease for our principal executive offices will expire in May 2016. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have three year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We have two trademark applications pending with the Trademark Office under the State Administration for Industry and Commerce, and the yirendai.com domain name with ICANN. We have also obtained a worldwide and royalty-free license from CreditEase to use its trademarks, including an exclusive license to use “ ” (Chinese equivalent for Yirendai), among others. CreditEase currently owns certain trademarks relating to our business, such as “ ”, and CreditEase is in the process of transferring these trademarks including “ ” to us.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We maintain property insurance policies covering certain equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We also provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As an online consumer finance marketplace connecting investors with individual borrowers, we are regulated by various government authorities, including, among others:

•	the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

•	the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

•	China Banking Regulatory Commission, or the CBRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOC published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list,” consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list.” Foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority.

The draft for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of “actual control.” The draft specifically provides that entities established in China, but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the “restricted list” or prohibitions set forth in the “prohibited list.” If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the “restricted list,” the FIE must go through a market entry clearance by the MOC before being established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the “prohibited list,” it must not engage in the business. However, an FIE that conducts business in an industry that is in the “restricted list,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft emphasizes on the security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See “Risk Factors—Risks related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOC and the National Development and Reform Commission. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Our PRC subsidiary is mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiary has obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services, including Internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through our consolidated variable interest entity, Heng Cheng.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

In light of the above restrictions and requirements, we operate our website through Heng Cheng, our consolidated variable interest entity, which is in the process of applying for the VATS License necessary to provide online information service and other value-added telecommunications services in China. CreditEase will transfer the trademarks including “ ” to Heng Cheng in order to comply with the requirement that registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders.

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreement between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Several Provisions on Lending Disputes in the Peoples’ Courts, issued by the Supreme People’s Court in August 1991 and subsequently amended in December 2008, if the interest rate of a loan between individuals is higher than four times the then-applicable interest rate of bank loans of the same term as published by the PBOC, the excess will not be enforced by the PRC courts. All the loan transactions facilitated over our marketplace are between individuals currently. The APRs for the term loans on our marketplace range from 16.9% to 39.5%, which comprises a fixed interest rate and a transaction fee rate we charge borrowers for our services. See “Business—Our Products and Services—Loan Pricing Mechanism.” The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. We operate a secondary loan market on our platform where investors can sell the loans they hold to other investors before the loan reaches maturity. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his/her rights under the loan agreement to any third parties and the borrower agrees to such assignment.

In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business of connecting investors with individual borrowers constitutes intermediary service, and our service agreements with borrowers and investors are intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$161,171), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$80,585), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

In a press conference on April 21, 2014, a senior officer of the CBRC emphasized that a peer-to-peer lending services provider must operate as a platform that serves as an information intermediary between borrowers and lenders, and must not form any pool of capital, or provide any guarantee, or illegally raise any funds from the general public. Furthermore, on a public forum held on September 27, 2014, another senior officer of the CBRC mentioned several requirements that the CBRC is contemplating for future regulation of the peer-to-peer lending service industry, which include, among others, that (i) a peer-to-peer lending service provider is neither a credit intermediary bearing credit risk nor a transaction platform, but an information intermediary between lenders and borrowers; (ii) a peer-to-peer lending service provider should not hold investors’ funds or set up any capital pool; (iii) a peer-to-peer lending service provider must not provide guarantees for lenders in relation to the principal or interests, or bear any system risk or liquidity risk; (iv) the borrowers and lenders using the peer-to-peer lending service providers are required to register their real identity information; (v) a peer-to-peer lending service provider must meet some qualification requirements, such as those with respect to the registered capital, management and corporate governance; (vi) the transfer of funds between borrowers and lenders must be handled by independent third-party payment companies; (vii) peer-to-peer lending service providers must improve information disclosure; (viii) the loans and investments made through the platform should be “micro-financing” that targets individuals and small enterprises; (ix) a peer-to-peer lending service provider should not unreasonably target high-interest financing projects; and (x) a peer-to-peer lending service provider should promote the promulgation and implementation of the rules for peer-to-peer lending service industry, and strengthen the function of self-regulations.

Our marketplace serves as an information intermediary between borrowers and lenders and we are not a party to the loans facilitated through our marketplace. We have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations. However, as of the date of this prospectus, the PRC government has not adopted a unified regulatory framework governing the peer-to-peer lending service industry. Due to the lack of detailed regulations and guidance in the area of peer-to-peer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising. See “Risk Factors—Risks Related to Our Business—The laws and regulations governing the peer-to-peer lending industry in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations. Based on the informal consultation with the PBOC on a non-name basis, peer-to-peer lending service provider is neither a financial institution nor a non-financial institution that is subject to anti-money laundering obligations under the PRC Anti-money Laundering Law.

We believe we are not subject to anti-money laundering obligations under the PRC Anti-money Laundering Law currently. However, due to the lack of detailed rules and guidance and the fact that laws and regulations are evolving in this emerging peer-to-peer lending industry, we cannot assure you that we will not be subject to anti-money laundering obligations in the future. Currently, we closely cooperate with our partnering banks and payment companies with regard to their anti-money laundering compliance.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Pursuant to these measures, “internet information services” refer to provision of internet information to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial internet information services operator must obtain a VATS License for internet information services, or ICP License, from the relevant government authorities before engaging in any commercial internet information services operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

Heng Cheng, our consolidated variable interest entity, is in the process of applying for an ICP License for provision of commercial internet information services.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

In operating our online consumer finance marketplace, we collect certain personal information from borrowers and investors, and also need to share the information with our business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and investors over our marketplace. We have obtained consent from the borrowers and investors on our marketplace to collect and use their personal information, and have also established information security systems to protect the user information and privacy.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this prospectus, we have two trademark applications pending in China. We have also obtained a worldwide and royalty-free license from CreditEase to use its trademarks, including “ ” (Chinese equivalent for Yirendai) and “ ” (Chinese equivalent for CreditEase), among others. CreditEase currently owns certain trademarks relating to our business, such as “ ”, and CreditEase is in the process of transferring these trademarks including “ ” to us.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective in October 2009, require that non-resident enterprises must obtain approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Yirendai HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Heng Ye, our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, together with SAFE Circular 45 promulgated subsequently in November 2011, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC or provide entrusted loans or repay loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE issued SAFE Circular 36, which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises are allowed to use its foreign exchange capitals to make equity investment. However, our PRC subsidiary is not established within the designated areas.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained SAFE registration before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these SAFE registration requirements have registered with the Beijing SAFE branch and are in the process of updating the registration to reflect the recent changes to our corporate structure.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We may adopt a share incentive plan in the future. Pursuant to the plan, we may issue options, restricted shares, restricted share units or other type of awards to our qualified employees, directors and consultants on a regular basis. After this offering, we plan to advise the recipients of awards under any share incentive plan we may adopt to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Heng Ye, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2000, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

Six PRC regulatory agencies, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Han Kun Law Offices, that CSRC approval is not required in the context of this offering because: (a) we established our PRC subsidiary, Heng Ye, by means of direct investment rather than by merger with or acquisition of PRC domestic companies, and (b) no explicit provision in the M&A Rules classifies the respective contractual arrangements between Heng Ye, Heng Cheng and its shareholders as a type of acquisition transaction falling under the M&A Rules. However, as there has been no official interpretation or clarification of the M&A Rules, there is uncertainty as to how this regulation will be interpreted or implemented. See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.”

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, because we are in the process of completing our carve-out from CreditEase. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Ning Tang	41	Executive Chairman
Huan Chen	39	Director
Quan Zhou	57	Director
Tina Ju	50	Director
Yu Cong	46	Chief Financial Officer
Yihan Fang	42	Chief Executive Officer
Yiting Pan	41	Chief Risk Officer

*	We also have a non-voting observer on our board of directors, Mr. Kwok King Kingsley Chan, a managing director at Morgan Stanley Private Equity.

Mr. Ning Tang is our founder and has served as our executive chairman of the board of directors since our inception. He is also the founder of our parent company, CreditEase, and has served as the chairman of the board of directors and chief executive officer of CreditEase since its inception. In December 2014, Mr. Tang was elected to be the chairman of the Beijing P2P Association, founded by CreditEase together with approximately 30 member enterprises and the first association in the industry in China that is officially registered and overseen by regulators. In July 2011, Mr. Tang won the nomination of “Leader of the Year” in the “Global Microfinance Achievement Awards 2011,” initiated by the London-based C5 Group to recognize the efforts, innovations and services that ensure maximum business and social returns in the microfinance sector. Mr. Tang is also a member of the advisory board to the Ministry of Industry and Information Technology with respect to small and medium-sized enterprises related policies, and a director at the China Microfinance Institution Association. Prior to founding CreditEase, Mr. Tang served as the director of strategic investments and acquisitions at AsiaInfo-Linkage, Inc., a leading provider of telecommunication software solutions and services in China then listed on NASDAQ, since July 2000. Prior to that, Mr. Tang served as an investment banker at Donaldson, Lufkin & Jenrette, a U.S. investment bank now owned by Credit Suisse, since July 1998. Mr. Tang is an active angel investor and has made several successful investments in the education and training, financial services, human resources services, internet, technology and media industries. Mr. Tang studied mathematics at Peking University and received his bachelor’s degree in economics, summa cum laude, from the University of the South in Sewanee, Tennessee. He is also a member of the Phi Beta Kappa Society.

Mr. Huan Chen has served as our director since January 2015, and has served as the chief strategy officer of our parent company CreditEase since November 2007. Prior to joining CreditEase, Mr. Chen served as a product manager at Qihoo 360 Technology Co., Ltd., a leading internet company in China listed on the NYSE, from July 2006 to November 2007. From March 2003 to July 2006, Mr. Chen served as an investment management manager at 21cn.com, an online portal owned by China Telecom. Prior to that, Mr. Chen worked at Guangzhou Securities Co. Ltd., a securities brokerage service firm, and co-founded Find2Fine Consulting Ltd., an online project outsourcing marketplace, successively from July 1998 to March 2003. Mr. Chen received a bachelor’s degree in international commerce and a master’s degree in econometrics from Sun Yat-sen University in China.

Mr. Quan Zhou has served as our director since January 2015. Mr. Zhou is currently a managing member of the general partner of IDG Technology Venture Investments, L.P. and its successor funds. Mr. Zhou is also serving as a director of the general partner of each of IDG-Accel China Growth Fund I and IDG-Accel China Capital Fund I, and their respective successor funds. He currently serves on the board of Xunlei Limited, a NASDAQ-listed internet company, and SouFun Holdings Limited, an NYSE-listed company. Mr. Zhou received a bachelor’s degree in chemistry from China Science and Technology University, a master’s degree in chemical physics from the Chinese Academy of Sciences and a Ph.D degree in fiber optics from Rutgers University.

Ms. Tina Ju has served as our director since January 2015. Ms. Ju is a founding and managing partner of KPCB China and TDF Capital, and currently a managing member of the general partner of both funds. She has more than 25 years of experience in venture capital, investment banking and operations. Ms. Ju began her venture capital career in 1999. She co-founded VTDF China in 2000 and KPCB China in 2007. Earlier in her career, Ms. Ju spent 11 years in investment banking at Deutsche Bank with her last position as the head of TMT and Transport Asia, Merrill Lynch with her last position as head of Asia Technology and Corporate Finance Team, and Goldman Sachs. Ms. Ju currently serves as a director on the board of various private companies. Ms. Ju received a bachelor’s degree in industrial engineering and operations research from the University of California, Berkeley and an MBA degree from Harvard Business School.

Mr. Yu Cong has served as our chief financial officer since September 2014. Prior to joining us, Mr. Cong served as the Chief Representative of Deutsche Bank AG’s Beijing Representative Office as well as a director and head of China Technology, Media & Telecommunications (TMT), from October 2010 to August 2014, and as a vice president and director successively at the Asia Technology & Media Banking group from May 2008 to October 2010. Prior to that, Mr. Cong worked with a few other firms in the U.S., including Needham & Co. as a vice president of investment banking from 2006 to 2008, Piper Jaffray & Co. as an equity research analyst covering companies in the technology industry from 2004 to 2006, and Applied Materials, a semiconductor equipment manufacturer, as a marketing manager from 1996 to 2003. Mr. Cong received his bachelor’s degree from the University of Science and Technology of China, Ph.D. from the University of Illinois at Urbana-Champaign, and an MBA degree from Walter Haas School of Business, University of California at Berkeley.

Ms. Yihan Fang has served as our chief executive officer and the general manager in charge of the online lending business unit of CreditEase since March 2012. Ms. Fang has 15 years of experience in product, technology and marketing in internet and financial services. Prior to joining CreditEase, Ms. Fang served as director of marketing products at Nelnet/CUNet in 2011, a leading provider of digital enrollment marketing solutions. Prior to that, Ms. Fang worked at IAC/Ask.com with multiple positions from February 2002 to February 2010, including Vice President of Global Search and Answers overseeing strategy and product development of various key search and question/answer products, Senior Director of Product Management responsible for search product and relevance, and Director of Search Operations responsible for search engine operations. Ms. Fang received a Master of Philosophy and a Master of Science in Electrical Engineering and a Master of Arts in Astronomy from Columbia University. She completed her undergraduate study through the Program for Gifted Youth at the University of Science and Technology of China.

Ms. Yiting Pan has served as our chief risk officer since October 2014. Prior to joining us, Ms. Pan served at Capital One as a director managing the credit economic capital team that oversaw the credit capital needs of Capital One’s asset book from July 2012 to June 2014, and served as a vice president in charge of portfolio risk analysis at Union Bank from March 2010 to July 2012. Prior to that, Ms. Pan worked with several other institutions in the U.S., including: as the head of the quantitative analysis department at Aurora Investment Management, an investment management company headquartered in Chicago, from October 2007 to September 2008, and as an assistant vice president at LaSalle Bank from October 2004 to October 2007, among others. Ms. Pan received her bachelor’s degree in computer science and master’s degree in artificial intelligence from Nanjing University of Science and Technology, a master’s degree in mathematics and computer applications from University of Illinois at Chicago, and an MBA degree from University of Chicago Booth School of Business.

Board of Directors

Our board of directors will consist of              directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or change its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of             ,              and             .             will be the chairman of our audit committee. We have determined that             ,              and              satisfy the “independence” requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange] and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of             ,              and              .              will be the chairman of our compensation committee. We have determined that             ,              and              satisfy the “independence” requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of             ,              and             .              will be the chairperson of our nominating and corporate governance committee.             ,              and             satisfy the “independence” requirements of [Rule5605(c)(2) of the Listing Rules of the NASDAQ Stock Market/Section 303A of the Corporate Governance Rules of the New York Stock Exchange]. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We intend to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately US$0.3 million in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

PRINCIPAL [AND SELLING] SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers;

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares; and

•	[each selling shareholder.]

The calculations in the table below are based on 10,000 ordinary shares outstanding as of the date of this prospectus, and ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		[Ordinary Shares Being Sold in This Offering]		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%†	Number	%†	Number	%
Directors and Executive Officers:
Ning Tang(1)	4,340	43.4
Huan Chen	—	—
Quan Zhou(2)	*	*
Tina Ju(3)	—	—
Yu Cong	—	—
Yihan Fang	—	—
Yiting Pan	—	—
All Directors and Executive Officers as a Group	4,343	43.4

Principal [and Selling] Shareholders:
CreditEase Holdings (Cayman) Limited(4)	10,000	100%

*	Less than 1% of our total outstanding shares.
**	The business address of our directors and executive officers is 4/F, Building 2A, No. 6 Lang Jia Yuan, Chaoyang District, Beijing, People’s Republic of China.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, which is 10,000 as of the date of this prospectus, and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.
(1)	Mr. Ning Tang does not hold any ordinary share in our company directly. Mr. Tang, through a British Virgin Islands company wholly owned by him, owns 43.4% of the total outstanding shares of CreditEase, our parent company, on an as-converted basis.
(2)	Mr. Quan Zhou does not hold any ordinary share in our company directly. Mr. Zhou beneficially owns these shares indirectly through IDG-Accel China Investors II L.P., a shareholder of CreditEase.
(3)	Ms. Tina Ju is a founding and managing partner of KPCB China, which holds certain equity interest in CreditEase through its affiliated funds.
(4)	CreditEase Holdings (Cayman) Limited is our parent company and is incorporated in the Cayman Islands, and its business address is 16/F, Tower C, SOHO New Town, 88 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China. CreditEase is owned by Mr. Ning Tang, our executive chairman, and a few investors, including IDG, KPCB China and Morgan Stanley Private Equity, through their respective investment vehicles.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our existing shareholders has different voting rights from other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions and Agreements with CreditEase

Transactions with CreditEase Affiliated Entities

Prior to the establishment of Yirendai Ltd., our online consumer finance marketplace business was carried out by various subsidiaries and variable interest entities of CreditEase. These CreditEase affiliated entities also provided us with origination and servicing, financial, administrative, sales and marketing, risk management, human resources and legal services, as well as the services of a number of its executives and employees. As we did not account for ourselves before we became a stand-alone company, CreditEase did not charge us for the above provision of services. The costs of providing these services were allocated using a proportional cost allocation method and based on headcount or transaction volume for the provision of services attributable to us. See “Our Relationship with CreditEase” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Basis of Presentation, Combination and Consolidation.” Total allocation of cost and expense from CreditEase for the services provided were approximately US$2.3 million and US$16.1 million for 2013 and 2014, respectively. Among these, allocation for provision of borrower and investor acquisition and referral services were US$1.3 million and US$12.3 million, for system supporting were US$0.8 million and US$1.7 million and for collection services were US$8,000 and US$54,000, for 2013 and 2014, respectively. We expect that CreditEase will continue to provide us these services after we become a stand-alone public company.

Carve-out Agreements with CreditEase

We plan to enter into various agreements with CreditEase. See “Our Relationship with CreditEase” and “Risk Factors—Risks Related to Our Carve-Out from CreditEase and Our Relationships with CreditEase.”

Guarantee Arrangement with Tian Da Xin An

Tian Da Xin An (Beijing) Guarantee Co., Ltd., or Tian Da Xin An, is a guarantee company affiliated with CreditEase. When we switched our credit enhancement services to the guarantee model in August 2013, we paid Tian Da Xin An a one-time fee of US$0.3 million for its assumption of the outstanding loan balances covered under our previous credit enhancement service model. From August 2013 to December 2014, we had a guarantee arrangement with Tian Da Xin An to provide investors with the option of purchasing the assurance that their principal and interest would be repaid in the event that their loans default. Tian Da Xin An was responsible for repaying the principal and accrued interest of the default loan and it charged the investor 10% of the monthly loan interest for the guarantee service. In practice, we reimbursed the loan principal and accrued interest to the investor in the first place in the case of default, and then collected the amount from Tian Da Xin An, and we collected from the investor the guarantee service fee charged by Tian Da Xin An on its behalf, and then remit the amount to Tian Da Xin An. The balance of amount due to Tian Da Xin An as of December 31, 2013 and amount due from Tian Da Xin An as of December 31, 2014 represent the net amount of services fee payable and receivable arising from guarantee fee, default loan principal and accrued interest due to borrowers as well as uncollectible transaction fee from borrowers. The guarantee arrangement has been replaced by our new credit enhancement service in the form of risk reserve fund since January 2015. All loans originated after January 1, 2015 are covered under the risk reserve fund, and the outstanding balance of the loans guaranteed under the previous guarantee arrangement will continue to be covered under the guarantee arrangement until the loans reach maturity.

Contractual Arrangements with Our Variable Interest Entity and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among Heng Ye, our PRC subsidiary, Heng Cheng, our variable interest entity, and the shareholders of Heng Cheng. For a description of these contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Heng Cheng.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2013 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date of this prospectus, the authorized share capital of our company is US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each, of which 10,000 ordinary shares are issued and outstanding.

Our Post-Offering Memorandum and Articles of Association

We expect to adopt, subject to the approval of our shareholders, an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering amended and restated memorandum and articles of association that we expect to adopt and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each ordinary share is entitled to one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total ordinary shares present in person or by proxy. Each shareholder is entitled to one vote for each ordinary share registered in his or her name on our register of members.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to our voting share capital in issue. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the [NASDAQ Global Market/NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NASDAQ Global Market/NYSE], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. The rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Our board of directors shall give not less than seven days’ written notice of a shareholders’ meeting to those persons whose names appear as members in our register of members on the date the notice is given (or on any other date determined by our directors to be the record date for such meeting) and who are entitled to vote at the meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of our voting share capital in issue, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated.

Proceedings of Board of Directors

Our post-offering memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our post-offering memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets and uncalled capital of our company and issue debentures and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court of the Cayman Islands can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and a derivative action may ordinarily not be brought by a minority shareholder. However, based on English authority, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a minority shareholder may be permitted to commence a representative action against, or derivative actions in the name of, our company to challenge:

(a)	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders,

(b)	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, or

(c)	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association require us to indemnify our officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders, or by an ordinary resolution on the basis that our company is unable to pay its debts as they fall due.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

We were incorporated in the Cayman Islands on September 24, 2014, with an authorized share capital of US$50,000 divided into 50,000 ordinary shares, with a par value of US$1.00 each, of which 1 ordinary share was issued and outstanding, and was owned by CreditEase.

On January 5, 2015, we effected a 10,000-for-1 share split, such that our authorized share capital of US$50,000 was divided into 500,000,000 ordinary shares with a par value of US$0.0001 each, of which 10,000 ordinary shares were issued and outstanding, and were owned by CreditEase.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

            , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in              ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at                     .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person by appointing a proxy. Such proxy may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to completion of this offering, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands)

demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of $ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to $ per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to $ per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any Chinese Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the Chinese State Administration of Taxation or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of             . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have              ADSs outstanding, representing approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on [the NYSE/NASDAQ], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We [have agreed], for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our directors, executive officers and existing shareholders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that Yirendai Ltd. meets all of the conditions above. Yirendai Ltd. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

However, if the PRC tax authorities determine that Yirendai Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Yirendai Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Yirendai Ltd. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Yirendai Ltd., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 698 and Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, , the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise,. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and Circular 7, or to establish that we should not be taxed under these circulars. See “Risks Related to Doing Business in China—Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs in this offering and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat Heng Cheng as being owned by us for United States federal income tax purposes, and we treat it that way, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated financial statements. Assuming that we are the owner of Heng Cheng for United States federal income tax purposes, and based upon our current and expected income and assets (taking into account the expected proceeds from this offering) and projections as to the value of our ADSs and ordinary shares immediately following the offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC in the current or future taxable years, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our ADSs or ordinary shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning Heng Cheng for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We intend to list the ADSs on the [NASDAQ Global Market/NYSE]. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. (See “Taxation—People’s Republic of China Taxation”) In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult its tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

•	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the [NASDAQ Global Market/NYSE]. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the [Nasdaq Global Market/NYSE]. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and China Renaissance Securities (Hong Kong) Limited are acting as representatives, have severally agreed to purchase, and we [and the selling shareholders] [have agreed] to sell to them, severally, the number of our ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Credit Suisse Securities (USA) LLC
China Renaissance Securities (Hong Kong) Limited

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us [and the selling shareholders] and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers [at a price that represents a concession not in excess of US$             per ADS from the initial public offering price]. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the underwriters.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. Morgan Stanley & Co. International plc expects to make offers and sales in the United States through its registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of China Renaissance Securities (Hong Kong) Limited is Unit 901, Agricultural Bank of China Tower, 50 Connaught Road Central, Central, Hong Kong. China Renaissance Securities (Hong Kong) Limited will offer ADSs in the United States through its registered broker-dealer affiliate in the United States, China Renaissance Securities (US) Inc., acting as agent pursuant to a Rule 15a-6 agreement.

Option to Purchase Additional ADSs

We [and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                      additional ADSs from us [and                      ADSs from the selling shareholders] at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase a percentage of the additional ADSs that is approximately equal to each underwriter’s share of the total initial amount reflected in the table above.

Commissions and Expenses

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us [and the selling shareholders]. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:			US$
Us	US$	US$	US$
[The selling shareholders	US$	US$	US$	]
Proceeds, before expenses, to us	US$	US$	US$
[Proceeds, before expenses, to selling shareholders	US$	US$	US$	]

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$                    .

Discretionary Sales

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

[New York Stock Exchange or NASDAQ Global Market] Listing

We expect the ADSs to be approved for listing on the [New York Stock Exchange or the Nasdaq Global Market] under the symbol “                    .”

Lock-Up Agreements

We and all of our directors, executive officers and holders of our outstanding ordinary shares and securities convertible into or exchangeable or exercisable for any of our ordinary shares or ADSs and holders of options to purchase our securities [have agreed] that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs;

•	file any registration statement with the SEC relating to the offering of any of our ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of our ordinary shares or ADSs or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any of our ordinary shares or ADSs or any security convertible into or exercisable or exchangeable for our ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of our ADSs to the underwriters; or

•	the issuance by the Company of our ordinary shares or ADSs upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

•	transactions by any person other than us relating to our ordinary shares or ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of our ordinary shares or ADSs or other securities acquired in such open market transactions.

Subject to compliance with the notification and public announcement requirements under FINRA Rule 5131(d)(2) applicable to lock-up agreement with our directors and officers, the representatives on behalf of the underwriters, in their sole discretion, may release our ordinary shares or ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing our ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of our ADSs compared to the price available under the over-allotment option. The underwriters may also sell our ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing our ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our ADSs in the open market to stabilize the price of our ADSs. These activities may raise or maintain the market price of our ADSs above independent market levels or prevent or retard a decline in the market price of our ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Indemnification

We[, the selling shareholders] and the underwriters [have agreed] to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively traded debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

An affiliate of Morgan Stanley & Co. International plc currently holds convertible preferred shares in CreditEase, our parent company, which indirectly represents approximately                     % of our outstanding ordinary shares after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

[Directed Share Program

At our request, the underwriters have reserved                      percent of the ADSs to be sold by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Investors in Switzerland

This document, as well as any other offering or marketing material relating to the ADSs which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. Neither the ADSs nor the shares underlying the ADSs will be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the ADSs, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the ADSs in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

Notice to Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the contents of this prospectus.

State of Kuwait

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal

Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the [NASDAQ Global Market/NYSE] market entry and listing fee, all amounts are estimates.

SEC Registration Fee	$
FINRA Fee
[NASDAQ Global Market/NYSE] Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	$

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Certain legal matters as to PRC law will be passed upon for us by Han Kun Law Offices and for the underwriters by Zhong Lun Law Firm. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Han Kun Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Zhong Lun Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the consolidated financial statements presentation not necessarily reflecting the results of operations, financial position and cash flows if we had actually existed on a stand-alone basis during the periods presented). Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at 8/F, W2 Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

YIRENDAI LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

YIRENDAI LTD.

The accompanying consolidated financial statements of Yirendai Ltd. give effect to the reorganization described in Note 1 to the consolidated financial statements and the related financial statement schedule which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte Touche Tohmatsu Public Accountants LLP, an independent registered public accounting firm, upon completion of the reorganization and assuming that from February 27, 2015 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements and related financial statement schedule or disclosure therein.

/s/ Deloitte Touche Tohmatsu Public Accountants LLP

Beijing, the People’s Republic of China

February 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Yirendai Ltd.

We have audited the accompanying consolidated balance sheets of Yirendai Ltd. (the “Company” and its subsidiaries and variable interest entity, collectively referred to as the “Group”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the two years in the period ended December 31, 2014 and the related financial statement schedule (Schedule I). These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of Yirendai Ltd., its subsidiaries and a consolidated variable interest entity. These consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if Yirendai Ltd., its subsidiaries and a consolidated variable interest entity had operated as a stand-alone group during the periods presented.

Deloitte Touche Tohmatsu Public Accountants LLP

Beijing, the People’s Republic of China

[                    ], 2015

YIRENDAI LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands US dollars, except share and per share data)

	December 31, 2013	December 31, 2014
Assets:
Cash and cash equivalents	—	222
Accounts receivable	3,077	25,971
Prepaid expenses and other assets	1,693	32,592
Amount due from a related party	—	5,489
Property and equipment, net	163	551

Total assets	4,933	64,825

Liabilities:
Amount due to a related party (including amount due to related company of the consolidation variable interest entity without recourse to the Company $258 and $nil as of December 31, 2013 and 2014, respectively)	258	—
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidation variable interest entity without recourse to the Company $nil and $568 as of December 31, 2013 and 2014, respectively)	1,517	28,813

Total liabilities	1,775	28,813

Commitments and Contingencies (Note 12)

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, and 10,000 shares issued and outstanding as of December 31, 2013 and 2014)	—	—
Additional paid-in capital	13,260	50,910
Accumulated other comprehensive income (loss)	50	(249)
Accumulated deficit	(10,152)	(14,649)

Total equity	3,158	36,012

Total liabilities and equity	4,933	64,825

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands US dollars, except share and per share data)

	Year ended December 31, 2013	Year ended December 31, 2014
Net revenue:
Transaction fees from borrowers	3,045	31,317
Service fees from investors	25	405
Others	61	171

Total net revenue	3,131	31,893

Operating costs and expenses:
Sales and marketing	5,220	22,354
Origination and servicing	1,255	3,541
General and administrative	4,998	10,490

Total operating costs and expenses	11,473	36,385

Loss before provision for income taxes	(8,342)	(4,492)
Income taxes expense	—	5

Net loss	(8,342)	(4,497)

Basic and diluted net loss per share	(834)	(450)

Weighted-average number of ordinary shares used in computing basic and diluted net loss per share	10,000	10,000

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands US dollars, except share and per share data)

	Year ended December 31, 2013	Year ended December 31, 2014
Net loss	(8,342)	(4,497)

Other comprehensive income (loss) Foreign currency transaction adjustments	49	(299)

Comprehensive loss	(8,293)	(4,796)

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands US dollars, except share and per share data)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total equity
Balance as of December 31, 2012	10,000	—	1,863	1	(1,810)	54
Capital contribution by owner	—	—	11,397	—	—	11,397
Other comprehensive income	—	—	—	49	—	49
Net loss	—	—	—	—	(8,342)	(8,342)

Balance as of December 31, 2013	10,000	—	13,260	50	(10,152)	3,158
Capital contribution by owner	—	—	37,650	—	—	37,650
Other comprehensive loss	—	—	—	(299)	—	(299)
Net loss	—	—	—	—	(4,497)	(4,497)

Balance as of December 31, 2014	10,000	—	50,910	(249)	(14,649)	36,012

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands US dollars)

	Year ended December 31, 2013	Year ended December 31, 2014
Cash Flows from Operating Activities:
Net loss	(8,342)	(4,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	72	185
Changes in operating assets and liabilities
Accounts receivable	(3,030)	(23,123)
Prepaid expenses and other assets	(1,317)	(31,148)
Amount due from/to a related party	255	(5,779)
Accrued expenses and other liabilities	1,088	27,516

Net cash used in operating activities	(11,274)	(36,846)

Cash Flows from Investing Activities:
Purchase of property and equipment	(123)	(580)

Net cash used in other investing activities	(123)	(580)

Cash Flows from Financing Activities:
Cash contribution from owner	11,397	37,650

Net cash provided by financing activities	11,397	37,650

Effect of foreign exchange rate changes	—	(2)

Net increase in cash and cash equivalents	—	222
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, end of year	—	222

The accompanying notes are an integral part of these consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Yirendai Ltd. (the “Company” or “Yirendai”) was incorporated under the laws of the Cayman Islands on September 24, 2014. Upon incorporation, the Company had 50,000 shares authorized, 1 share issued and outstanding with a par value of US$1.00 per share, which was held by CreditEase Holdings (Cayman) Limited (“CreditEase”). Pursuant to a written resolutions of CreditEase dated January 5, 2015, the Company’s every issued and unissued share of par value of US$1.00 each in the capital of the Company is subdivided into 10,000 shares of par value US$0.0001 each, such that the Company has an authorized capital of US$50 divided into 500,000,000 shares of par value US$0.0001 each and 10,000 issued capital of par value US$0.0001 each amounted to US$1.00. The register of member of the Company was updated to reflect the above subdivision of shares on January 5, 2015. Accordingly, all references to numbers of common shares and per-share data in the accompanying financial statements have been adjusted to reflect the stock split on a retroactive basis.

CreditEase is engaged in providing services for both online and offline marketplace connecting borrowers and investors as well as wealth management services in People’s Republic of China (“PRC”) through its subsidiaries and consolidated variable interest entities. The Company, its subsidiaries and a consolidated variable interest entity (“VIE”) (the Company, its subsidiaries and its VIE collectively referred to as the “Group”) provide services for online marketplace connecting borrowers and investors in the PRC.

In 2012, Puxin Hengye Technology Development (Beijing) Co., Ltd. (“Puxin Hengye”), a subsidiary of CreditEase began providing services through an online marketplace connecting borrowers and investors (the “Yirendai Business”), with supporting services provided by other subsidiaries and VIEs of CreditEase. In order to raise capital for this business through an initial public offering, in             2015, CreditEase undertook a reorganization through which CreditEase transferred the Yirendai Business to the Group. Such reorganization was approved by the Board of Directors of CreditEase, with the VIE structure being in place on February 22, 2015.

In order to consummate the reorganization, new entities were setup as follows:

	Date of incorporation/ establishment	Place of incorporation/ establishment	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries

Yirendai Hong Kong Limited (“Yirendai HK”)	October 8, 2014	Hong Kong	100%	Investment holding

Yi Ren Heng Ye Technology Development (Beijing) Co., Ltd. (“Heng Ye”)	January 8, 2015	PRC	100%	Provision of consultancy information technology support

Variable interest entity

Heng Cheng Technology Development (Beijing) Co., Ltd. (1) (“Heng Cheng”)	September 15, 2014	PRC	Consolidated VIE	Services for online marketplace connecting borrowers and investors

(1)

The shareholders of Heng Cheng are Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, owning 40%, 30% and 30% of Heng Cheng’s equity interest, respectively. Mr. Ning Tang is executive chairman of the Company, and Mr. Fanshun Kong is a non-executive PRC employee of CreditEase,

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

and Ms. Yan Tian is a third-party individual designated by CreditEase. Mr. Fanshun Kong signed an agreement authorizing Mr. Ning Tang to act on his behalf as the shareholder, which provided Mr. Ning Tang control over Heng Cheng.

Through VIE arrangements, the Group became the primary beneficiary of Heng Cheng in February 2015. Because Mr. Ning Tang is the controlling shareholder of CreditEase (through which he controlled the Group) and Heng Cheng, the Group and Heng Cheng are under common control of Mr. Ning Tang in all periods presented. As a result, the acquisition of the Heng Cheng is a business combination of entities under common control and comparative financial information of 2014 was retrospectively reflected in the accompanying consolidated financial statements.

As a result of the reorganization, the Yirendai Business was transferred to the Group, the accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The assets and liabilities and the related results of operation and cash flows of Yirendai Business reflect the online marketplace service business connecting borrowers and investors. However, such presentation may not necessarily reflect the results of operations, financial position and cash flows if the Group had actually existed on a stand-alone basis during the periods presented. Transactions between the Group and CreditEase are herein referred to as related party transactions.

In connection with a contemplated initial public offering (“IPO”) of the Company, the Company entered into non-competition arrangement with CreditEase, under which they agreed not to compete with each other’s core business. CreditEase agreed not to compete with the Company in a business that is of the same nature as (i) the online consumer finance marketplace business currently conducted or contemplated to be conducted by us as of the date of the agreement and (ii) other businesses that the Company and CreditEase may mutually agree from time to time. The Company agreed not to compete with CreditEase in the business conducted by CreditEase, other than (i) the online consumer finance marketplace business operated by us as of the date of the agreement and (ii) other businesses that we and CreditEase may mutually agree from time to time.

The accompanying consolidated financial statements include the Group’s direct expenses as well as allocations for various origination and servicing, sales and marketing, general and administrative expenses incurred by CreditEase that are related to the Yirendai Business. These allocated expenses consist primarily of customer referral, credit assessment, collection service, customer support, payment processing, system support, and management expenses including accounting, administrative, marketing and legal support services. These allocations were made using a proportional cost allocation method and were based on headcount or transaction volume on the provision of services attributable to the Group. Management believes these allocations are reasonable. Total origination and servicing, sales and marketing, general and administrative expenses allocated from CreditEase are $901, $1,328 and $72 for the year ended December 31, 2013 and $2,751, $12,329 and $980 for the year ended December 31, 2014, respectively. See Note 7 – “Related Party Transactions”. Income tax provision reflected in the Company’s Consolidated Statements of Operations is calculated based on a separate return basis as if the Group had filed a separate tax return.

The Yirendai Business has operated within CreditEase’s corporate cash management program for all periods presented. For purposes of presentation in the consolidated statements of cash flows, the cash flow from CreditEase to support the Yirendai Business is presented as cash contribution from owner, which is included

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES — continued

in cash flows from financing activities. This presentation results in the consolidated financial statements reflecting no cash balances as of December 31, 2013. As of December 31, 2014, the cash and cash equivalents represent bank balances held by Heng Cheng.

Cash contribution from owner as disclosed under cash flows from financing activities have also been reflected as changes to the balances in total equity as presented in the consolidated statements of changes in equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, and a consolidated VIE. All inter-company transactions and balances have been eliminated upon consolidation.

The VIE arrangements

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and investors), is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in internet-based businesses and any such foreign investor must have experience in providing internet-based businesses services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, and other applicable laws and regulations. The Company is a Cayman Islands company and Heng Ye (its PRC subsidiary) is considered foreign invested enterprise. To comply with these regulations, the Company conducts the majority of its activities in PRC through Heng Cheng (its consolidated VIE).

Heng Cheng hold the requisite licenses and permits necessary to conduct the Company’s online marketplace connecting borrowers and investors business. Heng Ye has entered into the following contractual arrangement with Heng Cheng, that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of Heng Cheng, and (2) receive the economic benefits of Heng Cheng that could be significant to Heng Cheng. Accordingly, the Company is considered the primary beneficiary of Heng Cheng and has consolidated Heng Cheng’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

In concluding that the Company is the primary beneficiary of Heng Cheng, the Company believes that the HengYe’s rights under the terms of the exclusive option agreements provide it with a substantive kick out right. More specifically, the Company believes the terms of the exclusive option agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Company’s board of directors is required to pass a resolution to exercise the Company’s rights under the exclusive option agreements, for which consent of the shareholders of Heng Cheng is not required. The Company’s rights under the exclusive option agreements give the Company the power to control the

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

The VIE arrangements — continued

shareholders of Heng Cheng and thus the power to direct the activities that most significantly impact the Heng Cheng’s economic performance. In addition, Heng Ye’s rights under the powers of attorney also reinforce the Company’s abilities to direct the activities that most significantly impact Heng Cheng’s economic performance. The Company also believes that this ability to exercise control ensures that Heng Cheng will continue to execute and renew services agreements and pay service fees to the Company. The exclusive business cooperation agreement will be terminated upon the expiration of the operation term of either party if the application for renewal of its operation term is not approved by the relevant government authorities. As a result, the Company believes that it has the rights to receive substantially all of the economic benefits from Heng Cheng.

•	Agreements that provide Heng Ye effective control over Heng Cheng

Power of attorney The shareholders of Heng Cheng have executed an irrevocable power of attorney in favour of Heng Ye, or entity or individual designated by Heng Ye. Pursuant to this powers of attorney, Heng Ye or its designee has full power and authority to exercise all of such shareholder’s rights with respect to his equity interest in Heng Cheng. The power of attorney will remain in force for so long as the shareholder remains a shareholder of Heng Cheng.

Exclusive option agreement Heng Cheng and its shareholders have also entered into an exclusive share option agreement with Heng Ye. Pursuant to this agreement, the shareholders of Heng Cheng has granted an exclusive option to Heng Ye or its designees to purchase all or part of such shareholders’ equity interest, at a purchase price equal to the higher of the registered capital of Heng Cheng or the lowest price required under PRC laws at the time of such purchase.

Equity interest pledge agreement The shareholders of Heng Cheng has also entered into an equity pledge agreement with Heng Ye, pursuant to which each shareholder pledged his interest in Heng Cheng to guarantee the performance of such Heng Cheng’s payment obligations under the exclusive business cooperation agreement.

•	Agreements that transfer economic benefits to Heng Ye

Exclusive business cooperation agreement Heng Ye has entered into exclusive business cooperation agreement with Heng Cheng. Pursuant to this exclusive business cooperation agreement, Heng Ye provides comprehensive technical support, consulting services and other services to Heng Cheng in exchange for service fees. Heng Ye has the sole discretion to determine the amounts of the services fees.

During the term of exclusive business cooperation agreement, both Heng Ye and Heng Cheng shall renew their operation terms prior to the expiration thereof so as to enable the exclusive business cooperation agreement to remain effective. The exclusive business cooperation agreement shall be terminated upon the expiration of the operation term of either Heng Ye or Heng Cheng, if the application for renewal of their operation terms are not approved by relevant government authorities.

The agreement may be terminated only at the option of Heng Ye and Heng Cheng has no authority to terminate the exclusive business cooperation agreement.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Basis of consolidation — continued

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with Heng Cheng and its current shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of Heng Ye and Heng Cheng;

•	Discontinue or restrict the operations of any related-party transactions among Heng Ye and Heng Cheng;

•	Impose fines or other requirements on Heng Ye and Heng Cheng;

•	Require the Company or Heng Ye and Heng Cheng to revise the relevant ownership structure or restructure operations; and/or

•	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in China.

•	Shutting down our servers or blocking our online platform;

•	Discontinuing or placing restrictions or onerous conditions on our operations; and/or

•	Requiring us to undergo a costly and disruptive restructuring.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate Heng Cheng in its consolidated financial statements as it may lose the ability to exert effective control over Heng Cheng and its shareholder, and it may lose the ability to receive economic benefits from Heng Cheng.

The interests of the shareholders of the Heng Cheng may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the Heng Cheng not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the Heng Cheng will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of Heng Cheng may encounter in its capacity as beneficial owners and directors of Heng Cheng, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of Heng Cheng will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of Heng Cheng should they act to the detriment of the Company. The Company relies on certain current shareholders of Heng Cheng to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of Heng Cheng, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Group’s financial statements are income tax.

Revenue recognition

The Group provides services as an online consumer marketplace connecting borrowers and investors. Revenue is recognized as the service is performed and it results from fees earned. Fees include transaction fees from borrowers, service fees from investors and others revenue.

Transaction fees from borrowers

Transaction fees are charged to the borrowers for services provided through our platform in facilitating loan originations. The transaction fee rate that the Group charges borrowers depending on the pricing grade of the loan facilitated. The Group recognizes revenue for transaction fees upon completion the service of loan origination. A loan is considered originated when the funds provided by the investors are transferred to the borrower’s bank account by the external online payment network provider.

Historically, the Group collects amount of the transaction fee from borrowers primarily on a monthly basis over the term of the loan. In the fourth quarter of 2014, a new collection schedule were adopted that the Group either collect the entire amount upfront, or collect a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan.

Service fees from investors

Service fee

Service fees mainly include the monthly management fee charged to investors using the automated investing tool and other one-time fee received, such as selling loans over the Group’s secondary loan market.

Risk reserve management fee

In order to be more competitive by providing certain level of assurance to the investors, the Group reimburses the loan principal and interest to the investor in case of borrower’s default and then collects the amounts either from borrowers through its collection team or the guarantee company. Before August 2013, the Group provided such credit enhancement service in the form of a risk reserve fund, under which the Group set aside some fee earned as risk reserve fund and repaid the investor in the case of default (“risk reserve model”). The Group charged investors a risk reserve management fee at a rate of 10% based on the monthly interest on loans and recognized such servicing fee as revenue of the credit enhancement service. After August 2013, the Group introduced a guarantee arrangement with a guarantee company, under which the guarantee company provides guarantee service to the investors (“guarantee model”). The guarantee company charges the investors at a rate of 10% based on monthly interest on loans as servicing fee, which is to be collected by the Group on behalf of the guarantee company. Therefore the Group does not recognize such service fee as its revenue after August 2013.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Revenue recognition — continued

Other revenue

Other revenue includes penalty fee for prepayment, late payment and other service fees. The penalty fee will be charged to borrowers as a certain percentage of overdue amount in case of late payment or a certain percentage of interest over the prepaid principal loan amount in case of prepayment.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1-inputs are based upon unadjusted quoted prices for identical assets or liabilities traded in active markets.

•	Level 2-inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3-inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, amount due from/to a related party, accounts receivable, prepaid expenses and other assets, and accrued expenses and other liabilities. The carrying values of cash and cash equivalents, amount due from/to a related party, accounts receivable, prepaid expenses and other assets, and accrued expenses and other liabilities approximate their fair values reported in the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposit which is highly liquid.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Property and equipment, net

Furniture and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Computer and transmission equipment	3 years
Furniture and office equipment	5 years
Leasehold improvements	Over the shorter of the lease term
or expected useful lives

Gains and losses from the disposal of property and equipment are included in income from operation.

Origination and servicing expense

Origination and servicing expense consists primarily of variable expenses and vendor costs, including costs related to customer referral, credit, collection, customer support and payment processing staff associated with facilitating and servicing loan.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

Deferred income taxes are recognized with net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group did not recognize any income tax due to uncertain tax position or incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2013 and 2014.

Value added taxes (“VAT”)

The Group is subject to VAT at the rate of 6% or 3%, depending on whether the entity is a general tax payer or small-scale taxpayer, and related surcharges on revenue generated from providing services. VAT is also reported as a deduction to revenue when incurred and amounted to $191 and $1,858 for the years ended December 31, 2013 and 2014, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of accrued expense and other liabilities on the face of balance sheet.

Net income (loss) per share

Basic and diluted net income (loss) per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Accounts receivable and allowance for uncollectible accounts receivable

Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts receivable are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. No allowance for uncollectible accounts receivables are recorded as of December 31, 2013 and 2014 due to all accounts receivables are guaranteed by Tian Da Xin An (Beijing) Guarantee Co., Ltd. (“Tian Da Xin An) (see Note 7).

Foreign currency translation

The functional and reporting currency of Yirendai is US dollar. The functional currency of the Company’s subsidiaries and VIE in the PRC is Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The Company with functional currency of RMB translates its operating results and financial positions into US dollar, the Company’s reporting currency. Assets and liabilities are translated using the exchange rates in effect on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues, expenses, gains and losses are translated using the average rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the statements of comprehensive income.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of US$ nil and US$222, which were denominated in RMB, at December 31, 2013 and 2014, respectively, representing nil and 100% of the cash and cash equivalents at December 31, 2013 and 2014, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable, prepaid expenses and other assets. As of December 31, 2014, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the PRC. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — continued

Significant risks and uncertainties — continued

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the two years period ended December 31, 2014.

There are no customers of the Group that accounted for greater than 10% of the Group’s carrying amount of accounts receivable as of December 31, 2013 and 2014.

Recent accounting pronouncements adopted

In April, 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update (“ASU”) 2014-08, which amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. The new guidance eliminates the second and third criteria of discontinued operation in ASC 205-20-45-1 and instead requires discontinued-operations treatment for disposals of a component or group of components that represents a strategic shift that has or will have a major impact on an entity’s operations or financial results. The ASU also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale.

The ASU also requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the statement of financial position.

Regarding the statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation.

The ASU is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. The Group does not expect the adoption of this guidance will have a significant effect on its consolidated financial statements.

In May 2014, the FASB issued, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. generally accepted accounting principles.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

•	Step 1: Identify the contract(s) with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

3.	PREPAID EXPENSE AND OTHER ASSETS

	December 31, 2013	December 31, 2014
Funds receivable from external payment network providers (i)	1,016	30,588
Deposits	284	1,022
Prepaid expense	340	969
Employees advance	53	13

Total	1,693	32,592

(i)	The Group opened accounts with external online payment service providers to collect and transfer loan funds and interest to investors or borrowers. The Group also uses such accounts to collect the transaction fee and service fee, and repay and collect the default loan principal and interest. The balance of funds receivable from external payment network providers mainly includes (a) fund received from investors but not yet transferred to accounts of borrowers by external payment network providers due to the settlement time lag; (b) repayment of loan principal and interest amounts received from borrowers but not yet transferred to accounts of investors by external payment network due to the settlement time lag and (c) accumulated amounts of transaction fee, service fee received, payment and collection of default loan and interest at the balance sheet date.

4.	PROPERTY AND EQUIPMENT, NET

	December 31, 2013	December 31, 2014
Computer and transmission equipment	214	635
Furniture and office equipment	6	37
Leasehold improvements	39	157

Total property and equipment	259	829
Accumulated depreciation and amortization	96	278

Property and equipment, net	163	551

Depreciation and amortization expense on property and equipment for the years ended December 31, 2013 and 2014 were $72 and $185 respectively.

5.	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31, 2013	December 31, 2014
Fund payable (i)	812	26,622
Accrued payroll and welfare	682	1,138
Other accrued expenses	23	985
Tax payable	—	68

Total accrued expenses and other current liabilities	1,517	28,813

(i)	The balance of fund payable mainly includes fund payable to investors or borrowers due to the settlement time lag by external payment network.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

6.	FAIR VALUE

Measured on recurring basis

The Group measured its financial assets and liabilities including the cash and cash equivalents at fair value on a recurring basis as of December 31, 2013 and 2014. Cash and cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued based on the quoted market price in an active market.

The Group did not have Level 2 and Level 3 investments as of December 31, 2013 and 2014, respectively.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Prior to establishment of the Group and the transfer of Yirendai Business, CreditEase has provided the Yirendai Business with origination and servicing, sales and marketing, general and administrative services. The Group expects CreditEase to continue to provide certain support services, but to the extent CreditEase does not continue to provide such support, the Group established its own support systems. The Group recorded expenses of the above services on an allocation basis for the purpose of preparing the accompanying consolidated financial statements. After the Yirendai Business became a stand-alone company, the Group entered into a series of reorganization agreements with CreditEase that governed the relationship between CreditEase and the Group and provided for, among other things, the provision of services by CreditEase to the Group and the allocation of liabilities and obligations attributable or related to periods or events prior to and in connection with the IPO. These service transactions between the Group and CreditEase are herein referred to as related party transactions.

The Yirendai Business’ working capital requirements have historically been part of the corporate cash management program of CreditEase. For the purpose of cash flow presentation, please refer to Note 1 for details.

The Group accounts for such related party transactions based on the series of reorganization agreements and reflects for all periods presented herein. Below summarizes the relationship with entities in CreditEase, and their nature of services provided to the Yirendai Business. Total allocation cost and expense from CreditEase for such services were approximately $2,301 and $16,060 for the years ended December 31, 2013 and 2014, respectively, of which including provision of collection service amounted to $8 and $54, borrowers and investors acquisition and referral fee amounted to $1,328 and $12,329 and system supporting amounted to $781 and $1,694 for the years ended December 31, 2013 and 2014, respectively, which will be continued providing by CreditEase after the listing.

During August 2013 to December 2014, Yirendai Business worked with Tian Da Xin An, a subsidiary of consolidated VIEs of CreditEase, by introducing Tian Da Xin An as the guarantor in the loan facilitation agreements. Under such agreements, Tian Da Xin An guaranteed for the principal and interest paid to investors and for transaction fees paid to the Group in case of borrower default. Because Yirendai and Tian Da Xin An are under common control of CreditEase, Yirendai did not charge commission for referral business to Tian Da Xian An. Meanwhile, Tian Da Xin An did not charge guarantee fee for the guarantee service on transaction fee. As a result, no commission of referral or guarantee expense on the transaction fee was reflected in the accompanying financial statements. In the periods prior to August 2013 and after December 2014, Yirendai provided credit enhancement services to investors in the form of a risk reserve fund as discussed in note 2.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

7.	RELATED PARTY BALANCES AND TRANSACTIONS — continued

Details of related party balances and transactions as of December 31, 2013 and 2014 are as follows:

(i)	Amount due from a related party

	December 31, 2013	December 31, 2014
Tian Da Xin An	—	5,489

Total	—	5,489

(i)	Amount due to a related party

	December 31, 2013	December 31, 2014
Tian Da Xin An	258	—

Total	258	—

In August 2013, when the Group switched the credit enhancement service from the previous risk reserve fund model to the guarantee model, a one-time fee of $266 was paid to Tian Da Xin An for its assumption of the obligation of the Group on the outstanding loan balances that were covered under the previous risk reserve fund model. Such fee was included in the origination and servicing expenses in 2013.

Under the guarantee model, for providing the guarantee service to the investors on the principle and interest, Tian Da Xin An charges the investors at a rate of 10% based on monthly interest on loans as servicing fee, which is to be collected by the Group on behalf of the guarantee company. The Group pays the investors the principal and interest on loans that default, and collects from Tian Da Xin An the associated unpaid transaction fee from borrowers in accordance with the guarantee arrangement (see Note 2 service fees from investors). The balance of amount due to Tian Da Xin An as of December 31, 2013 and amount due from Tian Da Xin An as of December 31, 2014 represent the net amount of services fee payable and the receivable amount arising from guarantee fee, principal and interest on loans that defaulted as well as the associated unpaid uncollectible transaction fee from borrowers.

8.	INCOME TAXES

Yirendai is a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, they are not subject to tax on either income or capital gain.

Under the current Hong Kong Inland Revenue Ordinance, Yirendai HK is subject to 16.5% income tax on its taxable income generated from operations in Hong Kong.

Yirendai’s subsidiaries and a consolidated VIE established in the PRC are subject to income tax rate of 25%, according to the PRC Enterprise Income Tax.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

8.	INCOME TAXES — continued

Reconciliation between the income tax at statutory tax rate to income tax expense is as follows (in thousands):

	Year ended December 31, 2013	Year ended December 31, 2014
Loss before provision for income taxes	(8,342)	(4,492)
Statutory tax rate in the PRC	25%	25%
Income tax at statutory tax rate	(2,086)	(1,123)
Non-deductible expenses	17	16
Non-deductible tax losses of the Yirendai Business	2,069	1,112
Income tax expense	—	5

9.	NET INCOME (LOSS) PER SHARE AND NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic net income (loss) per share (EPS) is the amount of net income (loss) available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net income (loss) available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

The following table details the computation of the basic and diluted net loss per share (dollars in thousands, except shares and per share data):

	Year ended December 31, 2013	Year ended December 31, 2014
Net loss	(8,342)	(4,497)
Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic and diluted net (loss) income per share	10,000	10,000

Basic and diluted loss per share	(834)	(450)

10.	SEGMENT INFORMATION

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group. The Group operates and manages its business as a single segment.

All of the Group’s revenues for the years ended December 31, 2013 and 2014 were generated from the PRC.

As of December 31, 2013 and 2014, respectively, all of long-lived assets of the Group were located in the PRC.

YIRENDAI LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — continued

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2014

(in thousands US dollars, except share and per share data)

11.	EMPLOYEE BENEFIT PLAN

Full time employees of the Company in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company accrues for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits were $3,811 and $6,542 for the years ended December 31, 2013 and 2014, respectively.

12.	COMMITMENTS AND CONTINGENCIES

Operating lease as lessee

The Company leases certain office premises under non-cancelable leases. Rental expenses under operating leases for the years ended December 31, 2013 and 2014 were $642, $1,053, respectively.

Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending
2015	1,299
2016	537

13.	SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of December 31, 2014 through February 27, 2015, which is the date of the consolidated financial statements were available to be issued.

YIRENDAI LTD.

SCHEDULE 1-CONDENSED BALANCE SHEETS

(in thousands US dollars, except share and per share data)

	December 31, 2013	December 31, 2014
Assets:
Long term investments	3,158	36,012

Total assets	3,158	36,012

Equity:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, and 10,000 shares issued and outstanding as of December 31, 2013 and 2014)	—	—
Additional paid-in capital	13,260	50,910
Accumulated other comprehensive income (loss)	50	(249)
Accumulated deficit	(10,152)	(14,649)

Total equity	3,158	36,012

Total liabilities and equity	3,158	36,012

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS OF OPERATIONS

(in thousands US dollars, except share and per share data)

	Year ended December 31, 2013	Year ended December 31, 2014
Equity in earnings of subsidiaries and VIE	(8,342)	(4,497)

Net loss	(8,342)	(4,497)

Basic and diluted net loss per share	(834)	(450)

Weighted-average number of ordinary shares used in computing basic and diluted net loss per share	10,000	10,000

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands US dollars, except share and per share data)

	Year ended December 31, 2013	Year ended December 31, 2014
Net loss	(8,342)	(4,497)

Other comprehensive income (loss)
Foreign currency transaction adjustments	49	(299)

Comprehensive loss	(8,293)	(4,796)

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS OF CHANGES IN EQUITY

(in thousands US dollars, except share and per share data)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total equity
Balance as of December 31, 2012	10,000	—	1,863	1	(1,810)	54
Capital contribution by owner	—	—	11,397	—	—	11,397
Other comprehensive income	—	—	—	49	—	49
Net loss	—	—	—	—	(8,342)	(8,342)

Balance as of December 31, 2013	10,000	—	13,260	50	(10,152)	3,158
Capital contribution by owner	—	—	37,650	—	—	37,650
Other comprehensive loss	—	—	—	(299)	—	(299)
Net loss	—	—	—	—	(4,497)	(4,497)

Balance as of December 31, 2014	10,000	—	50,910	(249)	(14,649)	36,012

YIRENDAI LTD.

SCHEDULE 1-CONDENSED STATEMENTS of CASH FLOW

(in thousands US dollars, except share and per share data)

	Year ended December 31, 2013	Year ended December 31, 2014
Cash Flows from Operating Activities:
Net loss	(8,342)	(4,497)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in earnings of subsidiaries and VIE	(8,342)	(4,497)

Net cash used in operating activities	—	—

Cash Flows from Investing Activities:
Investment in a subsidiary	(11,397)	(37,650)

Net cash used in other investing activities	(11,397)	(37,650)

Cash Flows from Financing Activities:
Cash contribution from owner	11,397	37,650

Net cash provided by financing activities	11,397	37,650

Net increase in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, end of year	—	—

YIRENDAI LTD.

SCHEDULE 1-NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1.	BASIS FOR PREPARATION

The condensed financial information of Yirendai Ltd. (“Yirendai”) has been prepared using the same accounting policies as set out in Yirendai’s consolidated financial statements, except that Yirendai used the equity method to account for investments in its subsidiaries and variable interest entity.

2.	INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

Yirendai, its subsidiaries and variable interest entity are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Yirendai stand-alone financial statements, its investments in subsidiaries and variable interest entity are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries and variable interest entity is reported as earnings from subsidiaries and variable interest entity in the accompanying condensed financial information of the Yirendai.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Sale or Issuance	Number of Securities		Consideration
CreditEase Holdings (Cayman) Limited	September 24, 2014	1	[1]	US$	1.00

[1]	On January 5, 2015, we effected a 10,000-for-1 share split, and the 1 ordinary share owned by CreditEase was subdivided into 10,000 ordinary shares.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules, expect for Schedule 1, have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on                     , 2015.

Yirendai Ltd.

By:
Name:	Ning Tang
Title:	Executive Chairman of the Board of Directors

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of              and              as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Executive Chairman of the Board of Directors (Principal Executive Officer)	, 2015
Ning Tang

	Director	, 2015
Huan Chen

	Director	, 2015
Quan Zhou

	Director	, 2015
Tina Ju

	Chief Financial Officer	, 2015
Yu Cong	(Principal Financial and Accounting Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Yirendai Ltd. has signed this registration statement or amendment thereto in New York on                     , 2015.

Authorized U.S. Representative

By:
Name:	, on behalf of
Title:	Manager

YIRENDAI LTD.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	The Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the closing of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts

5.1*	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Han Kun Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	Form of Employment Agreement between the Registrant and its executive officers

10.2*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.3*	Master Transaction Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd.

10.4*	Transitional Services Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd.

10.5*	Non-Competition Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd.

10.6*	Cooperation Framework Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd.

10.7*	Intellectual Property License Agreement between CreditEase Holdings (Cayman) Limited and Yirendai Ltd.

10.8	English translation of Loan Agreements among Heng Ye and the shareholders of Heng Cheng dated February 22, 2015

10.9	English translation of Equity Interest Pledge Agreements among Heng Ye, Heng Cheng and the shareholders of Heng Cheng dated February 22, 2015

10.10	English translation of Powers of Attorney granted to Heng Ye by the shareholders of Heng Cheng dated February 22, 2015

10.11	English translation of Exclusive Business Cooperation Agreement between Heng Ye and Heng Cheng dated February 22, 2015

10.12	English translation of Exclusive Option Agreement among Heng Ye, Heng Cheng and the shareholders of Heng Cheng dated February 22, 2015

21.1	Subsidiaries of the Registrant

Exhibit Number	Description of Document

23.1*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Han Kun Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2	Form of opinion of Han Kun Law Offices regarding certain PRC law matters

99.3*	Consent of iResearch

*	To be filed by amendment.